SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of April, 2003

Boardwalk Equities Inc.

(Translation of registrant’s name into English)

200, 1501 – 1st Street SW, Calgary, Alberta, Canada

(Address of principal executive offices)

     Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☐	Form 40-F ☑

     Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☑

     If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

SIGNATURE
LETTER TO SHAREHOLDERS
Q & A WITH BOARDWALK MANAGEMENT
INDUSTRY LEADER
PORTFOLIO EXPANSION
COMPETITIVE ADVANTAGES
QUALITY PROPERTIES, DYNAMIC MARKETS
PORTFOLIO SUMMARY
OUR COMMUNITY COMMITMENT
MANAGEMENT'S DISCUSSION AND ANALYSIS
CONSOLIDATED FINANCIAL STATEMENTS
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
CORPORATE INFORMATION
MARKET INFORMATION
MANAGEMENT INFORMATION CIRCULAR
SOLICITATION OF PROXIES
RECORD DATE
APPOINTMENT AND REVOCATION OF PROXIES
ADVICE TO BENEFICIAL SHAREHOLDERS
VOTING OF PROXIES
VOTING SHARES AND PRINCIPAL HOLDERS THEREOF
MATTERS TO BE ACTED ON AT THE MEETING
PERFORMANCE
REPORT ON EXECUTIVE COMPENSATION
REPORT ON DIRECTORS' COMPENSATION
EXECUTIVE COMPENSATION
OPTION/SAR GRANTS DURING THE MOST RECENTLY COMPLETED FINANCIAL YEAR
AGGREGATED OPTION EXERCISES DURING THE MOST RECENTLY COMPLETED FISCAL YEAR AND FINANCIAL YEAR-END OPTION VALUES
OTHER MATTERS COMING BEFORE THE MEETING
CORPORATE GOVERNANCE
DIRECTORS' AND OFFICERS' LIABILITY INSURANCE
CERTIFICATE
SCHEDULE A
SCHEDULE B
SCHEDULE C
SCHEDULE D
SCHEDULE E
NOTICE OF THE ANNUAL AND SPECIAL MEETING OF THE SHAREHOLDERS TO BE HELD ON MAY 13, 2003
PROXY

SIGNATURE

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant, Boardwalk Equities Inc, has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date:	April 16, 2003 Boardwalk Equities Inc.

By:	/s/ Paul Moon

Paul Moon Director of Corporate Communications

BOARDWALK EQUITIES INC.

Delivering

VALUE

GROWTH

PERFORMANCE

2002 ANNUAL REPORT

BOARDWALK RENTAL COMMUNITIES

Letter to Shareholders	2
Q & A with Boardwalk Management	6
Industry Leader	8
Portfolio Expansion	10
Competitive Advantages	12
Quality Properties, Dynamic Markets	14
Portfolio Summary	16
Our Community Commitment	19
Management’s Discussion and Analysis	20
Consolidated Financial Statements	38
Notes to Consolidated Financial Statements	42
Corporate Information	60
Market Information	64

Corporate Profile

BOARDWALK EQUITIES INC. is Canada’s largest owner/operator of multi-family rental communities. The Company currently owns and operates in excess of 250 properties, with more than 30,000 units totalling approximately 26 million net rentable square feet.

The company’s portfolio is concentrated in the provinces of Alberta, Saskatchewan, Ontario and Quebec. The Company has assets of over $1.7 billion at book value and approximately 1,000 associate employees.

Boardwalk’s common shares are listed on both the Toronto and New York Stock Exchanges, trading under the symbol BEI. The Company’s total market capitalization at December 31, 2002 was $2.1 billion.

Our Mission

BOARDWALK’S MISSION is “to serve and provide our residents with quality rental communities”.

Operating Results
•	Rental revenues increased 18% to $242 million
•	NOI increased by 19% to $163 million
•	Funds From Operations(1) (FFO), excluding gains, grew by 24% to $62 million
•	FFO per share (diluted), excluding gains, increased by 25% to $1.24
•	Same-property rental revenue growth of 5.5% and same-property NOI growth of 7.5%

Portfolio Growth
•	Completed over $230 million of acquisitions on a highly accretive basis
•	Acquisitions totalled over 3,500 units, increasing the portfolio by 14%
•	Expanded our geographic platform into Montreal and Quebec City markets

Financing
•	Successfully refinanced or renewed over $300 million of mortgage debt
•	Reduced average interest rate to 5.9% at year end

Performance
•	Common shares provided a 31.5% total return during 2002

(1) Funds From Operations (“FFO”) is a generally accepted measure of operating performance of real estate companies, however is a non-GAAP measurement. The Company calculates FFO by taking Net Earnings and adding non cash items including Future Income Taxes and Amortization. The amount is currently referenced on Boardwalk’s Consolidated Statement of Cash Flows. The determination of this amount may differ from that of other real estate companies.

2002 Highlights

BOARDWALK
Welcome to
RIVERDALE MANOR

To Our Shareholders

2002 was a year of significant growth and achievement for Boardwalk.

Boardwalk delivered record results, reflecting both solid internal growth as well as a significant contribution from acquisitions. We strategically expanded the Company’s base of operations into attractive new major market areas, broadening and strengthening our platform and enhancing our long-term growth potential.

We are pleased to report that Boardwalk produced industry-leading results in 2002, meeting or exceeding all of the goals we set at the beginning of the year.

Our performance is a direct result of adhering to our successful, focused strategy – owning and operating quality rental communities in attractive markets and delivering superior value and service to our residents. Our continued success would not be possible without the hard work of the dedicated and talented people throughout the Company.

In 2002, Boardwalk generated solid internal growth and record performance in our core rental portfolio reflecting the attractive fundamentals of our major markets, the quality of our portfolio and our continued focus on operations.

From an external growth perspective, we generated a significant contribution from acquisitions completed during the year. Our most significant purchase, the Nuns’ Island portfolio in Montreal, was the largest single acquisition in Boardwalk’s history and was completed on terms that were highly accretive to our results.

For our shareholders, Boardwalk’s shares generated a total return of 31.5% in the year, outperforming the NAREIT Equity REIT Index, the S&P/TSX Composite and the S&P500 Indices, which posted total returns in 2002 of 3.8%, -12.4% and -22.1%, respectively.

2002 Financial and Operational Highlights

Highlights of our results for the year ended December 31, 2002 include:

•	Rental revenues increased by 18% to $242 million

•	Net operating income (“NOI”), grew by 19% to $163 million

•	Funds from operations (“FFO”), excluding gains, increased 24% to $62 million

•	FFO per share (diluted), excluding gains on sales of properties, increased 25% to $1.24.

Our portfolio continued to perform solidly in 2002, with the following highlights:

•	Average monthly rents realized in 2002 were $716 per unit, up $52, or 8%, compared to last year

•	The average occupancy rate of our portfolio was 95.0% in 2002, down slightly from 95.1% in the previous year

•	Our “same-property” results for our stabilized portfolio continued to show improved performance with rental revenue growth of 5.5%, and NOI growth of 7.5% in 2002

•	Our in-place monthly rents at the end of the year were below market by an estimated $36 per unit. This translates into an estimated loss-to-lease of approximately $12 million.

Maintaining Financial Strength and Flexibility

Boardwalk maintained its strong financial position throughout 2002. Our solid balance sheet, combined with our significant and increasing internally generated cash flows and low payout ratio, will provide us with the resources and financial flexibility to enable us to take advantage of growth opportunities that may arise.

At year-end 2002, we had total debt of $1.3 billion, of which 93% was CMHC-insured first mortgages on our properties. All of this mortgage debt was at fixed rates, with an average term to maturity of approximately five years. The average interest rate on our total debt was reduced to 5.9% at the end of the year, compared to 6.2% at the end of 2001.

In 2002, our interest coverage ratio, excluding gains, improved to 1.93 times, up from 1.84 in the previous year, and our debt-to-total market capitalization was 63.2% at year-end, compared to 66% at the end of 2001.

During the year, we successfully renewed or refinanced over $300 million of mortgage debt. The largest mortgage refinancing completed was on the Nuns’ Island portfolio. In November 2002, we obtained a new five-year $152.6 million CMHC-insured first mortgage on this portfolio at a rate of 5.23%. This replaced $107.4 million of mortgage debt with an average interest rate of 9.3%.

2002   ANNUAL REPORT    •    03

Significant External Growth and Market Expansion

During 2002, Boardwalk completed the acquisition of over 3,500 units, significantly exceeding our original acquisition forecast of between 1,000 and 2,000 units. The acquisitions completed during the year totalled $231 million, or approximately $64,800 per unit. This represents over a 50% discount to estimated replacement cost. These acquisitions added 3.4 million square feet to our portfolio, increasing our portfolio by approximately 14% over the year.

These acquisitions were of exceptionally high quality and served to significantly expand the Company’s geographic platform. During 2002, Boardwalk entered two new major markets – Montreal – the largest multi-family rental market in the country – and Quebec City. The most significant acquisitions in 2002 were:

•	In May 2002, Boardwalk completed the purchase of the 3,100-unit Nuns’ Island portfolio – a unique high-quality portfolio situated immediately south of downtown Montreal.

•	In November 2002, the Company acquired a luxury residential rental property in Quebec City with a total of 346 residential units.

Since year-end, Boardwalk has acquired an additional 1,129 units, which closed in January and February of 2003. This includes the Company’s first property in Gatineau, Quebec, and additional properties in the Montreal market.

Over the past 12 months, the Company has expanded its geographic presence into major market areas that are, in aggregate, close to two and a half times larger in terms of the universe of rental units than all of its previous major markets combined. This is expected to provide Boardwalk with even greater abilities to explore growth opportunities going forward.

Sector Outlook

Industry fundamentals point to healthy operating conditions in 2003 and beyond in most Canadian markets. Supply growth of new multi-family rental properties remains modest across the country. This reflects the fact that rents remain well below those required to economically justify new rental construction in most markets.

On the demand side, demographic trends are expected to have a positive impact on the multi-family rental sector throughout the current decade. The age groups having the highest likelihood of renting are projected to be among the fastest growing population segments.

The “double-cohort” occurring this year in Ontario – two classes of high school graduating together in June 2003 – are expected to result in a swelling of the student population in university and college cities not only in Ontario but across Canada, beginning in the fall of this year. This should lead to increased demand for rental housing in these markets.

Vacancy rates continue to be low in most markets across the country. CMHC is forecasting that vacancy rates will continue to be relatively stable in Canada, projecting vacancy rates of 2.5% in 2003 and 2.6% in 2004.

The positive fundamentals for the multi-family rental sector in Canada were recognized in a recent report by Moody’s, which ranked it as being the most attractive among real estate asset classes in North America. Canada’s multi-family rental sector had a ranking of 94 out of 100 – well above the U.S. multi-family sector (at 74) and other real estate sectors in Canada.

Our Markets

Boardwalk’s portfolio is concentrated in some of the most dynamic markets in the country, which should enable the Company to continue to generate solid internal growth.

With residential mortgage rates at historically low levels, Boardwalk experienced a modest increase in turnover in 2002 due to more residents leaving to buy homes, townhomes and condominiums. In several of our markets we experienced increases in vacancies; however, we were successful at continuing to show healthy growth in our overall portfolio performance. This is due in large part to our proactive leasing, marketing and operational efforts. With the most experienced team in our history, we are continuing to make quick adjustments and occupancy at the beginning of 2003 has increased.

04    •    ANNUAL REPORT  2002

At least partially offsetting the impact of lower mortgage rates on home affordability has been the significant increase in house prices in our core markets. In Calgary, for example, the average single family home resale price rose by 11% year-over-year to more than $227,500 in January 2003 – a record high.

The rent level in the majority of Boardwalk’s rental communities is in the mid-priced range, averaging $716 per month in 2002. We believe this provides greater stability for our overall portfolio and long-term appreciation potential as rents continue to climb towards replacement cost levels.

The underlying fundamentals of our core markets remain attractive. Edmonton and Calgary, our two largest markets, are projected to continue showing among the highest economic growth rates. The Conference Board of Canada forecasts that these two cities will be among the leading Canadian cities for real GDP growth from 2003 to 2007.

A Focused Vision and Strategy

Boardwalk is committed to being the industry leader in Canada’s multi-family rental industry and in growing our operations into a truly national platform.

We have a clear business strategy. We are focused on acquiring, owning and managing quality rental communities concentrated in attractive markets characterized by high barriers to new supply. For our residents, we will continue to provide superior value and service.

We have a balanced growth strategy – focused on maximizing internal growth combined with an aggressive but disciplined acquisition program. We will also pursue co-investment opportunities to broaden our platform, increase our returns on investment and enhance our future growth.

As always, our primary goal is to deliver consistent, sustainable and superior long-term growth in value and FFO per share for our shareholders.

Looking Ahead – Our Business Outlook

We remain very positive and optimistic about Boardwalk’s future. We are in a better position today than at any time in our history to capitalize on future opportunities in our business.

We expect operating fundamentals to remain favourable due to the positive supply-demand relationship that exists in our core markets.

Our strengths:

•	We enjoy record growing cash flows.

•	We are in the strongest financial position in our history.

•	We have a high-quality, well-maintained portfolio concentrated in some of the best apartment markets in the country with high barriers to new supply.

•	We enjoy strong local market positions in the markets in which we operate.

•	We have excellent operational capabilities and a proven and performance-driven management team.

With our broadened geographic platform, Boardwalk is in a better position than ever to capitalize on growth opportunities going forward.

In summary, Boardwalk is in an excellent position to continue to deliver value, growth and performance in the years ahead.

Final Thoughts

We have an outstanding team at Boardwalk, from our Board of Directors, to our senior management team, to our 1,000 talented employee associates.

We are committed to continually improving our corporate governance. We are extremely pleased to have an outstanding Board of Directors dominated by experienced and independent directors. We thank our Board for their significant contributions to date and for their continued support and guidance.

We are truly grateful for the ongoing dedication of our associate employees. In the first two months of 2003, we again had the chance to visit and spend time with all of our associates. We are extremely gratified by the enthusiasm and support of this dedicated team.

We also thank our shareholders for your confidence and your investment in Boardwalk. Your support has enabled the Company to become the leader in the Canadian multi-family rental sector. We will continue our dedication to building long-term shareholder value in the years ahead.

Sincerely,

Sam Kolias President and CEO March 14, 2003	Mike Hough Senior Vice President

2002  ANNUAL REPORT    •    05

Q: What do you see as the biggest opportunities for the Company?
Sam Kolias, President and CEO
A: We have a positive long-term outlook for our business and I see two major opportunities for the Company going forward.
First, a very significant area of opportunity for our Company will be from the internal growth we believe is embedded in our existing portfolio as rents and values continue to rise towards replacement cost levels in our markets. The potential upside from this is very significant. From a rent level perspective, every $25 net increase in our monthly rent per unit translates into an additional $0.17 per share of FFO.

From a replacement cost perspective, the gap between our current market capitalization and the estimated replacement value of our portfolio stands today at well over $1 billion – or over $20 per share – and we are convinced that this gap will close over time.

Second, we believe we will continue to generate significant future growth through acquisitions. The multi-family market in Canada remains highly fragmented. While Boardwalk is the largest owner/manager in Canada, we own less than 2% of the total market. And we are still in the early stages of a major shift in the ownership of multi-family rental property to larger professionally managed companies, REITs and institutional investors such as pension funds.

Boardwalk is well positioned to continue to grow within this environment because of our experience, size, reputation, broad operating capabilities, access to capital and proven acquisition expertise. We also have a competitive advantage in dealing with the significant pool of property owners whose inclination to sell is affected by tax considerations. As a publicly-traded company, we can offer the potential seller various tax-deferral alternatives.

Q: How successful was the integration of the nuns’ Island acquisition?
Kevin Screpnechuk, Senior Vice President, Rental Operations
A: It went extremely well for several reasons. First, we were able to retain over 60 talented and dedicated on-site associates who had been operating and managing the properties, the majority of whom had been working at the site for many years.

Second, we recruited two senior real estate professionals with significant experience in the local Montreal market to oversee the management and operations of the portfolio, working together with the existing managers.

Third, we retained the name “Structures Metropolitaines”, which was a strong brand and which had been associated with the Nuns’ Island project since it was developed. This resulted in a seamless transition from the perspective of our residents.

Finally, we successfully integrated their operations into our existing property management systems within six months – much quicker than our original projection of 18 months.

These factors, along with the strength of the local market, has enabled us to operate the portfolio with a very low vacancy and achieve strong operational performance since we acquired it.

Q: What were the characteristics of the markets and properties that led you to make your first acquisitions in Montreal, Quebec City and the Gatineau/Hull region?
Bill Chidley
Senior Vice President, Corporate Development
A: The properties we acquired in Quebec all met the core characteristics we look for when assessing acquisitions. The properties were all purchased at a significant

06    •    ANNUAL REPORT  2002

discount to replacement cost. The going-in returns were attractive, and the acquisitions were highly accretive to our financial results. And we believe there are further opportunities to enhance those returns going forward.

In addition, the quality and location of the real estate we acquired over the past year has been truly exceptional – we consider the Nuns’ Island portfolio and the properties acquired in Quebec City and Montreal’s South Shore as being among the best multi-family properties in the country.

From a market perspective, we thought the fundamentals and the timing were attractive for a market entry into the Quebec market. Vacancy rates have fallen considerably in these markets over the past several years to the point where they now are all among the lowest in the country. In addition, rental rates in the cities remain relatively low compared to other major market areas.

Q: Are you looking at expanding your holdings in the new markets you entered over the past 12 months?
Jean Denis, Vice President, Quebec Acquisitions
A: Yes, we expect to be able to expand our presence in each of these new markets.
Historically, after initially establishing a position in any new market, we have been able to source additional attractive opportunities to grow – whether through one-off acquisitions or through the acquisition of portfolios.

We are also optimistic about the potential to grow given the size of these markets. For example, Montreal is the largest multi-family market in the country with over 460,000 units. To put that into perspective, Edmonton and Calgary, our two largest markets, have about 110,000 units combined.

We have established a strong local operating platform and team in Montreal, and we have the personnel in place to manage significant additional growth.

So we are optimistic that we will be able to capitalize on further acquisition opportunities in these markets over time.

Q: Are you targeting additional new markets to enter?
John Dill, Vice President, Eastern Acquisitions
A: Yes. Over time we anticipate having a presence in additional major market areas in Canada. So far in 2003, we have purchased our first property in the Ottawa/Hull region.

We have dedicated significant time and resources to investigating and researching other market areas, have an extensive property database and have relationships with property owners in all of our major target markets across Canada.

Given the highly fragmented nature of the industry, we believe Boardwalk will continue to identify attractive new acquisition opportunities. We remain, however, very disciplined with respect to our acquisition criteria. We will not grow just for the sake of growing or enter additional markets unless it will contribute positively to our results and to building shareholder value.

Q: What are your plans with respect to establishing joint-venture arrangements?
Mike Hough, Senior Vice President
A: Part of our strategic plan involves pursuing co-investment opportunities with institutional partners.

This would serve to leverage our existing platform and core capabilities to increase the returns we can generate on our invested capital, and enhance the Company’s long-term growth potential. It also would broaden our access to alternative sources of capital, which we think will prove to be beneficial over the longer term.

Our size, operating expertise and our demonstrated ability to source and execute major acquisitions, have established the Company as a prime candidate for potential institutional partners. We are working towards establishing one or more such relationships.

Q: Boardwalk reported strong growth in financial results in 2002. Can you give us a sense of what you expect in 2003?
Rob Geremia, Senior Vice President, Finance and CFO
A: We believe Boardwalk will be able to post solid results again in 2003.

There are several main factors that will drive our growth this year. First, we expect to continue to deliver healthy internal growth from our stabilized portfolio. Second, we will have the full-year impact of the accretive acquisitions completed in 2002. For example, the Nuns’ Island portfolio acquisition contributed to our results for only eight months in 2002. Third, we will benefit from the positive impact of mortgage debt refinancing completed in the second half of 2002, including the Nuns’ Island portfolio. Finally, the Company will benefit from the contribution of the additional acquisitions we have concluded in early 2003.

So we believe that Boardwalk is well positioned to deliver above-average growth and performance again in 2003. We are comfortable with current estimates of FFO per share of between $1.40 and $1.44 for 2003, which does not include any contribution from property sales. This would indicate growth in our core rental FFO per share of between 13% and 16% in 2003.

2002  ANNUAL REPORT    •    07

Industry Leader

Boardwalk will continue to focus on its proven strategy of building value today and for the long term: quality properties, attractive markets, close attention to property management and customer needs, and an aggressive but disciplined acquisition program.

Our Company

Since becoming a public company in 1994, Boardwalk’s property portfolio has grown from approximately 2,500 units to over 30,000 units today. We are currently Canada’s premier owner and manager of apartment communities. Our portfolio consists of over 250 properties, totalling approximately 26 million net rentable square feet in 15 cities across the country. The average size of our units is just over 850 square feet, with an average monthly rent of $716 in 2002.

Boardwalk has a total market capitalization of $2.1 billion – over two and a half times that of the largest Apartment REIT in Canada.

We are, or plan to be, a dominant owner of apartment communities in each of our core markets. Our market share currently exceeds 10% in the majority of our core western markets.

Our Vision

Boardwalk is committed to being Canada’s leading multi-family Company and to expanding our operations into a truly national platform.

Our Strategy

Boardwalk has a clear business strategy. We are focused on acquiring, owning, and managing quality multi-family rental properties concentrated in attractive markets characterized by high barriers to new supply.

Our internal growth strategy is concentrated on enhancing returns on our existing assets through:

•	Active property management focused on:

•	Maximizing revenues by maintaining an optimal mix of occupancy rates and rental rates

•	Controlling operating expenses

•	Empowering our associates to become bottom-line decision makers within the framework of our corporate mission, vision and values

•	Selectively renovating/repositioning properties which can result in sustainable improvement in returns, property values and their competitive positioning

•	Implementing cost-saving capital expenditure programs.

•	Optimizing economies of scale arising from the size and geographic scope of our portfolio.

•	Deriving additional non-rental sources of revenue from third-party goods and services providers.

•	Using leading-edge technology to increase our productivity, processes and operations and enhance customer service.

Our external growth strategy is focused on pursuing an aggressive, but disciplined, acquisition program. The key elements of our acquisition strategy include:

•	Acquiring well-located properties and portfolios that meet our investment criteria and long-term strategic objectives.

•	Continuing to acquire properties in existing markets in order to achieve economies of scale in operations, to strengthen our brand identity and to enhance local market knowledge.

•	Pursuing acquisitions in selective new target markets where portfolios can be acquired or sufficient scale can be achieved over time.

•	Focusing primarily on supply-constrained markets with strong economic fundamentals and high or rising single-family housing prices.

•	Purchasing assets at prices under replacement cost.

•	Pursuing under-performing properties where value can be added through proactive management and/or capital improvements and repositioning.

An additional element of our growth strategy is pursuing co-investment opportunities to broaden our platform, increase our returns on investment and enhance our future growth.

We have the vision as well as the right strategy and the right people to maintain and build on our leadership position.

2002  ANNUAL REPORT    •    09

Gaspé
Boulevard
Île-des-Soeurs

Portfolio Expansion

Boardwalk expanded its geographic base significantly in 2002, contributing strongly to our financial results, adding premier assets in attractive new major markets and enhancing our future growth potential.

Boardwalk had been strategically targeting major markets in the Province of Quebec for some time with a view to entering those markets if attractive acquisition opportunities arose.

During 2002, we entered the Montreal and Quebec City markets, and in early 2003 we expanded into the Gatineau/Hull region. In total, since May 2002, we completed the acquisition of over 4,500 units in Quebec.

In a short period of time, we have amassed what we consider to be the highest quality multi-family rental portfolio in Quebec. More importantly, we believe this portfolio will continue to provide superior returns over both the short and long terms. In addition, our Quebec investments have strategically positioned Boardwalk to take advantage of additional growth opportunities in these markets.

The Montreal, Quebec City, Gatineau/Hull and nearby Ottawa regions have an aggregate of over 600,000 rental units. This represents over 40% of the total rental units in all of the central market areas in Canada.

These new major market areas are close to two and a half times larger in terms of the universe of rental apartment units than all of Boardwalk’s previous major markets combined.

We are now in markets representing over 55% of the total universe of rental apartments in Canada, up from 15% at the beginning of 2002.

With our strong operating platform, we believe Boardwalk has significantly enhanced its ability to capitalize on additional growth opportunities in these and other markets going forward.

Nuns’ Island – Montreal In the second quarter of 2002, Boardwalk completed the acquisition of a 3,100-unit portfolio located on Nuns’ Island at a total cost of approximately $200 million. Nuns’ Island is a unique, high-end community, located immediately south of Montreal’s downtown core. Nuns’ Island is noted for its natural setting and amenities, including parks and bike trails. It is an extremely popular location for people attracted to the lifestyle aspects of living on the island, yet still being very close to downtown.

The portfolio consists of 59 apartment buildings and 260 townhouse units, all within an 80-acre land parcel. The clustered nature of the properties provides for significant operating and administrative efficiencies. The portfolio includes high-rise, mid-rise and townhouse-style rental buildings, with a total of 3.1 million rentable square feet and an average unit size of approximately 1,000 square feet.

On Nuns’ Island, we operate under the Structures Metropolitaines banner, a well-recognized name in the local market that had been associated with the high-quality Nuns’ Island property since development of the project started in the 1960s. With the acquisition, the Company was able to bring on board over 60 dedicated and talented associates who, together with the addition of two local managers, will oversee our operations in Montreal.

Quebec City

In November 2002, Boardwalk completed the acquisition of 5-8 Place de Merici at Les Jardins de Merici in Quebec City, which represented the Company’s first acquisition in the Quebec City market. The 346-unit luxury residential rental property consists of four concrete high-rise buildings. The acquisition price was $27.1 million, which equates to $78,300 per unit.

The property is exceptionally located, situated in the heart of Quebec City on the north bank of the St. Lawrence River. It is adjacent to the Battlefields Park (Parc des Champs-de-Batailles),

also known as the Plains of Abraham, and within minutes’ drive of Quebec City’s historical district. The suites feature tremendous panoramic views of the St. Lawrence River and of the Quebec City skyline.

Gatineau/Hull

In January 2003, Boardwalk completed the acquisition of the “Parc de la Montagne” apartment complex in Gatineau, Quebec. The property consists of three concrete high-rise buildings with a total of 321 residential units. The acquisition price was $13.7 million, equating to $42,700 per unit.

2002  ANNUAL REPORT    •    11

Competitive Advantages

Our size, financial strength, portfolio quality, market position, superior customer service and talented people are among our key competitive advantages.

Market Leader and largest in Size in the Sector. Boardwalk is Canada’s largest owner/manager of multi-family rental assets with over 30,000 units in 15 cities across the country.

Critical mass in targeted markets. We are the largest multi-family operator in the majority of the markets in which we operate. Our scale, concentration and clustering of properties enable us to achieve operating efficiencies and economies of scale. They also permit Boardwalk to build strong local market expertise and better brand recognition, and they provide significant marketing and cross-marketing opportunities.

Broad Geographic Platform. Boardwalk’s broad geographic platform provides the Company with several advantages: an exceptional level of market knowledge; the ability to quickly assess growth opportunities across our markets; the ability to effectively integrate additional acquisitions given our existing operating platform; and enhanced long-term stability through greater diversification across many regions.

High-quality Portfolio. Our high-quality portfolio provides us with a distinct advantage in our local marketplace with respect to attracting and retaining customers. The curb appeal of Boardwalk’s professional landscaping and building exteriors is complemented by renovated lobbies, hallways and suites – compelling and attractive offerings for residents.

Superior Customer Service. We pride ourselves on providing superior customer service. First and foremost, this is provided by our dedicated and trained on-site customer service representatives. In addition, our 24/7 call centre is also available for residents with any questions or maintenance requests.

Management Team. Our management depth and experience are second to none in the industry.

Proven Acquisition Capability. Our proven, experienced and professional acquisition team is exceptionally skilled at identifying, evaluating, negotiating and closing on property acquisitions.

Property Repositioning and Rehabilitation Expertise. Boardwalk personnel are highly experienced in adding value to properties through repositioning and upgrading.

Balance Sheet Flexibility/Capital Market Expertise. Boardwalk’s solid financial base combined with its access to and experience in capital markets is a significant advantage for the company, giving us the ability to act quickly on attractive opportunities and the ability to participate in large-scale transactions.

Leading-edge Property Management Systems. Technology leadership is a critical element in our overall strategy and has long been a source of competitive advantage for Boardwalk. Throughout our Company, our people continue to creatively apply technological solutions to maximize operating and administrative efficiencies and to improve our level of customer service. Boardwalk utilizes a proprietary state-of-the-art property management system that gives our associate employees better and easier-to-use tools. Access to real-time information enables them to provide superior service to our residents. These systems are fully web-enabled and are highly flexible and scalable, enabling Boardwalk to easily add new assets and expand into new markets.

Talented People...Our Biggest Advantage.

Of all Boardwalk’s strengths, none is more important than our people. We have an outstanding team of approximately 1,000 talented associates across our Company. This includes on-site personnel including customer service associates; our maintenance, landscaping and cleaning service associates, who work together to provide our nearly 70,000 residents with a superior living experience; our area coordinators and regional directors; our warehouse associates; and our regional support personnel. All our areas are supported by an experienced and talented team of associates at our corporate head office in Calgary.

Our people are professionally trained in all aspects of our business and exemplify our key company values of integrity, teamwork and customer service. Our local and regional associates are directly responsible for the day-to-day operation and maintenance of our properties and for providing superior service to our residents. Their hard work and dedication has been directly responsible for the record of progress and success that our Company has achieved to date.

Given the importance of our people to our continued success, we are placing increased emphasis on attracting, retaining and investing in the ongoing training, development and support of our associates.

2002  ANNUAL REPORT    •    13

Quality Properties
Dynamic Markets

Our high-quality portfolio is concentrated in some of the most dynamic markets in the country, which will drive superior internal growth and long-term value.

Quality Portfolio

Reinvesting in our assets has been and will continue to be an important element of our strategy. It enables us to deliver better value to our customers, to drive sustainable revenue growth, and to maximize the investment value of our properties over time.

We have significantly enhanced the market position of our properties and strengthened our portfolio by investing over $300 million over the past five years in capital improvements. This represents the most extensive renovation and upgrade program ever undertaken in our industry in Canada. As a result, Boardwalk’s current portfolio is in exceptional physical condition.

These capital improvements have included: 1) renovating and enhancing the appearance of lobbies, hallways, suites, parking lots, garages and other expenditures that have a direct impact on our residents; 2) boilers, building envelopes and energy-efficient windows, and other structural items that extend the life of the properties and/or reduce utility costs.

This program has enhanced the appeal of our properties to our current and prospective residents, reduced our operating expenses and improved the long-term value of our portfolio. It has also enabled us to capture and sustain a position of superior product quality over many competitors who lack the financial resources or desire to follow suit.

Dynamic Markets

One of the most important elements of Boardwalk’s long-term internal growth strategy is the concentration of its portfolio in attractive major markets with solid underlying fundamentals and high barriers to new entry.

Boardwalk’s portfolio is concentrated in some of Canada’s most dynamic economic markets. These markets also have among the best demand/supply apartment sector dynamics in the country. The vacancy rates in all of Boardwalk’s major markets are below 4% according to CMHC’s latest statistics. Many of our markets have among the lowest vacancy rates in the country.

Boardwalk’s portfolio has its largest weighting in Alberta, which accounts for 56% of our total units. Alberta has led Canada’s economic and job growth over the past five years, and economists are projecting that Alberta will continue to show one of the highest GDP growth rates over the next several years.

The Conference Board of Canada is projecting that Calgary and Edmonton, Boardwalk’s two largest markets, will continue to rank among the top cities for economic growth in the country through to 2007. In 2003, they are projecting real GDP growth for Calgary and Edmonton of 4.9% and 3.8%, respectively, well above the national average of 3.4%.

Alberta has also been the provincial leader in population growth: from 1996 to 2001 the population of Alberta grew by 10.3% while the Canadian population grew 4.0%. Calgary and Edmonton had population growth of 15.8% and 8.7%, respectively, over this period, and they are projected to continue to show population growth at well above the national average going forward.

For 2003, CMHC is forecasting that average market rental rates in Calgary and Edmonton will increase by 4% and 6%, respectively.

There continues to be limited new supply of rental units in all of Boardwalk’s markets. In Calgary and Edmonton, the universe of rental units has actually declined over the past decade as condominium conversions have far outpaced the limited new supply of rental product. Combined with the rapid population growth, the number of rental units per population has declined significantly over this period. In Calgary, there are now approximately 50 units per 1,000 population, down from 67 in 1991, while in Edmonton there are approximately 76 units per 1,000 population, down from 96 in 1991.

Boardwalk remains well positioned to deliver superior long-term internal growth with a quality portfolio which is concentrated in some of the most dynamic markets in the country.

2002  ANNUAL REPORT    •    15

Portfolio Summary

TOTAL PORTFOLIO - Cumulative number of units
35,000
30,000
25,000
20,000
15,000
10,000
5,000
0
2,338
8,787
19,480
22,441
24,937
24,821
25,809
29,536
30,455

Grande Prairie
Fort McMurray
Edmonton
Red Deer
Banff
Airdrie
Calgary
Saskatoon
Regina
Quebec City
Gatineau/Hull
Montreal
Kitchener
London
Windsor

BY CITY

Core cities	Number of units	Percentage	Net rentable	Percent of	Average
		of units	square footage	square footage	unit size

Calgary, AB	4,648	15.3%	3,774,685	15%	812

Edmonton, AB	10,593	34.8%	9,172,423	36%	866

Fort McMurray, AB	352	1.2%	281,954	1%	801

Grande Prairie, AB	401	1.3%	337,060	1%	841

Red Deer, AB	851	2.8%	688,347	3%	809

other-AB	239	0.8%	184,260	1%	771

Regina, SK	2,672	8.8%	2,163,015	8%	810

Saskatoon, SK	1,988	6.5%	1,692,643	7%	851

Gatineau (Hull), QC	321	1.1%	204,055	1%	636

Montreal, QC	3,908	12.8%	3,703,770	14%	948

Quebec City, QC	346	1.1%	300,000	1%	867

Kitchener, ON	329	1.1%	263,020	1%	799

London, ON	2,256	7.4%	1,867,146	7%	828

Windsor, ON	1,551	5.1%	1,170,129	5%	754

Total	30,455	100%	25,802,507	100%	847

BY PROVINCE

Province	Number of units	Percentage	Net rentable	Percent of	Average
		of units	square footage	square footage	unit size

Alberta	17,084	56%	14,438,729	56%	845

Saskatchewan	4,660	15%	3,855,658	15%	827

Ontario	4,136	14%	3,300,295	13%	798

Quebec	4,575	15%	4,207,825	16%	920

Total	30,455	100%	25,802,507	100%	847

16     •    ANNUAL REPORT  2002

City/	Property name	Building	Number	Net rentable	Average
Province		type	of units	sq footage	unit size

Calgary, AB	Boardwalk Heights	Highrise	202	160,894	797
	Boardwalk Plaza	Highrise	115	80,424	699
	Brentview Towers	Highrise	239	151,440	634
	Cedar Court Gardens	Townhouse	65	58,560	901
	Centre Point West	Highrise	123	110,611	899
	Century Towers	Highrise	90	73,411	816
	Chateau Apartments	Highrise	145	110,545	762
	Elbow Towers	Highrise	158	108,280	685
	Flintridge Place	Highrise	68	55,023	809
	Glamis Green	Townhouse	156	173,881	1,115
	Glamorgan Manor	Garden	86	63,510	738
	Heritage Gardens	Highrise	91	64,250	706
	Hillside Estates	Garden	76	58,900	775
	Lakeside Estates	Garden	89	77,732	873
	Leighton House	Highrise	38	27,352	720
	Lynnridge Village	Townhouse	160	151,080	944
	McKinnon Court	Garden	48	36,540	761
	McKinnon Manor	Garden	60	43,740	729
	Northwest Pointe	Garden	150	102,750	685
	Oakhill	Townhouse	240	236,040	984
	O’Neil Towers	Highrise	187	131,281	702
	Patrician Village	Garden	392	295,600	754
	Pineridge Apartments	Garden	76	52,275	688
	Prominence Place	Garden	75	55,920	746
	Radisson I	Townhouse	124	108,269	873
	Radisson II	Townhouse	124	108,015	871
	Radisson III	Townhouse	118	124,379	1,054
	Royal Park Plaza	Highrise	86	66,137	769
	Russet Court	Townhouse	206	213,264	1,035
	Skygate Tower	Highrise	142	113,350	798
	Spruce Ridge Estates	Garden	284	196,464	692
	Travois Apartments	Garden	89	61,350	689
	Vista Gardens	Garden	100	121,040	1,210
	Westwinds Village	Garden	180	137,815	766
	Willow Park Gardens	Garden	66	44,563	675
			4,648	3,774,685	812

Edmonton, AB
	Alexander Plaza	Garden	252	203,740	808
	Aspen Court	Garden	80	68,680	859
	Boardwalk Arms A & B	Garden	78	64,340	825
	Boardwalk Centre	Highrise	597	471,871	790
	Boardwalk Village I II & III	Townhouse	255	258,150	1,012
	Breton Manor	Garden	66	57,760	875
	Briarwynd Court	Townhouse	172	144,896	842
	Brookside Terrace	Garden	131	196,779	1,502
	Cambrian Place	Garden	105	105,008	1,000
	Camelot	Garden	64	54,625	854
	Capital View Towers	Highrise	115	71,281	620
	Carmen	Garden	64	54,625	854
	Castle Court	Garden	89	93,950	1,056
	Castleridge Estates	Townhouse	108	124,524	1,153
	Cedarville	Garden	144	122,120	848
	Christopher Arms	Garden	45	29,900	664
	Corian Apartments	Garden	153	167,400	1,094
	Deville Apartments	Highrise	66	47,700	723
	Ermineskin Place	Highrise	226	181,788	804
	Fairmont Village	Garden	424	362,184	854
	Fontana	Highrise	62	40,820	658
	Fort Garry House	Highrise	93	70,950	763
	Galbraith House	Highrise	163	110,400	677
	Garden Oaks	Garden	56	47,250	844

City/	Property name	Building	Number	Net rentable	Average
Province		type	of units	sq footage	unit size

	Granville	Townhouse	48	53,376	1,112
	Greentree Village	Garden	192	156,000	813
	Habitat Village	Townhouse	151	129,256	856
	Imperial Tower	Highrise	138	112,050	812
	Kew Place	Townhouse	108	105,776	979
	Lansdowne Park	Highrise	62	48,473	782
	Leewood	Garden	142	129,375	911
	Lord Byron I II & III	Highrise	158	133,994	848
	Lord Byron Townhomes	Townhouse	144	170,969	1,187
	Lorelei House	Garden	78	65,870	844
	Maple Gardens	Garden	181	163,840	905
	Marlborough Manor	Garden	56	49,582	885
	Maureen Manor	Highrise	91	64,918	713
	Meadowside Estates	Garden	148	104,036	703
	Meadowview Manor	Garden	348	284,490	818
	Monterey Pointe	Garden	104	83,548	803
	Morningside	Garden	220	165,562	753
	Northridge Estates	Garden	180	103,270	574
	Oak Tower	Highrise	70	51,852	741
	Parkside Towers	Highrise	179	162,049	905
	Parkview Estates	Townhouse	104	88,432	850
	Peace Grove	Garden	40	32,000	800
	Pembroke Estates	Garden	198	198,360	1,002
	Pinetree Village	Garden	142	106,740	752
	Pointe West Townhouses	Townhouse	69	72,810	1,055
	Primrose Lane Apartment	Garden	153	151,310	989
	Prominence Place	Highrise	91	73,310	806
	Redwood Court	Garden	116	107,680	928
	Riverview Manor	Garden	81	62,092	767
	Royal Heights	Highrise	74	41,550	561
	Sandstone Pointe	Garden	81	83,800	1,035
	Sir William Place	Garden	220	126,940	577
	Solano House	Highrise	91	79,325	872
	Southgate Tower	Highrise	170	153,385	902
	Summerlea Place	Garden	39	43,297	1,110
	Suncourt Place	Garden	62	55,144	889
	Tamarack East and West	Townhouse	132	212,486	1,610
	Terrace Gardens	Garden	114	101,980	895
	Terrace Towers	Highrise	84	66,000	786
	The Palisades	Highrise	94	77,200	821
	The Westmount	Highrise	133	124,825	939
	Tower Hill Apartments	Highrise	82	46,360	565
	Tower on the Hill	Highrise	100	85,008	850
	Valley Ridge Tower	Highrise	49	30,546	623
	Victorian Arms	Garden	96	91,524	953
	Viking Arms	Highrise	240	257,410	1,073
	Village Acres	Garden	186	156,464	841
	Village Plaza	Townhouse	68	65,280	960
	Warwick Apartments	Garden	60	49,092	818
	West Edmonton Court	Garden	82	73,209	893
	Westborough Court	Garden	60	50,250	838
	Westbrook Estates	Garden	172	148,616	864
	Westmoreland Apartments	Garden	56	45,865	819
	Westpark Ridge	Garden	102	99,280	973
	Westridge Estates B	Garden	91	56,950	626
	Westridge Estates C	Garden	90	56,950	633
	Westridge Manor	Townhouse	64	69,038	1,079
	Westwinds of Summerlea	Garden	48	53,872	1,122
	Willow Glen Apartments	Garden	88	71,800	816
	Wimbledon	Highrise	165	117,216	710
			10,593	9,172,423	866

2002  ANNUAL REPORT    •    17

City/Province	Property name	Building	Number	Net rentable	Average
		type	of units	sq footage	unit size
Fort McMurray, AB
	Birchwood Manor	Garden	24	18,120	755
	Chanteclair	Garden	79	68,138	863
	Edelweiss Terrace Apts	Garden	32	27,226	851
	Heatherton	Garden	23	16,750	728
	Hillside Manor	Garden	30	21,248	708
	Mallard Arms	Garden	36	30,497	847
	McMurray Manor	Garden	44	30,350	690
	The Granada	Garden	44	35,775	813
	The Valencia	Garden	40	33,850	846
			352	281,954	801
London, ON
	Abbey Estates	Townhouse	53	59,794	1,128
	Castlegrove Estates	Highrise	144	126,420	878
	Forest City Estates	Highrise	272	221,000	813
	Heritage Square	Garden/Highrise	359	270,828	754
	Landmark Tower	Highrise	213	173,400	814
	Maple Ridge On The Parc	Highrise	257	247,166	962
	Meadow Crest Apts	Garden	162	110,835	684
	Noel Meadows	Garden	105	72,600	691
	Ridgewood Estates	Townhouse	29	31,020	1,070
	Sanford Apts	Highrise	96	77,594	808
	The Bristol	Highrise	138	109,059	790
	Topping Lane Towers	Highrise	189	177,880	941
	Villages of Hyde Park	Townhouse	60	57,850	964
	Westmount Ridge	Highrise	179	131,700	736
			2,256	1,867,146	828

Montreal, QC
	600 Cote-Vertu (St. Laurent, QC)	Midrise	88	67,750	770
	Domaine d’Iberville Apts
	(Longueuil, QC)	Highrise	720	560,880	779
	Nuns’ Island Portfolio	Garden/
		Highrise/
		Townhouse	3,100	3,075,140	992
			3,908	3,703,770	948

Red Deer, AB
	Canyon Pointe Apartments	Garden	163	114,039	700
	Inglewood Terrace	Garden	68	42,407	624
	Riverbend Village Apartments	Garden	150	114,750	765
	Rivercrest Manor	Highrise	120	102,225	852
	Saratoga	Highrise	48	53,762	1,120
	Taylor Heights Apartments	Garden	140	103,512	739
	Watson	Highrise	50	43,988	880
	Westridge Estates	Townhouse	112	113,664	1,015
			851	688,347	809

Regina, SK
	Ashok Portfolio	Garden	164	95,000	579
	Boardwalk Estates	Garden	687	467,696	681
	Boardwalk Manor	Garden	72	60,360	838
	Centennial South	Townhouse	170	129,080	759
	Centennial West	Garden	60	46,032	767
	Eastside Estates	Townhouse	150	167,550	1,117
	Evergreen Estates	Garden	150	125,660	838
	Grace Manor	Townhouse	72	69,120	960
	Greenbriar Apts	Garden	72	57,600	800
	Lockwood Arms	Garden	96	69,000	719
	Pines of Normanview	Townhouse	133	115,973	872
	Qu’appelle Village I & II	Garden	154	133,200	865
	Qu’appelle Village III	Garden	180	144,160	801
	Southpointe Plaza	Highrise	140	117,560	840
	The Meadows	Townhouse	52	57,824	1,112
	Wascanna Park Estates	Townhouse	320	307,200	960
			2,672	2,163,015	810

City/Province	Property name	Building	Number	Net rentable	Average
		type	of units	sq footage	unit size
Saskatoon, SK
	Carleton Towers	Highrise	158	155,138	982
	Chancellor Gate	Garden	138	126,396	916
	Dorchester Towers	Highrise	52	48,608	935
	Heritage Pointe Estates	Townhouse	104	99,840	960
	Lawson Village	Garden	96	75,441	786
	Meadow Parc Estates	Townhouse	200	192,000	960
	Palace Gate	Garden	206	142,525	692
	Penthouse Apartments	Highrise	82	61,550	751
	Regal Tower 1 & 2	Highrise	161	122,384	760
	Reid Park Estates	Garden	179	128,700	719
	St. Charles Place	Garden	156	123,000	788
	St. James Place	Garden	140	105,750	755
	Stonebridge Apartments	Garden	162	131,864	814
	Stonebridge Townhomes I & II	Townhouse	100	135,486	1,355
	Wildwood Ways B	Garden	54	43,961	814
			1,988	1,692,643	851

Windsor, ON
	Anchorage Apartments	Highrise	135	110,245	817
	Askin Tower	Highrise	60	39,675	661
	Buckingham Towers	Highrise	34	30,805	906
	Caron Towers	Highrise	47	36,947	786
	Empress	Garden	40	28,250	706
	Frances Tower Apartments	Highrise	53	43,906	828
	Glenwood Apartments	Highrise	33	25,619	776
	Janisse Tower	Highrise	75	45,000	600
	Karita Tower	Highrise	41	28,950	706
	Lauzon Towers	Highrise	178	137,784	774
	Marine Court	Highrise	68	49,206	724
	Randal Court	Garden	47	38,775	825
	Regency Colonade	Highrise	133	113,205	851
	Riverdale Manor	Townhouse	97	77,850	803
	Rivershore Tower Apts	Highrise	96	63,300	659
	Sandilands Tower	Highrise	47	38,775	825
	Sanwich Tower	Highrise	66	40,650	616
	Seaway Tower	Highrise	152	112,037	737
	Sun Crest Tower	Highrise	58	43,100	743
	Sun Ray Manor	Highrise	41	29,950	730
	University Towers	Highrise	50	36,100	722
			1,551	1,170,129	754
OTHER
Grande Prairie, AB
	Boardwalk Park Estates 2	Townhouse	32	30,210	944
	Parkview Portfolio	Garden	369	306,850	832
Kitchener, ON
	Kings Tower	Highrise	226	171,100	757
	Westheights Place	Highrise	103	91,920	892
Quebec City, QC
	Les Jardins de Merici	Highrise	346	300,000	867
Banff, AB
	Mountainview Estates	Garden	76	53,340	702
Gatineau/Hull, QC
	Parc De La Montagne	Highrise	321	204,055	636
Airdrie, AB
	Tower Lane I & II	Garden	163	130,920	803
			1,636	1,288,395	788
TOTAL			30,455	25,802,507	847

18    •    ANNUAL REPORT  2002

Boardwalk is committed to the communities where we operate, and the Company takes its role as a good corporate citizen seriously. We know that we must balance our customers’ needs with the needs of our surrounding communities and our shareholders.

Boardwalk is proud of its role in funding or sponsoring a variety of community and charitable initiatives and of our many associate employees who devote substantial amounts of their personal time to participate in community activities. We take pride in forming innovative and collaborative partnerships with a variety of community-oriented organizations whose programs are aimed at building stronger communities.

Boardwalk’s Community Development and Social Services Department is one of the many ways we target the needs of our customers and communities through development of and participation in a wide variety of programs. Our internally developed policies combined with community action and involvement on the part of Boardwalk and its associates is a powerful demonstration of our commitment to our stated value, “We will contribute to our community and encourage our associates to contribute in ways that reflect the Golden Rule, balancing our needs with those of others.”

Boardwalk offers compassionate policies that limit rental increases or, in some cases, provide rental subsidies for long-term tenants who are experiencing financial hardship. Many seniors and fixed-income residents have benefited from these programs. Boardwalk continues to actively support affordable subsidized housing through its participation in rent supplement programs whenever possible.

Last year, Boardwalk was singled out for community service awards by the Canadian Mental Health Association and by The Junior League. Boardwalk is also an active partner with the National Sports Centre, Crisis Pregnancy Centre, and a variety of community-based social service outreach organizations.

Volunteer activity is practiced and encouraged by our associates in Boardwalk-sponsored events. One of our biggest volunteer activities in 2002 was a Habitat for Humanity house building project. In addition to a financial contribution, Boardwalk matched its associates’ contribution of man-hours during the course of the house build. The outcome was approximately 500 man-hours of labour donated and, more importantly, a family was given a new home and a fresh start filled with hope. In addition, Boardwalk again participated in Christmas hamper deliveries in various cities, in the preparation and serving of meals for the homeless and in the construction of two homes in conjunction with Homes of Hope.

We remain committed to making Boardwalk an even better company for all of our stakeholders – our associates, our residents, our shareholders and the communities we serve.

2002  ANNUAL REPORT    •    19

Overview of the Structure of the MDA

Boardwalk Equities Inc. (hereafter “Boardwalk”, the “Company”, or the “Corporation”) is Canada’s largest publicly held owner and operator of multi-family apartment communities. At December 31, 2002, the Company owned and managed a total of 29,326 units in over 250 rental communities across the provinces of Alberta, Saskatchewan, Ontario, and Quebec. Boardwalk is listed on both The Toronto Stock Exchange and The New York Stock Exchange and trades under the symbol “BEI”. Being listed on separate international exchanges requires that we report under both U.S. and Canadian Generally Accepted Accounting Principles (“GAAP”). The Management’s Discussion and Analysis (“MDA”) discussed below will focus its discussion based on those results obtained under Canadian GAAP. For those readers who wish to view Boardwalk’s results on a U.S. GAAP basis, we refer you to Note 13, page 53, of the 2002 audited consolidated financial statements, where reconciliations of the consolidated balance sheet and consolidated statement of earnings are provided.

The MDA focuses on key statistics from the consolidated financial statements and pertains to known risks and uncertainties relating to the real estate industry. This discussion should not be considered all-inclusive as it excludes changes that may occur in general economic, political, and environmental conditions. Additionally, other elements that may or may not occur which could affect the Corporation in the future. To ensure that the reader is obtaining the best overall perspective, this discussion should be read in conjunction with material contained in other parts of the Annual Report, the Corporation’s audited consolidated financial statements for the years ended December 31, 2002 and 2001 and the Annual Information Form.

The MDA will be presented in the following structure:

Values, Vision and Objectives, page 21, provides an overview of Boardwalk’s principles, as well as a comparison of the Company’s actual posted financial results versus our originally projected financial objectives for fiscal 2002.

Financial Performance Summary, page 23, provides a high-level overview of the Corporation’s performance in 2002. Please note that a more detailed discussion of the results is provided in later sections of the MDA.

Financial Statement Analysis, page 23, provides an analysis of the financial performance of the Company for 2002.

Liquidity and Risk, page 30, provides a detailed look at the Corporation’s principal liquidity requirements and the related sources for these funds, as well as a discussion of any significant risks and our management of these risks.

Critical Accounting Policies, page 34, provides an outline of some of the Corporation’s critical accounting policies, the details of which are included in Note 1 to the consolidated financial statements.

Future Objectives, page 35, provides an overview of Boardwalk’s key performance targets for 2003.

Special Note Regarding Forward-looking Statements

Certain statements in this Annual Report constitute “forward-looking statements” within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. You can identify forward-looking statements by our use of the words “believe”, “expect”, “anticipate”, “intend”, “estimate”, “assume”, “project”, and other similar terms that predict or indicate future events and trends or that do not relate to historical matters. Such forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause our actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements.

The forward-looking statements made in this discussion and in the materials incorporated herein by reference are based on assumptions and judgments of Management regarding future events and results. These assumptions and judgments may prove

20    •    ANNUAL REPORT  2002

to be inaccurate as a result of a number of factors, many of which are beyond our control, and our actual results may differ materially from the results contemplated in such forward-looking statements. Such factors include, but are not limited to, the following:

•	Changes in national, international or regional economic conditions may affect the real estate market, which is cyclical in nature and highly sensitive to such changes, including, among other factors, levels of employment, discretionary disposable income, consumer confidence, available financing and interest rates.

•	We may be unsuccessful in managing our current growth in the number of properties and the related growth of our business operations.

•	Our previous and possible future expansion into new geographic market areas may not produce financial results that are consistent with our historical performance.

•	We may not be able to locate suitable property acquisitions.

•	We may have additional compliance costs due to changes in any environmental or other laws and regulations that govern the acquisition or sale of real estate and various aspects of our financing operation or our failure to comply with any law or regulation.

•	Renovation costs may exceed our original estimates.

•	We may not lease-up properties under renovation on schedule, resulting in a lower than expected return on asset and return on equity.

•	Market forces may change and the anticipated loss-to-lease amounts may not materialize as anticipated.

•	Loss of key management may result in a significant increase in administrative expenses.

•	Occupancy rates and market rents may be adversely affected by local economic and market conditions, which are beyond our control.

•	We may be unable to locate external sources of liquidity on favourable terms to support our operations and acquisition and renovation strategies, or satisfy our debt and other obligations.

•	Our cash flow may be insufficient to meet required payments of principal and interest and we may be unable to refinance existing indebtedness or the terms of such refinancing may not be as favourable as the terms of existing indebtedness.

•	Our sales and marketing techniques may not be successful, may not be accepted by consumers, may impose limitations on our operations, or may be adversely impacted by legal or other requirements.

We disclaim any intent or obligation to update publicly these forward-looking statements, whether as a result of new information, future events or otherwise.

Values, Vision and Objectives

Boardwalk Equities Inc. is a fully integrated, customer-oriented, multi-family residential real estate ownership and management company. It is Canada’s largest publicly traded multi-family residential corporation and specializes in the acquisition, operation, value enhancement and sale of multi-family residential properties within Canada. Boardwalk’s portfolio is located in the provinces of Alberta, Saskatchewan, Ontario and Quebec. The Corporation’s head office is in Calgary, Alberta.

A Commitment to Value

Boardwalk’s vision and business strategy are targeted on effectively meeting the needs of our customers. It is our belief that this focus will result in the most significant long-term value creation for all our stakeholders. Boardwalk’s key stakeholders include Boardwalk associates, our major financial and mortgage partners, the Canada Mortgage and Housing Corporation (“CMHC”), strategic operational partners and our shareholders.

Boardwalk’s Vision

Boardwalk’s vision is to be Canada’s leading multi-family rental provider. We believe we will accomplish this through the continued careful cultivation of internal growth combined with a targeted and disciplined external acquisition program.

Boardwalk’s employee associates are expected to adhere to these guiding principles:

We will:

•	maintain a team-oriented work environment where mutual respect, trust and honesty exists between all associates and customers.

•	serve our customers’ needs for quality, affordable and well-kept homes.

•	maintain building exteriors and landscaping, thereby increasing “curb appeal”.

•	have well-kept common areas and ensure our properties are clean and well-maintained.

•	maintain an equitable balance between the needs of our customers, associates, shareholders, community and families.

•	nurture and promote a learning environment where our associates’ skills and capabilities grow with the needs of both the Company and our customers, and accept that these needs will constantly evolve and improve.

•	utilize the latest tools and technology designed to increase the operating efficiency of the Company as a whole.

2002  ANNUAL REPORT    •    21

We Value:

•	Integrity

We will be honest, respectful and trusting in our dealings with others, appreciating their views and differences.

•	Teamwork

We will effectively work as a team, appreciating and benefiting from each other’s unique talents and skills in an open environment while recognizing that the team’s successes are our successes.

•	Customer Service

We will promptly respond to customer concerns and needs with thoughtfulness, compassion and innovation. We will strive to develop proactive solutions though a support network and a positive service attitude.

•	Social Responsibility

We will contribute to our community and encourage our associates to contribute in ways that reflect the Golden Rule, balancing our needs with those of others.

•	Our Associates

We will provide a safe and respectful work environment that attracts, supports, develops and recognizes high-performing and innovative team members.

Boardwalk believes by adhering to its vision and values and by implementing strategies consistent with these principles, the Company will produce higher sustainable operating cash flows and a continued appreciation in its property values. The result will be enhanced value for all Boardwalk stakeholders.

Achieving these goals requires the full integration of our core strategies of focused investing, superior property management and the implementation and effective use of new technologies.

Our proactive property asset management strategy includes the following:

•	Acquisition of existing multi-family residential properties throughout Canada.

•	Selective renovation and repositioning of existing projects resulting in increased operating returns.

•	Continued enhancement of cash flow from existing properties.

•	Stabilization of new projects to increase cash flows.

•	Utilization of a focused sales discipline.

•	Reinvestment of released equity back into the portfolio to create additional value-added opportunities.

To support the Corporation’s overall operating strategy, it is necessary to:

•	Ensure ample capital is available at all times for acquisitions and value-added enhancements.

•	Appropriately allocate available capital to existing project enhancement and continuing new acquisitions.

•	Utilize suitable levels of leverage.

•	Determine and utilize the lowest cost of capital sources.

•	Actively manage the Corporation’s exposure to interest rate and renewal risk.

•	Optimize the use of National Housing Act (“NHA”) insurance through CMHC to enhance leverage and access lower financing rates.

Key Performance Objectives

Boardwalk generates revenues, cash flows and earnings from two separate sources: rental operations and the sale of real estate properties.

Boardwalk’s largest and most consistent source of income comes from its rental operations. Income from this source is derived from leasing individual apartment units to customers who have lease terms ranging from month-to-month to 12 months.

The Company also generates additional income from the periodic sale of selective real estate properties. The sale of these properties is part of Boardwalk’s overall operating strategy whereby the equity generated through the sale is then used by the Corporation to acquire new rental properties, to assist in its property value enhancement program or to acquire the Corporation’s common stock in public markets.

The Company assesses and measures segment operating results based on a performance measure referred to as “Funds From Operations” (“FFO”). FFO is a generally accepted measure of operating performance of real estate companies; however, it is a non-GAAP measurement. The Company calculates FFO by taking net earnings and adding back non-cash items, including future income taxes and amortization. FFO is currently referenced on Boardwalk’s consolidated statement of cash flows. The Corporation’s calculation methodology for FFO may differ from that of other real estate companies and REITs.

At the beginning of the 2002 fiscal year, Management set out selective performance targets for fiscal 2002. The following chart compares Boardwalk’s forecasted performance to its actual results in fiscal 2002. Explanations for any significant variances are provided below the chart.

22    •    ANNUAL REPORT  2002

Actual Results

	’02 Actuals	’02 Projected	’01 Actuals
FFO Rental Operations	$1.24	$1.09	$0.99
FFO Property Sales	$0.02	$0.10	$0.16

Total FFO	$1.26	$1.19	$1.15

New Unit Acquisitions	3,558	1,000 to 2,000	1,362
Stabilized Building NOI	7.5%	3.0%

(all figures are on a per share basis unless noted otherwise)

The actual total FFO results posted for fiscal 2002 were well ahead of the original projected amount. The main reasons for these higher-than-expected results are as follows:

Rental Operations

•	In the first quarter of 2002, Boardwalk received a rebate on the sale of a Viking-Kinsella production plant by ATCO Gas. Under existing regulations, the proceeds of this sale were required to be rebated to natural gas consumers in northern Alberta. The amount of the rebate was approximately $3.4 million, or $0.06 per share.

•	On May 1, 2002, Boardwalk acquired 3,100 units in Montreal, Quebec. This acquisition contributed approximately $0.09 per share to FFO during fiscal 2002, significantly above the original contribution projected for new acquisitions.

The company’s core rental operations also exceeded our original expectations, as detailed in our Stabilized Properties NOI narrative below.

One area of our 2002 forecast, that was below original projection, was the contribution from property sales during the year. The reason for this variance was that management determined that there were other lower cost of capital alternatives available to assist in the funding of existing liquidity requirements.

New Unit Acquisitions

We exceeded our projection of between 1,000 and 2,000 new unit acquisitions in fiscal 2002 mainly as a result of our Montreal acquisition of 3,100 units.

Stabilized Properties NOI

“NOI”, or Net Operating Income, includes all rental revenue generated at the rental property level, less related direct costs such as utilities, property taxes, insurance and on-site maintenance wages and salaries.

Stabilized Properties are defined as properties that have been owned by the Corporation for 24-months period or longer.

Boardwalk’s stabilized properties reported an increase in reported NOI of 7.5% as compared to an expectation of 3.0%. The higher-than-expected result was the combined effect of the gas rebate received in the first quarter due to the sale of a Viking-Kinsella production plant by ATCO Gas, along with higher than anticipated revenue and lower than anticipated operating costs.

FINANCIAL PERFORMANCE SUMMARY
At a Glance

in 000s except per share amounts

	2002	2001	% change
Total Assets	$1,708,490	$1,489,291	15
Total Revenue	$249,394	$227,269	10
Total Rental Revenue	$241,896	$205,281	18
Net Earnings (loss)	$11,576	$(12,802)	N/A
Funds from Operations	$63,052	$57,941	9
Net Earnings (loss) per Share	$0.23	$(0.26)	N/A
Funds from Operations per Share	$1.26	$1.15	10
Funds from Operation per Share Excluding Gains	$1.24	$0.99	25

Total Assets increased by 15% over the amount reported in 2001. The increase was mainly the result of the large property acquisition in Montreal.

Total Revenue & Total Rental Revenue increased by 10% and 18% respectively, the result of increased rental rates enhanced by revenue generated by new acquisitions.

Net Earnings increased from 2001 reported amounts, mainly the result of improvements to rental property performance, partially offset by reduced contribution from sales of properties held for resale. In addition, a technology provision charge of $29.8M was taken in fiscal 2001. This charge will be discussed later in the MDA.

Funds from Operations per Share increased by 10% and Funds from Operations per Share Excluding Gains increased 25% compared to the prior fiscal year, the result of improvements to rental property performance, enhanced by new property acquisitions.

FINANCIAL STATEMENT ANALYSIS
Consolidated Statement of Earnings

Rental Operations

The amount reported as rental revenue excludes interest revenue generated. Boardwalk, from time to time, will generate revenue from interest charged on vendor mortgages receivable (a more detailed discussion on this will be provided later in the MDA) and from the investment of excess cash available.

2002  ANNUAL REPORT    •    23

These excess funds are invested in low-risk interest-bearing investments. The amount of interest revenue reported for fiscal 2002 was $1.8 million as compared to $1.4 million for fiscal 2001. Due to the insignificance of these amounts, they are included in rental income in the statement of earnings. However, the amounts referred to as rental revenues in the remainder of the MDA exclude the interest revenue component. In addition, certain comparative figures for fiscal 2001 have been reclassified to conform with the current year’s presentation or as a result of accounting changes.

in 000s except per unit amounts

	2002	2001	% change
Rental Revenue	$240,082	$203,894	18

Expenses
Operating expenses	$26,229	$21,969	19
Utilities	$32,547	$31,549	3
Utility rebate	$(3,705)	$(4,967)	-25
Property taxes	$23,686	$19,743	20

	$78,757	$68,294	15

Net rental operating income	$161,325	$135,600	19

Average rent per unit per month	$716	$664	8

Operating costs per unit per month	$235	$223	5

Overall, Boardwalk’s rental operations reported strong results. The reported increase of 18% in rental revenue is the combined effect of increased rental levels on existing properties together with new revenue generated through the acquisition of apartment units throughout the year. Total rental expenses increased by 15%, again the combined result of increased costs from existing operations plus the additional costs associated with new unit acquisitions. A significant reduction in the amount of utility rebates received in 2002 also placed upward pressure on overall reported costs year-over-year.

Boardwalk closely and individually manages the performance of each of its rental properties. For the reader’s convenience, we have provided a summary of our operating results on a province-by-province basis.

Alberta Rental Operations

in 000s except per unit amounts

	2002	2001	% change
Rental Revenue	$151,397	$141,609	7

Expenses
Operating expenses	$15,502	$14,229	9
Utilities	$21,036	$21,442	-2
Utility rebate	$(3,399)	$(4,921)	-31
Property taxes	$11,380	$10,281	11

	$44,519	$41,031	9

Net operating income	$106,878	$100,578	6

Average rent per unit per month	$739	$694	6

Operating costs per unit per month	$217	$200	9

Operating margins	70.6%	71.0%

Boardwalk’s Alberta operations continued to report strong results showing a 7% increase in rental revenue in 2002, the result of increased rental rates combined with new revenue derived from third party communication services and product providers. Total rental expenses increased by 9%, mainly due to increased property tax assessments in both Calgary and Edmonton. The Company has launched appeals of many these tax increases; however, the amount posted does not reflect any potential reductions in this area.

During the year, the Company also received a utility rebate of $3.4 million. The rebate resulted from the sale of a Viking-Kinsella production plant by ATCO Gas. Under existing regulations, the proceeds of this sale were required to be rebated to natural gas consumers in northern Alberta.

The $4.9 million utility rebate reported in 2001 was the result of two separate rebate programs implemented by the Government of Alberta. The first rebate program was provided to assist with the increasing cost of natural gas. Natural gas prices in 2001 had increased more than 300% from previous periods as a result of increased demand in North America. The natural gas rebate program consisted of a rebate of $6.00 per gigajoule used by residential users. This program, which ran from January 1, 2001 to March 31, 2001, accounted for the majority of Boardwalk’s 2001 utility rebate.

24    •    ANNUAL REPORT  2002

The remainder of the 2001 utility rebate relates to an electrical rebate program offered during the 2001 fiscal year. Effective January 1, 2001, Alberta deregulated its electrical industry; this, combined with a significant increase in demand, resulted during 2001 in an electrical rate increase three times higher than in previous years. To assist residential customers with the sudden increase, the Alberta government instituted an electrical rebate program based on usage whereby residential customers were rebated $0.03 per Kwh of usage.

Saskatchewan Rental Operations

in 000s, except per unit amounts

	2002	2001	% change
Rental Revenue	$32,893	$31,858	3
Expenses
Operating expenses	$4,163	$3,512	19
Utilities	$3,979	$4,223	-6
Property taxes	$4,778	$4,808	-1

	$12,920	$12,543	3

Net operating income	$19,973	$19,315	3
Average rent per unit per month	$592	$573	3
Operating costs per unit per month	$233	$225	3
Operating margins	60.7%	60.6%

Boardwalk’s Saskatchewan portfolio reported higher operating results in 2002 than those in the prior year. Rental revenue was up 3%, due mainly to an increase in average rental rates from $573 per unit per month in 2001 to $592 in 2002. New revenue was also derived from third-party communication services and product providers during 2002. Total rental expenses as a whole were slightly higher compared to those reported in the prior year. The Corporation experienced a significant increase in operating expenses in 2002, particularly as a result of higher staff turnover and insurance costs. These increased costs were partially offset by the decrease in reported utility expense, the combined result of decreased usage and lower overall resource prices.

Ontario Rental Operations

in 000s, except per unit amounts

	2002	2001	% change
Rental Revenue	$33,327	$29,645	12
Expenses
Operating expenses	$4,473	$3,425	31
Utilities	$5,074	$5,800	-13
Property taxes	$5,364	$4,662	15

	$14,911	$13,887	7

Net operating income	$18,416	$15,758	17
Average rent per unit per month	$672	$642	5
Operating costs per unit per month	$301	$301	0
Operating margins	55.3%	53.2%

Boardwalk’s Ontario properties reported strong financial results in 2002 in comparison to fiscal 2001. Rental revenue increased by 12% over the fiscal 2001 reported results while total rental expenses increased by 7% over fiscal 2001. These increases were primarily due to properties acquired partially through the 2001 fiscal year having a full year impact on fiscal 2002. Other contributing factors to the increase in total rental expenses in 2002 were increased staff turnover costs, insurance costs and property taxes. Property taxes increased as a result of an increase in property tax assessments. The Company has launched appeals of many these tax increases; however, the amount posted does not reflect any potential reductions in this area.

Quebec Rental Operations (8 months operations)

in 000s, except per unit amounts

	2002	2001
Rental Revenue	$21,962	$–
Expenses
Operating expenses	$2,147	$–
Utilities	$1,906	$–
Property taxes	$2,074	$–

	$6,127	$–

Net operating income	$15,835	$–
Average rent per unit per month	$871	$–
Operating costs per unit per month	$243	$–
Operating margins	72.1%	–

In May of 2002, the Company closed on an acquisition in Montreal, Quebec. Specific details of this transaction will be discussed later in the MDA. This acquisition of 3,100 units marked Boardwalk’s initial foray into the Quebec property rental market. In November 2002, the Company added an additional 346 units in Quebec City. The Quebec acquisitions occurred during fiscal 2002; thus, there are no reported comparative amounts for fiscal 2001.

Operational Sensitivities

Given the nature of Boardwalk’s rental operations, certain sensitivities exist that may have a material impact on the Corporation’s overall operational outcome. The most significant of these sensitivity factors is vacancy.

As with all real estate rental operators, Boardwalk has sensitivity toward vacancy. Based on the current reported market rent, a 1% annualized change in reported vacancy would impact overall rental revenues by approximately $2.6 million, or $0.05 per share on a diluted basis.

2002  ANNUAL REPORT    •    25

Stabilized Building Analysis

Boardwalk’s stabilized buildings continue to report strong results. As the reader may recall, a stabilized property is defined as a property that has been owned by the company for a period of 24 months or longer.

Year ended December 31, 2002

	Rev %	Op%	NOI%
Calgary	2.8%	8.9%	0.7%
Edmonton	8.6%	-2.5%	13.9%
Other Alberta	1.5%	3.7%	0.6%
Ontario	5.3%	-0.4%	10.0%
Saskatchewan	2.9%	3.5%	2.5%

	5.5%	1.4%	7.5%

With the 2002 net operating income up 7.5% compared to the prior year on Boardwalk’s stabilized buildings, the overall value of Boardwalk’s portfolio continues to increase. Fiscal 2002 revenues increased by 5.5%, mainly the result of higher than average rental rates per unit per month. Operating costs increased in 2002 by 1.4%; however, the reader is cautioned that the 2002 operating costs were reduced by a one-time utility rebate of approx $3.4 million, the majority of which was absorbed by the Edmonton properties. This rebate is not anticipated to be available in fiscal 2003. Furthermore, the 2001 operating costs were reduced by one-time utility rebates totaling approximately $5 million, exceeding the 2002 rebate by $1.6 million.

Financing Costs

Boardwalk’s acquisition strategy involves locating and acquiring good properties at prices below replacement value. Once acquired, these properties undergo value-enhancing upgrades as part of the Company’s stabilization program. Boardwalk utilizes external financing to leverage these properties up to 85% of the purchase price and, where appropriate, the Corporation adds additional financing for all upgrades performed on the properties.

Boardwalk concentrates on multi-family residential real estate, thus it is eligible to obtain government-backed insurance through the National Housing Act (“NHA”), administered by CMHC. The benefits of purchasing this insurance are threefold. The first benefit of using this insurance allows Boardwalk to increase the lending limit on its properties from the conventional 75% threshold to 85%.

The second benefit of using CMHC insurance is that the Company can normally obtain a lower interest rate spread on its property financing. Although the amount of the interest rate spreads will vary, they are currently between 50 and 80 basis points above the respective Government of Canada Bonds. This compares favourably to the spreads on conventional financing, which currently range from 120 to 175 basis points.

The third benefit relates to the lowering of Boardwalk’s overall renewal risk. Once insurance is obtained on the related mortgage, the insurance is transferable and follows the mortgage for the complete amortization period, usually 25 years. With the insurance being transferable between lenders, it lowers the overall risk of the Corporation not being able to refinance the asset on maturity.

Boardwalk’s financing costs for fiscal 2002 were $74.3 million, up $8.7 million from $65.6 million reported for the 12 months ended December 31, 2001. The increase occurred as the Corporation increased its leverage on existing properties to assist in the acquisition of new properties and to assist in Boardwalk’s capital improvements program.

The increase in financing costs in fiscal 2002 was partially offset by a decrease in the Company’s overall weighted average interest rate. On December 31, 2002, the Corporation’s mortgage portfolio of $1.3 billion had a weighted average interest rate of 5.88% compared to 6.15% on December 31, 2001. The decrease in average interest rates during fiscal 2002 was the result of the Company refinancing existing and new mortgages at rates lower than in the past. With the lower interest rate environment in 2002, Boardwalk was able to fill in certain parts of its reported maturity schedule yet still not overly expose the company to any one particular year of interest rate fluctuations.

Interest Rate Sensitivity

Although Boardwalk manages its financing risk in a variety of ways (as discussed later in this MDA), it is important for the reader to understand the potential impact to the Corporation as a whole with respect to significant interest rate changes. An annualized 1% change in the market interest rate on all of Boardwalk’s outstanding debt would have an estimated impact of $13 million, or $0.26 per diluted share. The reader should note that Boardwalk carefully manages the maturity dates of

26    •    ANNUAL REPORT  2002

its outstanding mortgages; thus, the Corporation has only $199 million of maturing debt for fiscal 2003. The sensitivity for debt maturing in fiscal 2003 to a 1% interest rate change is approximately $2 million.

Properties Held For Resale

Although not considered core operations, the selective sale of non-core and other properties continues to be a part of Boardwalk’s overall operating strategy. These asset sales permit Boardwalk to access additional equity, which is then reinvested in new acquisitions or utilized in Boardwalk’s value added capital program.

in 000s, except per share amounts

	2002	2001
Total proceeds	$7,498	$21,988
Net book value	$6,531	$13,939

Gain on sale	$967	$8,049

FFO per share	$0.02	$0.16
Units sold	$121	$307

During 2002, the Company sold a total of 121 units for an average price of $62 thousand per unit. This compares to the 307 units sold in 2001 at an average price of $72 thousand per unit. The sale price per unit depends on a number of factors, including the type and location of the building. Overall, the contribution to the Corporation’s FFO from property sales represented $0.02 per share in 2002, down from the $0.16 per share reported in 2001. The decrease in contribution in fiscal 2002 was the result of the lower number of units sold, along with a lower price per unit sold.

Administration

Included in administration expenses are costs associated with Boardwalk’s centralized administrative functions, its regional distribution centers, provincial capital tax, as well as the Corporation’s on-site marketing and service associates. The $19.9 million reported for fiscal 2002 was an increase of $3.4 million over the prior year. The increase resulted from the expansion of the Corporation’s apartment base in 2002, along with an increase in the wage costs for existing associates. Also, in January 2002, Boardwalk implemented a new executive compensation plan through which senior executives began to receive a base salary along with a target-based bonus incentive. Prior to 2002, the Company’s senior executives were compensated solely through the granting of stock options.

Amortization

Amortization expense is a charge taken against the Corporation’s earnings to reflect the estimated depreciation to the Company’s fixed assets that has occurred during the reporting period in question. Although multi-family property assets have historically appreciated in value over time, under existing Generally Accepted Accounting

Principles, amortization charges are required during each reporting period. To address the uniqueness of the amortization of these long-term assets, many corporations amortize their building assets using the sinking fund method.

Boardwalk reviews its key amortization estimates on an ongoing basis and, if warranted, will adjust these estimates on a prospective basis. On October 1, 2001, the Corporation revised the estimated useful life on its concrete low-rise and wood-frame construction buildings, including town homes, to have a maximum life not exceeding 40 years for amortization purposes. As per the Company’s previous reporting practices, high-rise concrete buildings were determined to have a maximum life of 50 years.

Each project was also reviewed on an individual basis, and a shorter amortization life was given to projects where warranted (factors reviewed include construction materials, location of property and capital maintenance). These changes in amortization estimates resulted in a one-time $700,000 charge against the Company’s 2001 fourth quarter results.

For 2002, Boardwalk revised the estimates on the economic benefits of certain non-building asset classifications. This change in accounting estimate was treated prospectively.

Gain on Debt Settlement

Under current Canadian GAAP, when the interest rate charged on the associated debt for an acquired asset is higher (lower) than the prevailing market rate at the time of the purchase, a fair value adjustment is added (deducted) to (from) the asset purchase price. In 2002, with the purchase of the Nuns’ Island portfolio in Montreal, Boardwalk assumed the existing debt of the portfolio. At the time of the purchase, the interest rate on this assumed debt was deemed to be higher than the prevailing market interest rates. In the fourth quarter of 2002, the Corporation was able to refinance this assumed debt and, with the resulting reduction in interest rates realized a gain of $700,000 on the debt settlement.

Provision for Loss on Technology

During the third quarter of fiscal 2001, Boardwalk took a one-time estimated write-down of $27.5 million associated with the technology initiative referred to as Suite Systems Inc. (“SSI”) and for the Corporation’s investment in Homexpress Limited (“HomeXpress”). This provision estimate was increased in the fourth quarter of 2001 by an additional $2.3 million, bringing the total provision to $29.8 million. SSI was to provide customers a complete bundled communication solution including digital cable, Internet and telephone over one common fiber connection. After numerous assessments of alternative business models, it became clear that the economic and capital market environment, combined with delays in obtaining access rights in our target markets and the high cost of capital, placed the value of this reported asset in question. No such provision was recorded in fiscal 2002.

2002  ANNUAL REPORT    •    27

Future Income Taxes

During 2002, the Corporation reported future income taxes of $5.4 million. This amount can be attributed to reported earnings for the 2002 year. This future income tax liability has been partially offset to reflect the corporate income tax reductions contained in the recent provincial and federal budget proposals. More detail on this calculation is found in Note 8 of the 2002 consolidated financial statements on page 51. The reader should note that this is not a cash tax payable, and in fact, that Corporation has an estimated $185.2 million available to offset future income taxes. The reported tax shield will begin to expire in 2005. Under current Canada Customs and Revenue Agency administrative policy, companies are allowed to re-file historic returns if they wish to remove or reduce selective elective expenditure such as tax depreciation. If warranted, it is Boardwalk’s intention to re-file these returns lowering the elective expenses in an attempt to recapture these expiring losses.

Net Earnings

For fiscal 2002, Boardwalk reported net earnings of $11.6 million, or $0.23 per share. This compares favorably to a net loss of $12.8 million, or $0.26 per share for fiscal 2001. The significant increase in earnings in fiscal 2002 is the combined result of new acquisitions and improved performance by Boardwalk’s existing portfolio. Further, as noted previously, the Corporation recorded a significant charge in 2001 for losses associated with its SSI and Homexpress initiatives. The increases year-over-year were partially offset by a decrease in property sales during fiscal 2002.

Consolidated Statement of Cash Flows

OPERATING ACTIVITIES
Cash Flow from Operations

Boardwalk prepares its financial statements in accordance with the recommendations of the Canadian Institute of Public and Private Real Estate Companies (“CIPPREC”) and the Canadian Institute of Chartered Accountants (“CICA”). CIPPREC has adopted a measurement of FFO to supplement net income as a measure of operating performance. This is considered to be a meaningful and useful measure of real estate operating performance. Boardwalk’s presentation of FFO is consistent with the definition provided by CIPPREC. This measure is not necessarily indicative of cash available to fund cash needs and should not be considered as an alternative to cash flow as a measure of liquidity. FFO does not represent cash flow from operations as defined by Canadian GAAP. Boardwalk considers FFO to be an appropriate measure of the performance of a publicly listed multi-family residential corporation. In order to facilitate a clear understanding of the combined historical operating results of the Company, Management feels FFO should be considered in conjunction with net earnings as presented in the consolidated financial statements, as referenced in this document. The Corporation computes FFO as follows:

in 000s, except per share amounts

	2002	2001
Net Earnings	$11,576	$(12,802)
Add back
Income taxes (recovery)	$5,420	$(12,678)
Amortization	$46,748	$53,584
Gain on settlement debt	$(692)	$–
Provision for loss on technology investment	$–	$29,837

	$63,052	$57,941

Funds from Operations per Share	1.26	1.15

The reader is cautioned that Boardwalk’s calculation of FFO may be different from other real estate corporations or REITs, and as such, a straight comparison may not be warranted. For the fiscal period ended December 31, 2002, Boardwalk reported FFO of $63.1 million, or $1.26 per fully diluted share; this was up 9% compared to the $57.9 million, or $1.15 per fully diluted share, reported for fiscal 2001. The increase is the combined result of new acquisitions and the increased performance by Boardwalk’s existing apartment portfolio, and was partially offset by the decrease in funds from the sales of properties held for resale.

FINANCING ACTIVITIES
Repurchase of Capital Stock

Boardwalk continued its normal course issuer bid during fiscal 2002. During 2002, a total of $1.2 million (96,600 shares – average purchase price of $12.07 per share) was allocated to the purchase of its own capital stock in the market. This compares to $10.3 million (879,600 shares – average purchase price of $11.72 per share) for fiscal 2001. The normal course issuer bid

28    •    ANNUAL REPORT  2002

allows the Company to purchase up to 3,267,840 common shares, representing 10% of its public float, through the facilities of the Toronto Stock Exchange. Boardwalk believes that the current and recent market prices of its common shares do not reflect their underlying value. Boardwalk’s management expects to continue with this program on a periodic basis, depending on the market price and other factors, including alternative uses for the Company’s capital.

Financing of Revenue Producing Properties

During the year ended December 31, 2002, the financing for new acquisitions and the refinancing of existing properties totalled approximately $305.8 million versus $169.1 million for the year ended December 31, 2001. With this new financing, Boardwalk was able to reduce the weighted average interest rate on its mortgage portfolio from 6.15% at December 31, 2001 to 5.88% at December 31, 2002.

Deferred Financing Costs Incurred

Deferred financing costs incurred relate to the amount of premiums paid during the current year for NHA mortgages. As was discussed in detail in the Financing Costs section, there are significant advantages of obtaining this insurance. The $5.5 million reported in 2002 is up significantly from the prior year’s $2.6 million, the result of an increased number of mortgages obtaining this insurance. The insurance itself is tied directly to the mortgage and is good for the entire amortization of the mortgage, in general 25 years. The most significant addition in 2002 was the refinancing of the 3,100 units in Montreal in the fourth quarter of 2002. This transaction alone accounted for approximately $3.2 million, or 58.0% of the amount reported in 2002.

INVESTING ACTIVITIES

Purchase of Revenue Producing Properties

During 2002, the Corporation acquired 3,558 new rental units for a total purchase price, including fair value adjustment, of $233.3 million, or an average of approximately $66,000 per unit. This compares to 1,362 apartment units acquired during fiscal 2001 with an average purchase price of approximately $43,000 per unit.

in 000s, except per share amounts

	2002	2001
Purchase Price	$213,755	$58,298
Fair Value Adjustment	$19,500	$–

	$233,255	$58,298

Average Price Per Unit	$65,600	$42,800

On May 1, 2002, the Corporation acquired 3,100 apartment units in Montreal, Quebec. The acquisition cost of $199.7 million, including property transfer charges and fair value adjustment, was funded by a combination of cash on hand and available acquisition facilities. The Corporation also assumed $129.1 million of existing first and second mortgage financing, adjusted for fair value. The assumed debt had a weighted average interest rate of 9.32%. The purchase price equated to approximately $64,000 per unit and under $65 per net rentable square foot. The estimated going-in return for the acquisition was 10.8%, excluding financing costs.

The high-quality Nuns’ Island portfolio consists of 59 apartment buildings and 260 townhouse units, all clustered within an 80-acre land parcel. The portfolio includes high-rise, mid-rise and townhouse-style rental buildings, a total of approximately 3.1 million rentable square feet with an average unit size of approximately 1,000 square feet.

The Nuns’ Island portfolio is situated on property controlled by a ground lease that expires in November 2064. The ground lease contains a rent revision clause, which is phased in on a property-by-property basis commencing on December 1, 2008 and continuing to 2015. The rent revisions will be based on 75% of the land value in its current use. After that revision, the land rent will remain constant until 2064. There are no participation clauses in the ground lease.

Additional apartment acquisitions occurred in London, Regina and Quebec City; however, none of these was as significant as the one in Montreal.

Project Improvements to Revenue Producing Properties

Boardwalk’s value enhancement program creates long-term benefits for the enhanced properties. As a result, the Corporation capitalizes selected value enhancements under the category of project improvements and amortizes them accordingly. The total amount of funds expended for renovations and project

2002  ANNUAL REPORT    •    29

improvements in 2002 was approximately $39.4 million compared to $52.9 million for fiscal 2001. Included in these amounts was Management’s estimate with respect to the capitalization of on-site associate wages and salaries that assisted in the enhancement program. The project improvements reported in fiscal 2002 included $4.7 million of capitalized on-site wages and salaries. This compares to the $4.5 million of capitalized wages for 2001. The amount is up slightly from previous years. The result of the increased number of units offset by an increase in the estimated amount. This is consistent with the continued maturing of Boardwalk’s portfolio.

CONSOLIDATED BALANCE SHEET

Mortgages and Accounts Receivable

The majority of the amounts reported as mortgages and accounts receivable in the Boardwalk financial statements consist of vendor mortgages, obtained as part of the normal course of the building sale process. All mortgages are to unrelated third parties. The decrease in the amount reported on December 31, 2002, compared to December 31, 2001, was the result of the settlement on maturity of some of these vendor mortgages. All outstanding mortgages are in good standing. On the sale of the properties, many of these vendor mortgages earned a lower interest rate compared to market; as a result, the Corporation had discounted the value of these mortgages and reduced the reported gain on the associated property sales.

Mortgages Payable

Boardwalk’s long-term debt consists mainly of low-rate, fixed-term mortgage financing. All amounts are secured by individual mortgages or debentures registered against the appropriate real estate assets. The maturity dates for this debt has been staggered to lower the Corporation’s overall interest rate risk.

The Corporation’s mortgages payable on December 31, 2002 was $1.3 billion, compared to $1.1 billion reported on December 31, 2001. This increase is the result of the continued growth of the Company, including the assumption and refinancing of existing debt on some new acquisitions.

After a new acquisition and during the stabilization period, Boardwalk’s strategy is to complete value-added upgrades, as appropriate. The resulting increased property value then enables the Corporation to obtain additional mortgage proceeds to finance additional capital improvements or acquisitions.

During fiscal 2002, Boardwalk refinanced certain maturing mortgages to higher levels, demonstrating the value creation that is occurring in its portfolio. The Corporation utilized these additional funds to assist in the financing of capital improvement projects.

Although there has been an increase in debt per unit in 2002, Boardwalk’s overall weighted average interest rate has decreased from the prior year. The Corporation’s weighted average interest rate on December 31, 2002 was 5.88% compared to 6.15% on December 31, 2001.

To better maintain cost effectiveness and flexibility of capital, Boardwalk continuously monitors short-term and long-term interest rates. If the environment warrants, the Corporation will convert short-term, floating-rate debt to longer term, fixed rate mortgages.

Boardwalk’s Debt Maturity Schedule

	Mortgage Balance
Fiscal Year	Dec. 31, 2002 (000s)	Yearly Average
2003	$199,183	5.27%
2004	$97,438	6.24%
2005	$71,548	6.28%
2006	$93,343	5.80%
2007	$226,785	5.44%
2008	$227,024	6.14%
2009	$162,168	6.06%
2010	$62,576	6.89%
2011	$74,974	6.23%
2012	$36,830	6.27%
2013	$22,017	5.67%
Subsequent	$33,291	6.36%

Total	$1,307,177	5.88%

LIQUIDITY AND RISK

Liquidity

Boardwalk’s objective is to ensure, in advance, that ample capital resources are available for the execution of its business plan. Capital resources are defined as the combination of mortgage debt, share capital equity, internally generated equity

30    •    ANNUAL REPORT  2002

and cash on hand. Significant liquidity provides greater certainty as to execution, which in turn gives the Corporation a competitive advantage in its negotiation and acquisition of additional investments. The selective conversion of lower-yielding mature properties into cash for reinvestment into higher-yielding properties is another source of potential liquidity for the Company.

The Company’s principal liquidity demands in the future are expected to be the repayment of maturing mortgage debt and the payment for ongoing operating costs, capital improvements and acquisition of new rental units. The Company has also engaged in the past, and may continue to engage in the future, the re-purchasing of its own stock from the public market as part of its previously announced normal course issuer bid or other available vehicles.

The Company intends to meet its short-term liquidity requirements through net cash flows provided by operating activities, the financing or refinancing of its real estate properties and the use of existing cash reserves. If warranted, the Company will also issue common stock. Over 90% of Boardwalk’s mortgage debts are insured under Canada’s National Housing Act insurance program. This program allows the Company to purchase insurance that essentially gives the mortgage debt the backing of the Government of Canada in case of default. The insurance itself is good for the entire amortization period of the mortgage, which is usually 25 years. At the end of the mortgage term, the debt (and its associated insurance) is transferable to any accredited lenders. The addition of this insurance significantly lowers the Corporation’s mortgage renewal risk while allowing the Company to obtain rates at significant discounts to conventional mortgage debt due to the government backing.

Currently, the Corporation has an operating and demand facility with a Canadian chartered bank. This facility is secured by a pledge of a group of specific assets. The amount available through the demand facility varies with the value of pledged assets, with the maximum limit not to exceed $100 million. This facility carries an interest rate varying from prime plus 0.5% to prime plus 1.5% per annum depending on the facility drawn, and it has no fixed repayment terms. The facility is subject to annual review by the bank. Currently, this facility has a credit limit of $57 million with approximately $34 million available for use. Cash and cash equivalents of $23.6 million, as reported at December 31, 2002, has been used to assist in the acquisition of 1,129 units after the end of the year. Details of these acquisitions are reported in Note 12 to the 2002 audited consolidated financial statements.

Risk and Risk Management

Boardwalk, like most real estate rental companies, is exposed to a variety of risk areas. These are classified between general and specific risk areas. General risks are associated with general economic conditions in the real estate sector and consist mainly of commonly exposed risks affecting the industry. Specific risks focus more on risks uniquely identified for the Company, such as credit risk, market risk, liquidity risk and operational risk. The following will address each of these risks in more details.

General Risks

Real Estate Industry Risk: Real estate investments are generally subject to varying degrees of risk, depending on the nature of the property. These risks include: (i) changes in general economic conditions (e.g., the availability and cost of mortgage funds), (ii) changes in local conditions (such as an oversupply of space or a reduction in demand for real estate in the area), (iii) changes to government regulations (such as new or revised residential tenant legislations), (iv) the attractiveness of a property to potential tenants, (v) competition from others with available space, and (vi) the ability of the landlord or owner to provide adequate maintenance economically.

Boardwalk currently operates in Canada, in the provinces of Alberta, Saskatchewan, Ontario and Quebec. Neither Alberta nor Saskatchewan is subject to rent control legislation; however, under Alberta legislation the landlord is entitled to increase rents only once every six months. A more detailed discussion on “rent controls” will follow later in this section.

Certain significant expenditures, including property taxes, maintenance costs, mortgage payments, insurance costs and related charges, must be made regardless of whether or not a property is producing sufficient income to service these expenses. Boardwalk’s properties are subject to mortgages, which require significant debt service payments. If the Corporation were unable or unwilling to meet the mortgage payments on any of its properties, losses could be sustained as a result of the mortgagee’s exercise of its rights of foreclosure or of sale. Real estate is also relatively illiquid. Such illiquidity will tend to limit Boardwalk’s ability to rebalance its portfolio promptly in response to changing economic or investment conditions. In addition, financial difficulties of other property owners, resulting in distress sales, may depress real estate values in the markets in which the Corporation operates.

Multi-Family Residential Sector Risk: Boardwalk’s income-producing properties generate income through rent payments made by tenants. Upon the expiry of any lease, there can be no assurance that the lease will be renewed or the tenant replaced. The terms of any subsequent lease may also be less favourable to Boardwalk than the existing lease. To mitigate this risk, the Corporation does not have any one or small group of significant tenants. Each operating lease signed is usually for a period of 12 months or less. The Corporation depends on the leasing markets to ensure vacant residential space is leased, expiring leases are renewed, and new tenants are found to fill vacancies. While it is not expected that markets will significantly change in the near future, a disruption in the economy could have a

2002  ANNUAL REPORT    •    31

significant impact on how much space tenants will lease and the rental rates paid by tenants. This would affect the income produced by Boardwalk’s properties as a result of downward pressure on rents.

Environmental Risk: As an owner and manager of real property, Boardwalk is subject to various Canadian federal, provincial and municipal laws relating to environmental matters. These laws could saddle Boardwalk with liability for the costs of removal and remediation of certain hazardous substances or wastes released or deposited on or in its properties or disposed of at other locations. The failure to remove or remediate such substances, if any, could adversely affect Boardwalk’s ability to sell its real estate or to borrow using real estate as collateral, and could potentially also result in claims or other proceedings against Boardwalk. Boardwalk is not aware of any material non-compliance with environmental laws at any of its properties. The Corporation is also not aware of any pending or threatened investigations or actions by environmental regulatory authorities in connection with any of its properties or any material pending or threatened claims relating to environmental conditions at its properties. Boardwalk has formal policies and procedures to review and monitor environmental exposure. The Corporation has made, and will continue to make, the necessary capital expenditures for compliance with environmental laws and regulations. Environmental laws and regulations can change rapidly, and the Corporation may become subject to more stringent environmental laws and regulations in the future. Compliance with more stringent environmental laws and regulations could have a material adverse effect on Boardwalk’s business, financial condition, or results of operation.

Ground Lease Risk: Four of Boardwalk’s properties, one in Calgary, one in Edmonton and two in Montreal, are subject to long-term ground leases and similar arrangements in which the underlying land is owned by a third party and leased to the Corporation. Under the terms of a typical ground lease, the lessee must pay rent for the use of the land and is generally responsible for all costs and expenses associated with the building and improvements. Unless the lease term is extended, the land together with all improvements made will revert to the owner of the land upon the expiration of the lease term. These leases are set to expire between 2028 and 2096. The ground lease for the Montreal property, known as the Nuns’ Island portfolio, is also subjected to a rent revision clause, which commences on December 1, 2008. It is phased in on a property-by-property basis through to 2015, and is based on 75% of the land value in its current use. After that revision, the land rent will remain constant thereafter until 2064. An event of default by Boardwalk under the terms of a ground lease could also result in a loss of the property subject to such ground lease should the default not be rectified in a reasonable period of time. The Corporation is not aware of any default under the terms of the ground leases.

Competition Risk: Each segment of the real estate business is competitive. Numerous other residential developers and apartment owners compete for potential tenants. Although it is Boardwalk’s strategy to own multi-family properties in premier locations in each market in which it operates, some of the apartments of Boardwalk’s competitors may be newer, better located or better capitalized. The existence of alternative housing could have a material adverse effect on Boardwalk’s ability to lease space in its properties and on the rents charged or concessions granted, and could adversely affect Boardwalk’s revenues and its ability to meet its obligations.

General Uninsured Losses: Boardwalk carries comprehensive general liability, fire, flood, extended coverage and rental loss insurance with policy specifications, limits and deductibles customarily carried for similar properties. There are, however, certain types of risks (generally of a catastrophic nature such as war or environmental contamination) that are either uninsurable or not economically insurable. Boardwalk currently has insurance for earthquake risks, subject to certain policy limits, deductibles and self-insurance arrangements, and will continue to carry such insurance if it is economical to do so. Should an uninsured or underinsured loss occur, Boardwalk could lose its investment in, and anticipated profits and cash flows from, one or more of its properties, and would continue to be obligated to repay any recourse mortgage indebtedness on such properties.

Insurance Covering Acts of Terrorism: Subsequent to the events occurring on September 11, 2001, insurance companies for the most part have specifically excluded acts of terrorism from general property policies. With this new exposure, the Company has acquired a separate insurance policy covering acts of terrorism, exclusive of nuclear bombs and related devices, for up to $100 million of damage on our property portfolio. This amount represented the highest coverage possible on an economically reasonable basis to protect the interest of our shareholders. Any damage or business interruption costs as a result of terrorism could result in a material cost to the Corporation.

Specific Risks

Credit Risk is the risk of loss due to failure of a contracted customer to fulfill the obligation of required payments. For Boardwalk, the key credit risk involves the possibility that its customers will be unable or unwilling to fulfill their lease term commitments. To mitigate this risk, the Company continues to diversify its portfolio to various major centers across Canada. Further, each of the Corporation’s rental units has its own individual lease agreement; thus, Boardwalk has no material financial exposure to any particular customer or group of customers. The Company continues to utilize extensive screening processes for all potential customers including, but not limited to, detailed credit checks.

Market Risk is the risk that the Company could be adversely affected due to market changes in product supply, interest rates and regional rent controls. Boardwalk’s principal exposures to market risk are in the areas of new multi-family housing supply,

32    •    ANNUAL REPORT  2002

changes to rent controls, utility price increases, property tax increases, higher interest rates and mortgage renewal risk.

Supply Risk is the risk that the Corporation would be negatively affected by the new supply of, and demand for, multi-family residential units in its major market areas. Key drivers of demand include employment levels, population growth, demographic trends and consumer confidence. Any significant amount of new construction will typically result in an imbalance in supply and cause downward price pressure on rents. No signs of significant new rental construction are currently evident in any of Boardwalk’s existing markets. Studies have shown that in order to economically justify new rental construction in Boardwalk’s major markets, an increase in existing rental rates of hundreds of dollars will be necessary. However, in certain market areas such as Calgary, Alberta, there has been a significant increase in the number of new condominiums constructed over the past few years. Although these normally are earmarked as owner-occupied properties, a significant number of these condominium units have been, or may be, converted to rental stock.

Risk Management for Supply

Boardwalk’s performance will always be affected by the supply and demand for multi-family rental real estate in Canada. The potential for reduced rental revenue exists in the event that Boardwalk is not able to maintain its properties at a high level of occupancy, or in the event of a downturn in the economy, which could result in lower rents or higher vacancy rates. Boardwalk has minimized these risks by:

•	Increasing customer satisfaction.

•	Diversifying its portfolio across Canada, particularly with the recent expansion into the eastern market, thus lowering its exposure to regional economic swings.

•	Acquiring properties only in desirable locations, where vacancy rates for properties are higher than city-wide averages but can be reduced by repositioning the properties through better management and selective upgrades.

•	Holding a balanced portfolio which includes a variety of multi-family building types including high-rise, townhouse, garden and walkups, each with its own market niche.

•	Maintaining a wide variety of suite mix, including bachelor suites, one, two, three and four-bedroom units.

•	Building a broad and varied customer base, thereby avoiding economic dependence on larger-scale tenants.

•	Focusing on affordable multi-family housing, which is considered a stable commodity.

•	Developing a specific rental program characterized by rental adjustments that are the result of enhanced service and superior product.

•	Developing regional management teams with significant experience in the local marketplace and combining this experience with Boardwalk’s existing operations and management expertise.

Interest Risk is the combined risk that the Company would experience a loss as the result of its exposure to a higher interest rate environment (Interest Rate Risk) and the possibility that at the term maturity of a mortgage the Company would be unable to renew the maturing debt either with the existing lender or with a new lender (Renewal Risk).

The Company manages its Interest Rate Risk by maintaining a balanced mortgage portfolio with varying terms to maturity, whereby no significant amount comes due in any particular period. In addition, the majority of Boardwalk’s debt is insured with NHA insurance. This insurance allows Boardwalk to increase the overall credit quality of a mortgage and, as such, enables the Company to obtain preferential interest rates. The majority of Boardwalk’s mortgage debt is financed for periods between five and 10 years, although given the current interest rate environment, the Company is currently exploring the possibility of increasing the amount of its floating rates.

The use of NHA insurance also assists Boardwalk in managing its Renewal Risk. With this increased credit quality of its pledged debt, the likelihood of the Company being unable to renew the maturing debt or transfer this debt to another accredited lending institution is significantly reduced.

Rent Control Risk is the risk of the implementation or amendment of new or existing legislative rent controls in the markets in which Boardwalk operates, which may have an adverse impact on the Company’s operations. The two newest markets for Boardwalk are Ontario and Quebec, both of which currently have rent control legislation.

Under Ontario’s rent control legislation, commonly known as “rent de-control”, a landlord is entitled to increase the rent for existing tenants once every 12 months by no more than the “guideline amount” established by regulation. For 2002 and 2003, the guideline amounts have been established at 3.9% and 2.9%, respectively. This adjustment is meant to take into account the income of the building and the changes to municipal and school taxes, insurance bills, utility costs, and maintenance and service costs. When a unit is vacated, however, the landlord is entitled to lease the unit to a new tenant at any rental amount, after which annual increases are limited to the applicable guideline amount. The landlord may also be entitled to a greater increase in rent for a unit under certain circumstances, including, for example, where extra expenses have been incurred as a result of a renovation of that unit.

Under Quebec’s rent control legislation, a landlord is entitled to increase the rent for existing tenants once a year for the rent period starting after April 1st of the current year but before April 1st or 2nd of the following year. While there is no fixed rate increase specified by regulation, rent increases normally take

2002  ANNUAL REPORT    •    33

into account a return on capital expenditures (for 2003, this return is 4.9%) if such expenditures were incurred, and an indexing of the net income of the building. Average rent increase estimates for the period starting after April 1st, 2003 and before April 2nd, 2004, before any consideration for increases to municipal and school taxes and capital expenditures, are: 1.4% for electricity-heated dwellings, 0.7% for gas-heated dwellings, 0.2% for oil-heated dwellings and 1.6% for non heated dwellings.

Presently, rent control legislation does not exist for the provinces of Alberta and Saskatchewan, and there are no plans for implementing rent control legislation in the near future.

To manage this risk, prior to entering a market where rent controls are in place, the Corporation expends considerable time researching and understanding the existing legislation and regulations. The Company ensures that it employs associates experienced in working in each of these controlled environments. The Company also adjusts forecast assumptions on new acquisitions to ensure they are reasonable given the rent control environment.

Utility and Property Tax Risk relates to the potential loss the Company may experience as a result of higher resource prices and well as its exposure to significant increases in property taxes.

Over the past few years, property taxes have increased as a result of re-valuations of municipal properties and their adherent tax rates. For Boardwalk, these re-valuations have resulted in significant increases in some property assessments due to enhancements, that are not represented on Boardwalk’s balance sheet (as such representations are contrary to existing GAAP reporting standards). To address this risk, Boardwalk has assembled a specialized team of property reviewers who, with the assistance of outside authorities, constantly review property tax assessments and, where warranted, appeal them.

Utility expenses, mainly consisting of natural gas and electricity service charges, have been subject to considerable price fluctuations over the past several years. Any significant increase in these resource costs that Boardwalk cannot pass on to the customer may have a negative material impact on the Company. To mitigate this risk, the Company has begun to play a more active role in controlling the fluctuation and predictability of this risk. Through the combined use of financial instruments and resource contracts with varying maturity dates, exposure to these fluctuations has been reduced. In addition to this, the following steps have been implemented:

•	Where possible, economical electrical sub-metering devices are being installed, passing on the responsibility for electricity charges to the end customer.

•	In other cases, rents have been, or will be, adjusted upward to cover these increased costs.

Operational Risk is the risk that a direct or indirect loss may result from an inadequate or failed technology, from a human process or from external events. The impact of this loss may be financial losses, loss of reputation, or legal and regulatory proceedings.

The Company endeavors to minimize losses in this area by ensuring that effective infrastructure and controls exist. These controls are constantly reviewed and improvements are implemented, if deemed necessary.

Critical Accounting Policies

Boardwalk’s accounting policies are described in Note 1 of the consolidated financial statements. These statements were prepared in accordance with the recommendations of the handbook of the Canadian Institute of Chartered Accountants (“CICA Handbook”) and with the recommendations of the Canadian Institute of Public and Private Real Estate Companies (“CIPPREC”). These recommendations differ in certain areas with those generally accepted in the United States. The Company has provided a detailed explanation and reconciliation of these differences in Note 13 of the consolidated financial statements. In applying these policies, in certain cases it is necessary to use estimates. In determining estimates, Management uses the information available to the Corporation at the time. Management reviews key estimates on a quarterly basis to determine their appropriateness. Any change to these estimates is applied prospectively in compliance with Canadian Generally Accepted Accounting Principles. The Corporation considers the following policies to be critical in determining the judgments that are involved in the preparation of the consolidated financial statements and the uncertainties that could affect the reported results.

Amortization of Building Asset

Boardwalk’s policy with respect to the amortization of its building assets is the use of the “sinking fund method”. Using this methodology, amortization charges increase as an asset ages. The “sinking fund method” of amortization is not permitted under U.S. GAAP. In the determination of the amortization amount, it is necessary to estimate the useful life of the asset, the discount rate, and the salvage value, if any. A significant change to any of these estimates may result in a material charge to the Corporation’s earnings during the period in question.

Net Recoverable Amount

On a quarterly basis, Boardwalk reviews the valuation of its real estate assets. It compares the reported book value to the calculated net recoverable values as described in Note 1 to the consolidated financial statements. In determining the net recoverable amount, it is necessary, on a non-discounted basis,

34    •    ANNUAL REPORT  2002

to pro forma the results of each individual real estate building for a period of 10 years. At the same time an estimated residual value is also determined. The sum of these amounts is compared to the outstanding debt and equity in each asset. If it is determined that the combined 10-year cash flow and estimated residual is less than the amount reported as outstanding debt and equity, the asset is written down to this amount with an offsetting charge to current period earnings.

In calculating the residual value of its properties, Boardwalk must determine the appropriate capitalization rate to be applied to the estimated cash flows. Due to the value cycle of real estate, market capitalization rates may change over time. Boardwalk performs this analysis with a range of capitalization rates designed to provide sensitivity for these market changes. The actual capitalization rate and estimated pro forma results may differ materially from actual performance, which may also result in a charge to the Corporation’s earnings. To date, Boardwalk has never been required to record a charge against its earnings due to this calculation procedure.

Standardized wage costs

On a quarterly basis, the Company estimates the amount of time its onsite maintenance associates spend working on capital projects. The assumptions used in making the estimates and any changes made are treated prospectively.

Future Objectives

It is Management’s current belief that the Company is well positioned for continued growth.

In terms of internal growth, Management will continue to focus on operations, with an emphasis on maximizing revenues, increasing efficiency and cost control. With average rents well below new construction rates, low vacancy percentages, and strong market fundamentals, the Corporation expects continued upward pressure on our rents over the next several years in most of our major markets. Given that estimated market rents are currently above Boardwalk’s rent levels, the Company should also continue to benefit from closing this gap over the next several years on lease renewals and unit turnovers or as rent increases occur.

In terms of external growth, Management continues to be focused on acquiring properties in existing and selected new markets that meet its investment criteria. Although Boardwalk does not currently anticipate rates of portfolio growth similar to those experienced in some prior years, the Company believes there are significant opportunities for future expansion and diversification.

Overall, the following are the objectives set by the Company for fiscal 2003:

	’03 Objectives	’02 Actuals	’01 Actuals
FFO Rental Operations	$1.40 to 1.44	$1.24	$0.99
FFO Property Sales	$–	$0.02	$0.16

Total FFO	$1.40 to 1.44	$1.26	$1.15

New Unit Acquisitions	1,000 to 2,000	3,558	1,362
Stabilized Building
NOI Growth	3% to 5.0%	7.5%

Roberto A. Geremia
Senior Vice President, Finance and Chief Financial Officer

2002  ANNUAL REPORT    •    35

MANAGEMENT’S REPORT

To the Shareholders of Boardwalk Equities Inc.:

The accompanying consolidated financial statements and all information in the Annual Report are the responsibility of management. The consolidated financial statements have been prepared by management in accordance with the accounting policies in the notes to the consolidated financial statements. In the opinion of management, the consolidated financial statements have been prepared within acceptable limits of materiality, and are in accordance with Canadian generally accepted accounting principles appropriate in the circumstances. The financial information elsewhere in the Annual Report has been reviewed to ensure consistency with that in the consolidated financial statements.

Management maintains appropriate systems of internal control. Policies and procedures are designed to give reasonable assurance that transactions are properly authorized, assets are safeguarded and financial records properly maintained to provide reliable information for the preparation of consolidated financial statements.

The consolidated financial statements have been further examined by the Board of Directors and by its audit committee which meets regularly with the auditors and management to review the activities of each. The audit committee, which comprises of three independent directors, reports to the Board of Directors.

Deloitte & Touche LLP, an independent firm of chartered accountants, has been engaged to audit the consolidated financial statements in accordance with Canadian generally accepted auditing standards and provide an independent auditors’ opinion.

Sam Kolias President and Chief Executive Officer	Roberto A. Geremia Senior Vice President, Finance and Chief Financial Officer

36    •    ANNUAL REPORT  2002

AUDITORS’ REPORT

To the Shareholders of Boardwalk Equities Inc.:

We have audited the consolidated balance sheets of Boardwalk Equities Inc. as at December 31, 2002 and 2001, and the consolidated statements of earnings (loss), retained earnings and cash flows for the years then ended December 31, 2002 and 2001. These consolidated financial statements are the responsibility of the Corporation’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall consolidated financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Corporation as at December 31, 2002 and 2001, and the results of its operations and its cash flows for the years then ended, in accordance with Canadian generally accepted accounting principles.

Chartered Accountants
Calgary, Alberta
February 7, 2003

2002  ANNUAL REPORT    •    37

BOARDWALK EQUITIES INC.

Consolidated Balance Sheets
(CDN$ THOUSANDS)

AS AT	December 31, 2002	December 31, 2001

ASSETS
Revenue producing properties (NOTE 2)	$1,604,277	$1,381,541
Properties held for resale	7,038	6,630
Mortgages and accounts receivable (NOTE 3)	14,704	22,325
Other assets (NOTE 4)	13,723	11,846
Deferred financing costs	37,521	32,957
Segregated tenants’ security deposits	7,596	8,320
Cash and cash equivalents	23,631	25,672

	$1,708,490	$1,489,291

LIABILITIES
Mortgages payable (NOTE 6)	$1,307,177	$1,108,406
Accounts payable and accrued liabilities	21,498	19,525
Refundable tenants’ security deposits and other	10,496	10,418
Capital lease obligations (NOTE 5)	4,598	7,203
Future income taxes (NOTE 8)	62,976	58,755

	1,406,745	1,204,307

SHAREHOLDERS’ EQUITY
Share capital (NOTE 7)	266,516	258,202
Retained earnings	35,229	26,782

	301,745	284,984

	$1,708,490	$1,489,291

SEE ACCOMPANYING NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Approved by the Board:

Sam Kolias Director	David V. Richards Director

38    •    ANNUAL REPORT  2002

BOARDWALK EQUITIES INC.
Consolidated Statement of Earnings (Loss)

(CDN$ THOUSANDS, EXCEPT PER SHARE AMOUNTS)

FOR THE YEAR ENDED	December 31, 2002	December 31, 2001

REVENUE

Rental income	$241,896	$205,281
Sales – properties held for resale	7,498	21,988

	$249,394	$227,269

EXPENSES

Revenue producing properties:
Operating expenses	26,229	21,969
Utilities	32,547	31,549
Utility rebate (NOTE 1 (h) (iii))	(3,705)	(4,967)
Property taxes	23,686	19,743

Cost of sales – properties held for resale	6,531	13,939
Administration	19,931	16,482
Financing costs	74,284	65,567
Deferred financing costs amortization	3,239	1,800
Amortization (NOTE 1)	46,748	53,584

	$229,490	$219,666

Operating earnings before the following:	$19,904	$7,603

Gain on debt settlement	(692)	–
Provision for loss on technology investments (NOTE 5)	–	29,837

Operating earnings (loss) before income taxes	$20,596	$(22,234)
Large corporations taxes	3,600	3,246
Future income taxes (recovery) (NOTE 8)	5,420	(12,678)

Net earnings (loss) for the year	$11,576	$(12,802)

Net earnings (loss) per share (NOTE 1)
– Basic	$0.23	$(0.26)
– Diluted	$0.23	$(0.26)

SEE ACCOMPANYING NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

2002  ANNUAL REPORT    •    39

BOARDWALK EQUITIES INC.
Consolidated Statement of Retained Earnings

(CDN$ THOUSANDS)

FOR THE YEAR ENDED	December 31, 2002	December 31, 2001

Retained earnings, beginning of year	$26,782	$47,788
Net earnings (loss)	11,576	(12,802)
Dividends paid	(2,477)	(2,496)
Premium on share repurchases (NOTE 7)	(652)	(5,708)

Retained earnings, end of year	$35,229	$26,782

SEE ACCOMPANYING NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

40    •    ANNUAL REPORT   2002

BOARDWALK EQUITIES INC.
Consolidated Statement of Cash Flows
(CDN$ THOUSANDS, EXCEPT PER SHARE AMOUNTS)

FOR THE YEAR ENDED	December 31, 2002	December 31, 2001

CASH OBTAINED FROM (APPLIED TO):

Operating activities
Net earnings (loss)	$11,576	$(12,802)
Income taxes (recovery)	5,420	(12,678)
Amortization	46,748	53,584
Gain on debt settlement	(692)	–
Provision for loss on technology investments (NOTE 5)	–	29,837

Funds from operations	$63,052	$57,941

Net change in operating working capital	$7,434	$(9,516)
Net change in properties held for resale	5,702	12,139

Total operating cash flows	$76,188	$60,564

Financing activities
Issue of common shares for cash (net of issue costs)	$8,828	$2,097
Stock repurchase program	(1,167)	(10,305)
Dividends paid	(2,477)	(2,496)
Financing of revenue producing properties	305,841	169,067
Repayment of debt on revenue producing properties	(238,708)	(128,681)
Deferred financing costs incurred (net of amortization of deferred financing costs)	(5,544)	(2,557)

	$66,773	$27,125

Investing activities
Purchases of revenue producing properties (NOTE 2)	$(102,926)	$(15,543)
Project improvements to revenue producing properties	(39,433)	(52,938)
Technology for real estate operations	(2,643)	(14,591)

	$(145,002)	$(83,072)

Increase in cash and cash equivalents balance during year	$(2,041)	$4,617

Cash and cash equivalents, beginning of year	$25,672	$21,055

Cash and cash equivalents, end of year	$23,631	$25,672

Funds from operations per share
– Basic	$1.27	$1.16
– Diluted	$1.26	$1.15
Corporate taxes paid	$3,691	$3,477

Interest paid	$72,486	$65,342

SEE ACCOMPANYING NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

2002  ANNUAL REPORT    •    41

BOARDWALK EQUITIES INC.
Notes to Consolidated Financial Statements
For the years ended December 31, 2002 and 2001
(TABULAR AMOUNTS IN CDN$ THOUSANDS, EXCEPT NUMBER OF SHARES AND PER SHARE AMOUNTS)

1.	SIGNIFICANT ACCOUNTING POLICIES

(a)	Operations

Boardwalk Equities Inc. (the “Corporation”) is a real estate corporation that specializes in multi-family residential housing.

(b)	Basis of presentation and principles of consolidation

The Corporation’s accounting policies and its standards of financial disclosure conform with the recommendations of the handbook of the Canadian Institute of Chartered Accountants (“CICA Handbook”) and with the recommendations of the Canadian Institute of Public and Private Real Estate Companies (“CIPPREC”). These principles differ in certain respects from those generally accepted in the United States of America (“U.S. GAAP”) and to the extent that they affect the Corporation, these differences are described in Note 13 “Differences from United States Accounting Principles”.

The preparation of financial statements in accordance with Canadian generally accepted accounting principles (“Canadian GAAP”) requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, and to make disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results may differ from those estimates.

The consolidated financial statements include the accounts of the Corporation, its wholly owned subsidiaries, Suite Systems Inc. (“SSI”) and HomeXpress Ltd. (“HomeXpress”). The latter is a public company of which the Corporation owns 63%. The company is no longer in operation as of October 11, 2001 (see Note 5). All material inter-company transactions have been eliminated.

(c)	Revenue recognition

i.	Revenue from a rental property is recognized once the Corporation has attained substantially all of the benefits and risks of ownership of the rental property. Rental revenue includes rents, parking and other sundry revenues. All residential leases are for one-year terms or less; consequently, the Corporation accounts for leases with its tenants as operating leases.

ii.	Revenue from the sales of property held for resale is recognized when all conditions of the purchase and sale agreement have been met, a sufficient purchaser deposit (usually 15%) has been received and there is reasonable assurance on the collectibility of any outstanding amount.

(d)	Real estate properties

i.	Revenue producing properties

Revenue producing real estate properties, which are held for investment, are stated at the lower of cost less accumulated amortization or “net recoverable amount”. Cost includes all amounts relating to the acquisition and improvement of the properties. All costs associated with upgrading the existing facilities, other than ordinary repairs and maintenance, are capitalized and amortized as project improvements.

The net recoverable amount represents the undiscounted estimated future net cash flows expected to be received from the ongoing use of the property plus its residual value. To arrive at this amount, the Corporation projects future net cash flows over a maximum of 10 years and includes the proceeds from the estimated residual sale value at the end of that period. The projections take into account management’s best estimate of the most probable set of economic conditions anticipated to prevail in the market area.

ii.	Properties held for resale

The Corporation capitalizes all direct costs, net of related revenue. Direct costs include property taxes, administration costs, finance costs and other costs associated with the cost of property held for resale. Real estate properties held for resale are recorded at the lower of cost or net realizable value.

42    •    ANNUAL REPORT  2002

(e)	Amortization

Revenue producing real estate properties are amortized over the estimated useful lives of the assets. Amortization is computed using the sinking fund method using an interest rate of 4% over a period of 40 to 50 years for buildings and the declining balance method at rates ranging from 8% to 35% for other non-building assets.

Under the sinking fund method used to amortize revenue producing buildings, an increasing amount is charged to income consisting of a fixed annual sum, together with interest compounded a rate of 4%, so as to fully amortize the buildings over their estimated life from date of acquisition.

Commencing in the current year, the Corporation revised the estimates on the economic benefits of certain non-building assets. This change in accounting estimate was treated prospectively.

(f)	Deferred financing costs

Insurance premiums paid to Canada Mortgage and Housing Corporation to obtain insurance through the National Housing Act are amortized over 25 years on a straight-line basis. Upon the refinancing of a mortgage, any unamortized insurance premium associated with the previous mortgage is written off to income. Costs of refinancing are amortized on a straightline basis over the term of the new loan.

(g)	Per share calculation

The Corporation has adopted a Canadian Institute of Public and Private Real Estate Companies (“CIPPREC”) requirement to disclose a funds from operations (“FFO”) calculation versus the traditional cash flow from operations calculation. Accordingly, the Corporation calculates funds from operations per share instead of cash flow per share.

Basic net earnings and funds from operations per share were calculated based on the weighted average number of shares outstanding for the year. The calculation of net earnings and funds from operations per share on a diluted basis considered the potential exercise of outstanding share purchase options during the period.

The dilutive effects of outstanding share purchase options are computed using the “treasury stock” method whereby the proceeds that would be received from the exercise of options are assumed to repurchase outstanding shares of the Corporation.

The following table sets forth the computation of basic and diluted earnings per share and funds from operations (‘FFO’) per share with respect to earnings (loss) from continuing operations.

	December 31, 2002	December 31, 2001
Numerator
Net earnings (loss) for the period	$11,576	$(12,802)
Funds from operations	$63,052	$57,941

Denominator
Denominator for basic earnings per share – weighted average shares	49,716,767	50,015,184

Effect of dilutive securities stock options	525,683	287,314
Denominator for diluted earnings per share adjusted for weighted average shares and assumed conversion	50,242,450	50,302,498

Basic earnings (loss) per share	$0.23	$(0.26)

Diluted earnings (loss) per share	$0.23	$(0.26)

Basic FFO per share	$1.27	$1.16

Diluted FFO per share	$1.26	$1.15

(h)	Risk management and fair value

Risk Management

The Corporation is exposed to financial risk that arises from the fluctuation in interest rates, the credit quality of its tenants, and the fluctuation in utility rates. These risks are managed as follows:

i.	Interest rate risk

Interest rate risk is minimized through the Corporation’s current strategy of having the majority of its mortgages payable in fixed term arrangements. In addition, management is constantly reviewing its operating facility and, if market conditions warrant, the Corporation has the ability to convert its existing demand debt to fixed rate debt. At December 31, 2002, the Corporation had demand debt outstanding of $nil (December 31, 2001 – $nil). In addition, the Corporation structures its financings so as to stagger the maturities of its debt, thereby minimizing the Corporation’s exposure to interest rate fluctuations.

2002  ANNUAL REPORT    •    43

The majority of the Corporation’s mortgages are insured by Canada Mortgage and Housing Corporation (“CMHC”) under the National Housing Act (“NHA”) mortgage program. This added level of insurance offered to lenders allow the Corporation to receive the best possible financing and interest rates, and significantly reduces the potential for a lender to call a loan prematurely.

ii.	Credit risk

Credit risk arises from the possibility that tenants may experience financial difficulty and be unable to fulfill their lease term commitments. The Corporation mitigates this risk of credit loss by diversifying its existing portfolio and limiting its exposure to any one tenant. Thorough credit assessments are conducted in respect to all new leasing. In addition, where legislation allows, the Corporation obtains a security deposit to assist in a potential recovery requirement.

iii.	Utilities

The Corporation has long-term supply arrangements with two electrical utility companies to supply the Corporation with its electrical power needs for Alberta for the next one to three years at a blended rate of approximately $0.07/kwh. These agreements provide that the Corporation purchase its power for all Alberta properties under contract for the upcoming years based on an approximation of the current year’s demand levels.

The Corporation has two physical settlement fixed-price supply contracts for natural gas. These contracts fix the price of natural gas for 75% of the Corporation’s requirements in Alberta. The two contracts are for physical settlement, and each represents approximately 37.5% of the Corporation’s Alberta requirements. The first of these contracts runs from January 1, 2003 to September 30, 2003, and the second contract runs from January 1, 2003 to September 30, 2004. In aggregate, these contracts provide the commodity at $5.43/GJ. The remaining 25% supply will float at spot prices.

While the above utility contracts for both electrical power and natural gas reduce the risk of exposure to adverse changes in commodity prices, they also reduce the potential benefits of favourable changes in commodity prices. For accounting purposes, all settlements are recorded as utility expense in the period the settlement occurs.

As of March 2, 2002, ATCO Gas, the transporter of all natural gas in Alberta, distributed a non-recurring rebate. The Alberta Energy and Utility Board instructed ATCO to rebate a portion of the sale proceeds of the Viking-Kinsella producing assets to ATCO North customers in the form of a one time rebate. The rebate was distributed to all ATCO North customers, based on historical usage, at a rate of $3.325/GJ.

For the period ended March 31, 2001, the Alberta Government introduced two separate rebate programs to assist corporations with the increase in energy prices in 2001. The natural gas rebate program expired in April 2001 (resulting in a disproportionate share of this rebate in the first quarter of 2001) and the electrical rebate program expired on December 31, 2001. Due to the current electricity pricing environment, there was not an extension of this program in 2002.
Fair Value

In accordance with the disclosure requirements of the CICA Handbook, the Corporation is required to disclose certain information concerning its “financial instruments”, defined as a contractual right to receive or deliver cash or another financial asset. The fair values of the majority of the Corporation’s financial assets and liabilities, representing net working capital, approximate their recorded values at December 31, 2002 and 2001 due to their short-term nature. In these circumstances, the fair value is determined to be the market or exchange value of the assets or liabilities.

Fair value estimates are made at a specific point in time, based on relevant market information and information about the financial instrument. These estimates are subjective in nature and involve uncertainties and matters of significant judgment and therefore cannot be determined with precision. Changes in assumptions could significantly affect estimates. The significant financial instruments of the Corporation and their carrying values as of December 31, 2002 and 2001 are as follows:

AS AT	December 31, 2002	December 31, 2001
Mortgages and accounts receivable
Carrying value	$14,704	$22,325
Fair market value	$14,704	$22,325

Mortgages payable
Carrying value	$1,307,177	$1,108,406
Fair market value	$1,349,780	$1,133,471

44    •    ANNUAL REPORT  2002

The fair value of the Corporation’s mortgages payable exceeds the recorded value by approximately $42.6 million at December 31, 2002 (December 31, 2001 – $25.1 million) due to changes in interest rates since the dates on which the individual mortgages were assumed. The fair value of the mortgages payable has been estimated based on the current market rates for mortgages with similar terms and conditions. The fair value of the Corporation’s mortgages payable is an amount computed based on the interest rate environment prevailing at December 31, 2002; the amount is subject to change and the future amounts will converge. There is no additional costs to the Corporation, assuming no early extinguishment of existing debt is delivered upon.

(i)	Use of estimates

The accounting process requires that management make, and periodically review, a number of estimates including the following material items:

i.	economic useful life of buildings for purposes of calculating amortization as disclosed in Note 1(e);

ii.	forecast of economic indicators in order to measure fair values of buildings for purposes of determining net recoverable amount under Canadian generally accepted accounting principles as discussed in Note 1(d);

iii.	amount of capitalized on-site wages which relate to project improvements, as discussed in Note 2;

iv.	amount of utility accrual for charges related to the current period; and

v.	amount of provision for write-down of technology investments.

Actual results may differ from these estimates.

(j)	Cash and cash equivalents

The Corporation considers highly liquid investments with an original maturity of three months or less to be cash equivalents.

(k)	Stock-based compensation plans

The Corporation has one stock-based compensation plan which is described in Note 7. The Corporation does not record compensation expense for stock options granted to directors, executives and employees in the financial statements because there is no intrinsic value as defined by CICA Handbook, Section 3870, at the date of grant. Compensation expense is only recognized when the purchase or exercise price of a stock or option is less than the market price of the stock or underlying stock. Any consideration paid upon the issuance or exercise of stock or stock options is credited to share capital.

Beginning January 1, 2003, the Corporation will change its accounting policy for stock options granted on or after that date. The Corporation will recognize the fair value of stock options, using an accepted option-pricing model, on their grant date as compensation expense over the period that the stock options vest. This change in accounting policy will be treated prospectively.

(l)	Comparative figures

Certain comparative figures have been reclassified to conform with the current year’s presentation, or as a result of accounting changes.

2.	REVENUE PRODUCING PROPERTIES

AS AT	December 31, 2002	December 31, 2001

Land	$96,749	$95,046
Building and non-building assets	1,695,092	1,428,549

Total revenue producing properties	1,791,841	1,523,595
Less: accumulated amortization	(187,564)	(142,054)

	$1,604,277	$1,381,541

Dispositions
FOR THE YEAR ENDED	December 31, 2002	December 31, 2001

Cash received	$2,281	$14,787
Vendor take back mortgage	500	4,700
Debt assumed	4,717	2,501

Total proceeds	$7,498	$21,988
Net book value	$6,531	$13,939

Gain on sales	$967	$8,049

Units sold	121	307

2002  ANNUAL REPORT    •    45

Acquisitions

FOR THE YEAR ENDED	December 31, 2002	December 31, 2001

Cash paid	$102,926	$15,543
Vendor take back mortgage	–	1,452
Shares issued	–	7,116
Debt assumed	110,829	34,187

Total purchase price	$213,755	$58,298
Fair value adjustment to debt	19,500	–

Book value	$233,255	$58,298

Units acquired	3,558	1,362

Included in revenue producing properties for the year is $4.7 million (December 31, 2001 – $4.5 million) of capitalized wages relating to project improvements. Included in the cost of properties held for resale for the year are capitalized financing and property taxes costs of $0.5 million (December 31, 2001 – $0.4 million) less net operating revenue of $nil (December 31, 2001 – $nil). Real estate assets are pledged as security against mortgages payable.

3.    MORTGAGES AND ACCOUNTS RECEIVABLE

The mortgages and accounts receivable comprise an aggregate amount of $14.7 million (December 31, 2001 – $22.3 million). In this balance, mortgages receivable arising on sales of property represents $8.5 million (December 31, 2001 – $15.5 million) which comes due periodically up to March 2007. The Corporation is currently earning a weighted average interest rate of 3.04% (December 31, 2001 – 2.94%) on these amounts. The remaining balance consists of mortgage holdbacks and incidental income earned but not yet received.

4.    OTHER ASSETS

AS AT	December 31, 2002	December 31, 2001
Corporate technology assets (net of amortization)	$4,658	$5,743
Head office building (net of amortization)	3,261	3,134
Deposits on properties	950	600
Inventory	1,606	1,359
Prepaid and other	3,248	1,010

	$13,723	$11,846

5.    TECHNOLOGY INVESTMENTS

On October 18, 2001, the Corporation terminated its telecommunication initiative subsequent to a process review. The review highlighted low returns on investment capital when compared to core real estate operations, the high cost of capital given current market conditions and the conclusion that the Corporation would be unable to reach partnership agreements for rights of way or access rights in target markets in the near future. For the year ended December 31, 2001, the Corporation reported a provision for loss of technology investments of $29.8 million. The provision represented the write-down of capital assets, the termination of its investment in HomeXpress and estimated closure costs. To date, a total of $29.1 million has been applied against the provision. The remaining balance of the provision is expected to be used in future periods. No additional provision is estimated. The following schedule details the provision by product category:

Technology write-down provision

Cable	$10,763
Telephone	12,203
Internet	2,290
Fiber	3,781
Investment in HomeXpress	800

$29,837

No such provision was made for the current year.

46    •    ANNUAL REPORT  2002

At December 31, 2002, the Corporation had capital leases totalling $4.6 million outstanding (December 31, 2001 – $7.2 million) with a weighted average interest rate of 9.7% (December 31, 2001 – 9.5%) relating to its telecommunication initiative. Future minimum payments under capital leases together with the balance of the obligation due under capital leases are as follows for the year ending:

AS AT	December 31, 2002	December 31, 2001

2002	$–	$1,878
2003	1,481	1,878
2004	1,481	1,878
2005	1,330	1,728
2006	1,222	1,620
2007	–	67

Total	5,514	9,049
Less amount representing interest	916	1,846

Total net obligation	$4,598	$7,203

The above capital leases relate to equipment that has been provided for in the “provision for loss on technology investments”.

The remaining balance of technology assets of $4.7 million (December 31, 2001 – $5.7 million) has been reclassified as “Other Assets” (see Note 4) and reflects net book values of technology anticipated in the ongoing operations of the Corporation, including hardware, software and software development, system installations and other related costs.

6.	MORTGAGES PAYABLE

AS AT	December 31, 2002	December 31, 2001

(a) Revenue producing properties

Mortgages payable bearing interest at a weighted average of 5.87% (December 31, 2001 – 6.15%) per annum, payable in monthly principal and interest instalments totalling $8.9 million (December 31, 2001 – $7.7 million), mature from 2003 to 2020 and are secured by specific charges against specific properties.
	$1,305,349	$1,106,546

(b) Other assets

Mortgages payable bearing interest at a weighted average of 7.79% (December 31, 2001 – 7.79%) per annum, payable in monthly principal and interest instalments totalling $15 thousand (December 31, 2001 – $15 thousand), mature in September 2010 and are secured by specific charges against specific properties.
	1,828	1,860

	$1,307,177	$1,108,406

2002  ANNUAL REPORT    •    47

(c)	Estimated principal payments required to meet mortgage obligations as at December 31, 2002 are as follows:

	Revenue Producing Properties	Other Assets	Total

2003	$ 0,213,220	$36	$213,256
2004	119,340	39	119,379
2005	92,241	42	92,283
2006	108,709	45	108,754
2007	223,616	49	223,665
Subsequent	548,223	1,617	549,840

	$ 1,305,349	$1,828	$1,307,177

(c)	Canada Mortgage and Housing Corporation (“CMHC”) provides mortgage loan insurance in connection with mortgages made to the Corporation. On September 13, 2002, the Corporation and CMHC entered into an agreement (the “Agreement”) whereby the Corporation will provide certain financial information and be subject to certain restrictive covenants, including limitation on additional debt, distribution of dividends in respect of capital stock in the event of default, and maintenance of certain financial ratios. In the event of default, the Corporation’s total financial liability under this Agreement is limited to a one-time penalty payment of $250 thousand under a Letter of Credit issued in favour of CMHC.

(c)	Demand Facilities

(c)	The Corporation has a demand facility in the form of an acquisition and operating line. This demand facility is secured by a first or second mortgage charge of specific assets. The maximum amount available varies with the value of pledged assets to a maximum not to exceed $100.0 million (December 31, 2001 – $100.0 million). As at December 31, 2002, approximately $34.0 million was available from this facility (December 31, 2001 – $15.0 million). An amount of $nil was outstanding at December 31, 2002 (December 31, 2001 – $nil). This facility carries an interest rate ranging from prime plus 0.5% to prime plus 1.5% per annum, and has no fixed terms of repayment. The facility is reviewable annually by the Bank.

7.	SHARE CAPITAL

(a)	Authorized:

(a)	Unlimited number of common shares

(a)	Unlimited number of preferred shares, issuable in series

(a)	Issued:

(a)	Preferred shares

(a)	The Corporation did not issue any preferred shares for the year ended December 31, 2002. For the year ended December 31, 2001, the Corporation issued 3,340,199 preferred shares, with a face value of $1.00 per share and a face rate of 0%, in conjunction with the acquisition of certain properties. As at December 31, 2002, the total preferred shares outstanding was 8,945,155 (December 31, 2001 – 8,945,155). These preferred shares are offset by non-interest bearing notes receivable from the holders of the preferred shares for the equivalent amount. Both the preferred shares and the notes receivable are retractable at either party’s option and may legally be offset against each other. Accordingly, these have been offset for consolidated financial statement presentation.

48    •    ANNUAL REPORT  2002

Common shares

	Shares	Amount

December 31, 2002	50,109,314	$266,516
December 31, 2001	49,404,281	$258,202

Details of shares issued are as follows:
December 31, 2000	49,258,899	$253,586
On acquisition of assets	649,125	7,116
On exercise of stock options	375,857	2,097
Share buy-back recorded at book value of shares	(879,600)	(4,597)

December 31, 2001	49,404,281	258,202
On exercise of stock options	801,633	8,828
Share buy-back recorded at book value of shares	(96,600)	(514)

December 31, 2002	50,109,314	$266,516

(b)	The Corporation commenced a normal course issuer bid on March 3, 2000 allowing it to purchase up to 2,236,400 common shares for cancellation until its termination on March 2, 2001 or such earlier time as the bid is complete. This bid was extended with a termination date to March 22, 2002 or such earlier time as the bid is complete. On August 6, 2002, the Corporation commenced another normal course issuer bid allowing it to purchase up to 3,267,840 common shares for cancellation until its termination on August 5, 2003 or such earlier time as the bid is complete. During the year, the Corporation acquired and cancelled 96,600 (December 31, 2001 – 879,600) common shares at a cost of $1.2 million (December 31, 2001 – $10.3 million). The excess of the cost over stated value of the shares acquired of $0.7 million (December 31, 2001 – $5.7 million) has been charged to retained earnings.

(b)	Stock Options

(b)	Under the stock option plan, the Company grants options to directors, executives and employees. The stock option plan provides for the granting of options to purchase up to 10,643,636 (December 31, 2001 – 9,136,441) common shares. The exercise price is equal to the market value of the common shares at the date of grant. Vesting periods range from immediate vesting for certain executives to five year vesting for remaining employees and directors. Options are granted at management’s discretion with Board of Directors’ approval being required. No option may be exercisable more than 10 years from the date of grant. As at December 31, 2002, there was a total of 3,480,072 (December 31, 2001 – 3,647,834) options outstanding to directors, officers and employees. The exercise prices range from $9.11 to $22.92 (December 31, 2001 – $9.11 to $22.92). These options expire up to August 28, 2012. All options were issued at market price.

(b)	Changes in options outstanding during year
(b)	The following table depicts the changes in options in the years presented:

	December 31, 2002		December 31, 2001

	Options	Weighted	Options	Weighted
		average		average
		exercise		exercise
		price		price

Outstanding at beginning of year	3,647,834	$12.60	4,399,288	$12.37
Granted	930,722	$12.16	205,000	$10.48
Exercised	(801,633)	$11.02	(371,157)	$5.63
Forfeited	(296,851)	$17.14	(585,297)	$14.55

Outstanding at end of year	3,480,072	$12.46	3,647,834	$12.60

2002  ANNUAL REPORT    •    49

Options exercisable at year end
The following table summarizes information about the options outstanding at December 31, 2002:

	Options Outstanding			Options Exercisable
Range of	Number	Weighted	Weighted	Number	Weighted	Weighted
Exercise Prices	Outstanding	Average	Average	Exercisable	Average	Average
		Remaining	Exercise		Remaining	Exercise
		Contractual	Price		Contractual	Price
		Life (years)			Life (years)

$9.01 to $11.00	647,800	7.1	$9.41	605,000	7.1	$9.40
$11.01 to $13.00	1,979,222	6.6	$11.95	910,698	7.4	$11.76
$13.01 to $15.00	401,450	6.1	$14.03	275,812	5.5	$13.88
$15.01 to $17.00	279,900	6.4	$16.17	178,520	6.3	$16.34
$17.01 to $19.00	79,700	0.2	$17.94	79,700	0.2	$17.94
$19.01 to $21.00	23,000	0.2	$19.73	23,000	0.2	$19.73
$21.01 to $23.00	69,000	0.3	$22.55	69,000	0.2	$22.55

	3,480,072	6.3	$12.46	2,141,730	6.4	$12.41

The Corporation does not record compensation expense for stock options granted to directors, executives and employees in the financial statements because there is no intrinsic value, as defined by CICA Handbook, Section 3870, at the date of grant. As now required by Canadian GAAP, the impact on compensation costs of using a fair value based method, as if the compensation costs had been recorded in net earnings, must be disclosed. If the fair value basic method had been used, the Company’s net earnings and net earnings per share would approximate the following pro forma amounts:

FOR THE YEAR ENDED	December 31, 2002

Compensation Costs	$(1,931)
Net Earnings
As reported	$11,576
Pro forma	$9,645
Net Earnings per Common Share
Basic
As reported	$0.23
Pro forma	$0.19
Diluted
As reported	$0.23
Pro forma	$0.19

The average fair value of each option granted was estimated to be $6.74 on the date of grant using the Black-Scholes option-pricing model with weighted average assumptions for grants as follows:

Risk free interest rate	5.33%
Expected lives (years)	7 - 10 years
Expected volatility	42.56%
Dividend per share	$0.05

Future change in Accounting Policy

Beginning January 1, 2003, the Corporation will change its accounting policy for stock options granted on or after that date. The Corporation will recognize the fair value of stock options, using an accepted option-pricing model, on their grant date as compensation expense over the period that the stock options vest. This change in accounting policy will be treated prospectively.

50    •    ANNUAL REPORT  2002

08.	INCOME TAXES

00.	The Corporation has tax losses of approximately $185.2 million available to reduce future taxable income, the benefit of which has been accounted for in computing future income taxes. These losses begin to materially expire in 2005, subject to the ability of the Corporation to refile and amend its income tax returns. The adjustment for changes in the effective tax rate reflects the benefit of the reduction of the current combined federal and provincial substantially enacted rates from 39% reducing to 34% (December 2001 – rate change was from 42% reducing to 36%).

FOR THE YEAR ENDED	December 31, 2002	December 31, 2001

Tax expense (recovery) based on expected rate of 39% (December 2001 – 42%)	$8,129	$(9,338)
Non-taxable portion of capital gain	(190)	(1,444)
Adjustment to future income tax liabilities	1,685	–
Adjustment for change in effective tax rate	(4,204)	(1,896)

Future income tax expense (recovery)	$5,420	$(12,678)

The future income tax liability is calculated as follows:

AS AT	December 31, 2002	December 31, 2001

Tax assets related to operating losses	$63,254	$52,991
Tax liabilities related to differences in tax and book basis	(126,230)	(111,746)

Future income tax liability	$(62,976)	$(58,755)

09.	RELATED PARTY TRANSACTIONS

00.	During the years ended December 31, 2002 and 2001, there were no related party transactions.

10.	COMMITMENTS AND CONTINGENCIES

00.	The Corporation has long-term supply arrangements with two electrical utility companies and commitments for two fixed-price natural gas supply contracts as described in Note 1(h)(iii).

00.	The Corporation, in the normal course of operations, will become subject to a variety of legal and other claims against the Corporation. Management and the Corporation’s legal counsel evaluate all claims on their apparent merits, and accrue Management’s best estimate of the estimated costs to satisfy such claims. Management believes that the outcome of legal and other claims filed against the Corporation will not be material to the Corporation.

00.	The Corporation has established a group registered retirement savings plan for its employees whereby the Corporation will match the contributions of the employees to a maximum of 3% of regular earnings earned in a calendar year or one-half the contribution limit set for registered retirement savings plans, whichever is less. The Corporation’s costs for the current year totalled approximately $127 thousand (December 31, 2001 – $nil). There was no requirement for future contributions in respect of past service.

2002  ANNUAL REPORT    •    51

11.	SEGMENTED INFORMATION
00.	The Corporation specializes in multi-family residential housing and operates primarily within one business segment in four Canadian provinces. The following summary presents segmented financial information for the Corporation’s business by geographic location:

	December 31, 2002	December 31, 2001
Alberta
Revenue	$151,397	$141,609
Expenses
Operating	15,502	14,229
Utilities	21,036	21,442
Utility rebate	(3,399)	(4,921)
Property taxes	11,380	10,281

	44,519	41,031

Net operating income	$106,878	$100,578

Identifiable Assets
Revenue producing properties	$971,598	$984,122
Mortgages and accounts receivable	8,550	14,266
Deferred financing costs	25,464	25,346
Tenants’ security deposits	6,559	7,049

	$1,012,171	$1,030,783

Saskatchewan
Revenue	$32,893	$31,858
Expenses
Operating	4,163	3,512
Utilities	3,979	4,236
Utility rebate	–	(13)
Property taxes	4,778	4,808

	12,920	12,543

Net operating income	$19,973	$19,315

Identifiable Assets
Revenue producing properties	$180,792	$181,751
Mortgages and accounts receivable	22	54
Deferred financing costs	4,714	4,561
Tenants’ security deposits	1,037	1,271

	$186,565	$187,637

Ontario
Revenue	$33,327	$29,645
Expenses
Operating	4,473	3,425
Utilities	5,369	5,801
Utility rebate	(295)	(1)
Property taxes	5,364	4,662

	14,911	13,887

Net operating income	$18,416	$15,758

Identifiable Assets
Revenue producing properties	$215,175	$208,148
Mortgages and accounts receivable	1,166	5,819
Deferred financing costs	2,954	3,022

	$219,295	$216,989

52    •    ANNUAL REPORT  2002

Quebec (for 8 months of operations only)
Revenue	$21,962	$–
Expenses
Operating	2,147	–
Utilities	1,906	–
Utility rebate	–	–
Property taxes	2,074	–

	6,127	–

Net operating income	$15,835	$–

Identifiable Assets
Revenue producing properties	$229,272	$–
Mortgages and accounts receivable	4,709	–
Deferred financing costs	4,357	–

	$238,338	$–

Total
Net operating income	$161,102	$135,651
Unallocated revenue*	9,815	24,157
Unallocated expenses**	(159,341)	(172,610)

Net income (loss)	$11,576	$(12,802)

Assets
Identifiable assets	$1,656,369	$1,435,409
Unallocated assets***	52,121	53,882
	$1,708,490	$1,489,291

*	Unallocated revenue includes sales of properties held for resale, interest income and other non-rental income.
**	Unallocated expenses include cost of properties held for resale, non-rental operating expenses, administration, financing costs, amortization, income taxes and other provisions.
***	Unallocated assets include properties held for resale, cash and short-term investments, and other assets.

12.	SUBSEQUENT EVENTS

00.	Subsequent to December 31, 2002, the Corporation has contracted to acquire 1,129 residential units from third parties for an aggregate purchase price of $54.0 million. The acquisition will be financed through cash of $18.8 million, existing credit facilities of $23.0 million and the assumption of existing mortgages.

13.	DIFFERENCES FROM UNITED STATES ACCOUNTING PRINCIPLES

00.	Canadian GAAP varies in many respects from the principles that the Corporation would follow if its consolidated financial statements were prepared in accordance with U.S. GAAP. The effects of significant accounting differences on the Corporation’s consolidated balance sheets and statements of earnings (loss), retained earnings and cash flows are quantified and described in the accompanying notes.

00.	Under Canadian GAAP, companies in the real estate industry provide supplementary measures of funds from operations and funds from operations per share in the consolidated financial statements, provided that these measures are not given greater prominence than reported net earnings or earnings per share. For the purpose of reporting under U.S. GAAP, companies would not provide supplementary measures of funds from operations and funds from operations per share in the consolidated financial statements.

2002  ANNUAL REPORT    •    53

Statement of Earnings Differences

The incorporation of the significant differences in accounting principles in the Corporation’s income statements for the period ended December 31, 2002, under U.S. GAAP, would result in a net loss after extraordinary item of Cdn $0.3 million (December 31, 2001 – Cdn $22.9 million). The differences between Canadian GAAP and U.S. GAAP are summarized in the following tables:

FOR THE YEAR ENDED (CDN$ THOUSANDS, EXCEPT PER SHARE AMOUNTS)	December 31, 2002	December 31, 2001

Net earnings (loss) under Canadian GAAP	$11,576	$(12,802)
Adjustments
Increase in amortization of revenue producing properties (a)	(16,437)	(16,691)
Decrease in amortization of deferred financing costs (b)	588	641
Increase in operating expenses due to expensing of capitalized expenses for property held for resale (c)	(457)	(295)
Increase in gain on sales due to increased amortization (d)	173	473
Increase in gain on sales due capitalized expenses for property held for resale previously expensed (c)	–	197
Decrease in future income taxes as a result of foregoing adjustments (e)	6,291	7,229
Difference in substantially enacted tax rates (e)	(1,714)	(1,699)
Reclassification of extinguishment of debt (f)	(692)	–

Net loss under U.S. GAAP before extinguishment of extraordinary item	$(672)	$(22,947)
Extraordinary item – extinguishment of debt less applicable taxes of $273 (December 31, 2001 – $nil) (f)	419	–

Net loss under U.S. GAAP after extraordinary item	$(253)	$(22,947)

Net loss per share before extraordinary item, basic and fully diluted	$(0.01)	$(0.46)
Net loss per share after extraordinary item, basic and fully diluted	$(0.01)	$(0.46)

Statement of Retained Earnings (Deficit)

FOR THE YEAR ENDED (CDN$ THOUSANDS)	December 31, 2002	December 31, 2001

(Deficit) retained earnings, beginning of year	$(25,806)	$5,345
Net loss	(253)	(22,947)
Dividends paid	(2,477)	(2,496)
Premium on share repurchases (NOTE 7)	(652)	(5,708)

Deficit, end of year	$(29,188)	$(25,806)

The significant differences in each category between Canadian GAAP and U.S. GAAP are as follows:

(a)	Revenue Producing Properties Amortization

Under Canadian GAAP, revenue producing properties have been amortized using the sinking fund method over 40 to 50 years. Under U.S. GAAP, revenue producing properties have been amortized on a straight-line basis over a 40 year period. In recomputing amortization on a straight-line basis, the additional amortization expense for the year ended December 31, 2002 would be Cdn $16.4 million (December 31, 2001 – Cdn $16.7 million).

(b)	Deferred Financing

Under U.S. GAAP, amortization under Canadian GAAP for specific costs relating to mortgage prepayment penalties must be added back to earnings. The full amount of the mortgage prepayment penalties is fully charged to income as documented in note 13(f). This results in a decrease in amortization expense for the year ended December 31, 2002 by Cdn $0.6 million (December 31, 2001 – Cdn. $0.6 million).

54    •    ANNUAL REPORT  2002

(c)	Capitalization of Revenue (Expenses) for Property Held for Resale

Under U.S. GAAP, net operating revenue (expenses) for property held for resale would be recorded as income (expenses) when incurred. For the year ended December 31, 2002, this would decrease net income by Cdn $0.5 million (December 31, 2001 – Cdn $0.3 million). This adjustment also increased gain on sales due to a decrease in cost of sales for the year ended December 31, 2002 by Cdn $nil (December 31, 2001 – $0.2 million).

(d)	Increased Gain on Sales

Under U.S. GAAP, amortized properties will have a lower net book value than under Canadian GAAP due to increased annual amortization. The increased gain for the year ended December 31, 2002 would be $0.2 million (December 31, 2001 – Cdn $0.5 million).

(e)	Income Taxes

Under Canadian and U.S. GAAP, income taxes are accounted for using the liability method. For the year ended December 31, 2002, a reduction of future income tax expense of Cdn $6.3 million (December 31, 2001 – Cdn $7.2 million) would be recorded due to the tax effect of the stated differences between Canadian and U.S. GAAP. Under U.S. GAAP, SFAS No. 109 does not allow the use of substantially enacted tax rates to calculate income tax expense. Hence, under U.S. GAAP, the substantially enacted reduction in tax rates will be effective over the course of the next four years, whereas Canadian GAAP recognized the benefits in the current period, resulting in an increase of future income tax expense of Cdn $1.7 million (December 31, 2001 – $1.7 million).

(f)	Extinguishment of Debt

Under U.S. GAAP, all gains and losses associated with the extinguishment of existing mortgage debt are charged to the period incurred. These are to be disclosed as extraordinary items and reported net of applicable taxes. For the year ended December 31, 2002, this would decrease net loss after extraordinary item by Cdn $0.4 million (December 31, 2001 – Cdn $nil). For Canadian GAAP, these charges were recorded either as gains on debt settlement or in financing costs. For U.S. GAAP, the reclassification of extinguishment of debt as an extraordinary item, net of tax, would increase net loss before extraordinary item by Cdn $0.4 million for the year ended December 31, 2002 (December 31, 2001 – $nil).

Comprehensive Income

The Financial Accounting Standards Board (“FASB”) issued SFAS No. 130, “Reporting Comprehensive Income”. Comprehensive income, which incorporates net income, includes all changes in equity during the year. The Corporation’s comprehensive income was equal to net earnings for all years presented.

Segmentation

The Corporation operates in the multi-family residential market and primarily within one business segment as described in Note 11.

Stock Options Expense

Under Canadian GAAP, no compensation expense was recorded in respect of stock options granted during the year. Under U.S. GAAP, the Corporation adopted the recommendations of the Statement of Financial Accounting Standards No. 123 (“SFAS 123”), which is entitled, “Accounting for Stock-Based Compensation”, which establishes financial accounting and reporting standards for stock-based employee compensation plans. The Corporation has elected to follow Accounting Principles Board No. 25, Accounting for Stock Issued to Employees (“APB 25”) and related interpretations in accounting for its employee stock options. Due to the fact that the exercise price of the underlying stock equals the market price of the underlying stock on the date of the grant, no compensation expense would be recognized.

SFAS No. 123 requires the use of a fair value based method of accounting for stock options. Under this method, compensation cost is measured at the grant date based on the fair value of the options granted and is recognized over the exercise period. However, SFAS No. 123 allows the Corporation to continue to measure compensation costs in accordance with APB 25. The weighted average exercise price of options granted during the year was Cdn $12.16 (December 31, 2001 – Cdn $10.48).

2002  ANNUAL REPORT    •    55

The following two pro forma financial information tables present the pro forma net operating results for the year and the pro forma basic and fully diluted earnings (loss) per share, before and after extraordinary item, had the Corporation adopted the fair value method specified in SFAS No. 123 for all stock options issued to employees and directors.

FOR THE YEAR ENDED (CDN$ THOUSANDS, EXCEPT PER SHARE AMOUNTS)	December 31, 2002	December 31, 2001

Loss before extraordinary item
Pro forma loss before extraordinary item under U.S. GAAP	$(7,572)	$(30,783)
Pro forma basic loss before extraordinary item per share	$(0.15)	$(0.62)
Pro forma fully diluted loss before Extraordinary item per share	$(0.15)	$(0.62)

FOR THE YEAR ENDED (CDN$ THOUSANDS, EXCEPT PER SHARE AMOUNTS)	December 31, 2002	December 31, 2001

Loss after extraordinary item
Pro forma net loss after extraordinary item under U.S. GAAP	$(7,153)	$(30,783)
Pro forma basic loss after extraordinary item per share	$(0.14)	$(0.62)
Pro forma fully diluted loss after extraordinary item per share	$(0.14)	$(0.62)

Beginning January 1, 2003, the Corporation will change its accounting policy for Canadian GAAP for stock options granted on or after that date. The corporation will recognize the fair value of stock options, using an accepted option-pricing model, on their grant date as compensation expense over the period that the stock options vest. For U.S. GAAP, the Corporation will no longer elect to follow APB 25 and related interpretations in accounting for its employee stock options. This change in accounting policy will be treated prospectively.

Balance Sheet Differences

The incorporation of the significant differences in accounting principles in the Corporation’s consolidated financial statements as at December 31, 2002 and 2001 would result in the following balance sheet presentation under U.S. GAAP:

AS AT (CDN$ THOUSANDS)	December 31, 2002	December 31, 2001

Assets Revenue producing properties	$1,517,163	$1,311,138
Properties held for resale	7,038	6,630
Mortgages and accounts receivable	14,704	22,325
Other assets	13,723	11,846
Deferred financing costs	35,300	30,148
Tenants’ security deposits	7,596	8,320
Cash and short-term investments	23,631	25,672

Total assets under U.S. GAAP	$1,619,155	$1,416,079

Liabilities and shareholders’ equity
Mortgages payable	$1,307,177	$1,108,406
Accounts payable and accrued liabilities	21,498	19,525
Refundable security deposits and other	10,496	10,418
Capital lease obligations	4,598	7,203
Taxes payable	–	–
Future income taxes	38,058	38,131

	1,381,827	1,183,683

Share capital	266,516	258,202
Retained earnings	(29,188)	(25,806)

Total liabilities and equity under U.S. GAAP	$1,619,155	$1,416,079

56    •    ANNUAL REPORT  2002

The significant differences in each category between Canadian GAAP and U.S. GAAP would be as follows:

Revenue Producing Properties

AS AT (CDN$ THOUSANDS)	December 31, 2002	December 31, 2001

Revenue producing properties under Canadian GAAP	$1,604,277	$1,381,541
Additional accumulated amortization under U.S. GAAP (a)	(90,859)	(74,432)
Additional gains on sold assets (b)	4,192	4,019
Capitalization of net operating revenues (expenses) reversed under U.S. GAAP (c)	(447)	10

Revenue producing properties under U.S. GAAP	$1,517,163	$1,311,138

(a)	Accumulated Amortization

The difference between Canadian GAAP and U.S. GAAP affecting the carrying value of revenue producing properties relates to U.S. GAAP requiring straight-line amortization to be applied to depreciable assets rather than the sinking fund method of amortization. At December 31, 2002, this would result in a cumulative adjustment of Cdn $90.9 million (December 31, 2001 – Cdn $74.4 million).

(b)	Additional Gains on Sold Assets

As a result of increased amortization on sold assets under U.S. GAAP, at December 31, 2002, an increase to revenue producing properties of Cdn $4.2 million (December 31, 2001 – Cdn $4.0 million) would be required to offset the lower cost of sales.

(c)	Capitalization of Net Operating Revenue Reversed

Under U.S. GAAP, the Corporation is required to consider net operating income (expense) of in-service properties as period revenue (expense) rather than capitalizing them. This accumulated adjustment at December 31, 2002 of Cdn $(0.4) million (December 31, 2001 – Cdn $10 thousand), represented the capitalized net operating (expense) revenue of properties transferred to revenue producing from property held for resale.

Deferred Financing Costs

AS AT (CDN$ THOUSANDS)	December 31, 2002	December 31, 2001

Deferred financing costs under Canadian GAAP	$37,521	$32,957
Reversal of debt penalty amortization	3,188	2,875
Write-off of debt penalty fees	(5,409)	(5,684)

Deferred financing costs under U.S. GAAP	$35,300	$30,148

The reversal of debt penalty amortization incurred under Canadian GAAP is described above in Note 13(b) under Statement of Earnings Differences. This reversal in amortization would increase deferred financing costs by Cdn $3.2 million (December 31, 2001 – Cdn $2.9 million). The second difference requiring the write-off of debt penalty fees for U.S. GAAP is described above in Note 13(f) under Statement of Earnings Differences. At December 31, 2002, this would result in a cumulative adjustment of Cdn $5.4 million (December 31, 2001 – Cdn $5.7 million).

2002  ANNUAL REPORT    •    57

Future Income Taxes

The future income tax liability under U.S. GAAP would be calculated as follows:

AS AT (CDN$ THOUSANDS)	December 31, 2002	December 31, 2001

Tax assets related to operating losses	$73,283	$62,625
Tax liabilities related to differences in tax and book basis	(111,341)	(100,756)

Future income tax liability under U.S. GAAP	$(38,058)	$(38,131)

Recent Accounting Pronouncements

In August 2001, the FASB issued SFAS No. 143, “Accounting for Asset Retirement Obligations”, which addresses financial accounting and reporting for obligations associated with the retirement of tangible long-lived assets and the associated asset retirement costs. SFAS No. 143 is effective for fiscal years beginning after June 15, 2002. Two of Boardwalk’s properties in the province of Alberta, located in Calgary and Edmonton, and the Corporation’s acquisition in Montreal, Quebec are subject to long-term ground leases and similar arrangements in which the underlying land is owned by a third party and leased to the Corporation. These leases are set to expire in 2065, 2096, and 2064, respectively. Under the terms of a typical ground lease, the lessee must pay rent for the use of the land and is generally responsible for all costs and expenses associated with the building and improvements. Unless the lease term is extended, the land together with all improvements made will revert to the owner of the land upon expiration of the lease term. There are no material asset retirement costs associated with the ground leases. Management does not believe that SFAS No. 143 will have a material impact on the Corporation’s financial statements.

In October 2001, the FASB issued SFAS No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets”, which resolves significant implementation issues related to FASB Statement No. 121, Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of, and supersedes the accounting and reporting provisions of APB Opinion No. 30, Reporting the Results of Operations-Reporting the Effects of Disposal of a Segment of a Business, and Extraordinary, Unusual and Infrequently Occurring Events and Transactions, for the disposal of a business segment. SFAS No. 144 is effective for fiscal years beginning after December 15, 2001, and interim periods within those fiscal years. Management does not believe that SFAS No. 144 will have a material impact on the Corporation’s financial statements.

In April 2002, the FASB issued SFAS No. 145, “Rescission of FASB Statements No. 4, 44, and 64, Amendment of FASB Statement No. 13, and Technical Corrections.” SFAS No. 4, “Reporting Gains and Losses from Extinguishment of Debt”, addressed income statement classification of gains and losses from extinguishment of debt. SFAS No. 64 amended SFAS No. 4 and is no longer necessary due to the rescission of SFAS No. 4. SFAS No. 145 also amended SFAS No. 13 to require sale-leaseback accounting for certain lease modifications that have economic effects that are similar to sale-leaseback transactions. Management believes that SFAS No. 145 will have no retroactive impact on the Corporation’s financial statements.

In June 2002, the FASB issued SFAS No. 146, “Accounting for Costs Associated with Exit or Disposal Activities”, which requires the recognition of a liability when incurred for costs associated with an exit or disposal activity. Management does not believe that SFAS No. 146 will have a material impact on the Corporation’s financial statements.

In December 2002, the FASB issued SFAS No. 148, “Accounting for Stock-based Compensation Transition and Disclosure – an Amendment of FASB Statement No. 123”, to provide alternative methods of accounting for stock-based employee compensation. SFAS No. 148 is effective for fiscal years ending after December 15, 2002 and interim periods beginning after December 15, 2002. Management does not believe that SFAS No. 148 will have a material impact on the Corporation’s financial statements.

58     •    ANNUAL REPORT   2002

BOARDWALK EQUITIES INC.
Supplemental Financial Data
Selected Financial Information in US Currency

FOR THE YEAR ENDED
(US$ THOUSANDS, EXCEPT PER SHARE AMOUNTS)	December 31, 2002	December 31, 2001

Total revenue under Canadian GAAP	$158,814		$146,770

Net earnings (loss) under Canadian GAAP	$7,372	$	(8,267)
Adjustments
Increase in amortization of revenue producing properties	(10,467)		(10,779)
Decrease in amortization of deferred financing costs	374		414
Increase in operating expenses due to property held for resale capitalized revenues	(291)		(190)
Increase gain on sales due to increased amortization	110		305
Increase gain on sales due to property held for resale capitalized expenses	–		127
Decrease in future income taxes as a result of foregoing adjustments	4,006		4,668
Difference in substantially enacted tax rates	(1,091)		(1,097)
Reclass extinguishment of debt	(441)		–

Net loss under U.S. GAAP before extinguishment of extraordinary item	$(428)		$(14,819)
Extraordinary item – extinguishment of debt less applicable taxes of $174
(December 31, 2001 – $nil)	267		–

Net loss under U.S. GAAP after extraordinary item	$(161)		$(14,819)

Net loss per share before extraordinary item, basic and fully diluted	$(0.01)		$(0.30)
Net loss per share after extraordinary item, basic and fully diluted	$(0.00)		$(0.30)

Average exchange rate (US$ / CDN$)	0.6368		0.6458

2002  ANNUAL REPORT    •    59

BOARDWALK EQUITIES INC.
Corporate Information

Executive Offices

Calgary
First West Professional Building
Suite 200, 1501 – 1 Street SW
Calgary, Alberta T2R 0W1
Telephone: 403.531.9255
Facsimile: 403.531.9565
Website: www.bwalk.com

Toronto
Boardwalk Equities (Ontario) Inc.
Suite 220, 141 Adelaide Street West
Toronto, Ontario M5H 3L5
Telephone: 416.364.0849
Facsimile: 416.866.2156

Board of Directors

Paul J. Hill(1), Chairman of the Board
Regina, Saskatchewan

Ernest Kapitza(1)(3)
Calgary, Alberta

Sam Kolias
Calgary, Alberta

Van Kolias
Calgary, Alberta

Jon E. Love(2)
Toronto, Ontario

Al W. Mawani(1)
Thornhill, Ontario

David V. Richards(1)(2)
Calgary, Alberta

Kevin P. Screpnechuk
Calgary, Alberta

Michael D. Young(2)(3)
Dallas, Texas
Senior Management

R. Douglas Biggs
Vice President, Legal Affairs

William Chidley
Senior Vice President, Corporate Development

Jean Denis
Vice President, Quebec Acquisitions

John Dill
Vice President, Eastern Acquisitions

Roberto A. Geremia
Senior Vice President, Finance
and Chief Financial Officer

Michael Guyette
Vice President, Technology

Mike Hough
Senior Vice President

Sam Kolias
President & Chief Executive Officer

Van Kolias
Senior Vice President, Quality Control

Helen Mix
Vice President, Human Resources

Shaun Renneberg
Vice President, Capital Projects

Lisa Russell
Vice President, Acquisitions, Western Canada

Kelly Sadiura
Vice President, Customer Service and
Process Design

Kevin P. Screpnechuk
Senior Vice President, Rental Operations

(1)	Member of the Audit and Risk Management Committee
(2)	Member of the Human Resources and Compensation Committee
(3)	Member of the Corporate Governance Committee

60     •    ANNUAL REPORT  2002

AT A GLANCE
FIVE-YEAR SUMMARY
(CDN$ THOUSANDS, EXCEPT PER SHARE AMOUNTS)

	1998	1999	2000	7 Months	2001	2002
				ending
				Dec 31, 2000

TOTAL REVENUES	108,200	186,000	217,971	147,082	227,269	249,394
Revenue producing properties
Rental income	75,407	140,590	178,147	110,771	205,281	241,896

Rental guarantee income	75,407	140,590	178,147	110,771	205,281	241,896

OPERATING EXPENSES
Revenue producing properties	12,546	19,836	22,130	13,854	21,969	26,229
Property taxes	6,781	12,335	18,431	11,004	19,743	23,686
Utilities	7,813	14,595	20,140	14,713	26,582	28,842
Financing costs	26,055	47,836	59,547	37,835	67,367	77,523
Amortization	11,169	25,110	36,842	27,401	53,584	46,748

	64,364	119,712	157,090	104,807	189,245	203,028

Operating Earnings before corporate charges	11,043	20,878	21,057	5,964	16,036	38,868

Cash flow before corporate charges	22,212	47,988	57,899	33,365	69,620	85,616

Sales of properties held for development and resale
Revenue	32,768	45,382	39,824	36,311	21,988	7,498
Cost of sales	21,273	28,532	24,017	24,258	13,939	6,531
Earnings before corporate charges	22,538	37,728	36,864	18,017	24,085	39,835
Corporate charges
Administration	6,980	10,608	17,232	9,191	16,482	19,931
Large Corporations Tax	1,878	2,414	2,881	1,913	3,246	3,600
Deferred income taxes	5,693	10,221	6,306	(8,652)	(12,678)	5,420
Provision for loss on technology	–	–	–	–	29,837	(692)

	14,551	23,243	26,419	2,452	36,887	28,259

Net Earnings (Loss)	7,987	14,485	10,445	15,565	(12,802)	11,576

Earnings (loss) per share
- diluted	0.20	0.31	0.21	0.31	(0.26)	0.23
Funds from operations	24,849	49,816	53,593	34,314	57,941	63,052
Funds from operations per share
- diluted	0.63	1.07	1.09	0.69	1.15	1.26

2002  ANNUAL REPORT    •    61

AT A GLANCE
FIVE-YEAR SUMMARY
(CDN$ THOUSANDS, EXCEPT PER SHARE AMOUNTS)

	1998	1999	2000	7 Months	2001	2002
				ending
				Dec 31, 2000

ASSETS
Revenue producing properties	856,427	1,113,876	1,318,658	1,325,715	1,381,541	1,604,277
Properties held for resale	30,819	29,771	6,365	6,692	6,630	7,038

	887,246	1,143,647	1,325,023	1,332,407	1,388,171	1,611,315
Other assets	42,640	57,153	73,005	111,427	101,120	97,175

Total assets	929,886	1,200,800	1,398,028	1,443,834	1,489,291	1,708,490

Mortgage payable	645,652	867,757	1,009,526	1,034,444	1,108,406	1,307,177

Other liabilities	66,909	97,057	102,689	108,016	95,901	99,568

	712,561	964,814	1,112,215	1,142,460	1,204,307	1,406,745
Shareholders’ equity	217,325	235,986	285,813	301,374	284,984	301,745

Total liabilities and shareholders’ equity	929,886	1,200,800	1,398,028	1,443,834	1,489,291	1,708,490

Common shares outstanding (000)	45,500	46,555	49,240	49,259	49,404	50,109
Share price year end ($)	22.00	16.00	12.55	11.50	11.58	15.18
Market capitalization ($Mm)	1.001	0.745	0.618	0.566	0.577	0.761
Number of units	19,507	22,467	25,070	24,856	25,889	29,326
Real estate asset value per unit	45	49	53	53	53	55
Mortgage payable per unit	33	39	40	42	43	45
Net rentable square feet (000)	16,500	18,810	20,762	20,721	21,590	24,970
Real estate asset value per square foot	54	58	64	64	64	64
Mortgage payable per square foot	39	46	49	50	51	52
Average net rentable SF per unit	846	837	828	834	834	851
Mortgage weighted average interest rate	6.45%	6.33%	6.29%	6.27%	6.15%	5.88%

This annual report contains forward looking statements based on current expectations that include a number of business risks and uncertainties.

The factors that could cause the results to differ materially include but are not limited to national and regional economic conditions.

2002  ANNUAL REPORT    •    62

AT A GLANCE
QUARTERLY RESULTS 2002
(CDN$ THOUSANDS, EXCEPT PER SHARE AMOUNTS)

					Full Year
	Q1	Q2	Q3	Q4	2002

TOTAL REVENUES
Revenue producing properties
Rental income	54,762	59,566	63,641	63,927	241,896
Rental guarantee income	–	–	–	–	–

	54,762	59,566	63,641	63,927	241,896
OPERATING EXPENSES
Revenue producing properties	5,529	6,268	6,867	7,565	26,229
Property Taxes	5,206	5,713	6,334	6,433	23,686
Utilities	7,060	5,634	6,377	9,771	28,842
Financing costs	17,316	19,089	21,245	19,873	77,523
Amortization	10,906	11,608	11,487	12,747	46,748

	46,017	48,312	52,310	56,389	203,028

Operating earnings before corporate charges	8,745	11,254	11,331	7,538	38,868

Cash flow before corporate charges	19,651	22,862	22,818	20,285	85,616

Sales of properties held for development and resale
Revenue	0	7,498	0	0	7,498
Cost of Sales	0	6,531	0	0	6,531
Earnings before corporate charges	8,745	12,221	11,331	7,538	39,835
Corporate charges
Administration	4,729	4,961	4,681	5,560	19,931
Large Corporations Tax	661	862	824	1,253	3,600
Deferred income taxes	1,421	2,412	2,383	(796)	5,420
Provision for loss on technology	0	0	0	(692)	(692)

	6,811	8,235	7,888	5,325	28,259

Net Earnings	1,934	3,986	3,443	2,213	11,576

Earnings per share
- diluted	0.04	0.08	0.07	0.04	0.23
Funds from operations	14,261	18,006	17,313	13,472	63,052
Funds from operations per share
- diluted	0.29	0.36	0.34	0.27	1.26

63     •    ANNUAL REPORT   2002

BOARDWALK EQUITIES INC.
Market Information

Solicitors
Stikeman Elliott
4300 Bankers Hall West
888 – 3 Street SW
Calgary, Alberta
T2P 5C5

Butlin Oke Roberts & Nobles
100, 1501 – 1 Street SW
Calgary, Alberta
T2R 0W1

Bankers
TD Canada Trust
340 – 5 Avenue SW
Calgary, Alberta
T2P 2P6

Auditors
Deloitte & Touche LLP
3000, 700 – 2 Street SW
Calgary, Alberta
T2P 0S7

Registrar & Transfer Agent
Computershare Trust Company of Canada
Our Transfer Agent can help you with
a variety of shareholder related services,
including change of address, lost share
certificates, accounts consolidation and
transfer of stock.
600, 530 – 8 Avenue SW
Calgary, Alberta
T2P 3S8
Telephone: 403.267.6800

Corporate Communications
Shareholders seeking financial and
operating information may contact:

Paul Moon
Director of Corporate Communications
Telephone: 403.531.9255
Facsimile: 403.261.9269
Website: investor.bwalk.com
E-mail: investor@bwalk.com

Online Information
For an online version of the current and
past annual reports, quarterly reports,
press releases and other corporate
information, please visit our investor
website at investor.bwalk.com. Using this
website, you may also sign up to receive
future press releases and corporate news
via e-mail.

Annual Meeting
The Annual and Special General Meeting
of the Shareholders of Boardwalk Equities
Inc. will be held in the Calgary Petroleum
Club, 319 – 5 Avenue SW, Calgary,
Alberta, at 3:00 pm (Calgary time)
on May 13, 2003. Shareholders are
encouraged to attend and those unable
to do so are requested to complete the
Form of Proxy and forward it at their
earliest convenience.

Exchange Listings
The Toronto Stock Exchange
The New York Stock Exchange

Trading Profile
TSX: Jan. 1, 2002, to Dec. 31, 2002
High: $15.50
Low: $11.50
Year-end Closing Price: $15.18
Volume: 12,598,424

NYSE: Jan. 1, 2002, to Dec. 31, 2002
High: $10.35 (U.S.)
Low: $7.20 (U.S.)
Year-end Closing Price: $9.59 (U.S.)
Volume: 1,559,000

2002 Trading Range
	High	Low	High	Low
Quarter	(TSX)	(TSX)	(NYSE)	(NYSE)
Q1	$14.21	$11.50	$8.95	$7.20
Q2	$15.07	$13.66	$9.93	$8.64
Q3	$15.50	$13.25	$10.00	$8.40
Q4	$15.50	$14.20	$10.35	$9.09

64     •    ANNUAL REPORT   2002

BOARDWALK
Welcome to
Rivershore Tower
Apartments
251-8555

Printed in Canada

BOARDWALK
RENTAL COMMUNITIES

BOARDWALK EQUITIES INC.

phone 403.531.9255 fax 403.531.9565 www.bwalk.com

BOARDWALK EQUITIES INC.

MANAGEMENT INFORMATION CIRCULAR
FOR THE ANNUAL AND SPECIAL MEETING
OF THE SHAREHOLDERS
TO BE HELD ON MAY 13, 2003

     Shareholders who do not hold their shares in their own name as registered shareholders, should read “Advice to Beneficial Shareholders” within for an explanation of their rights.

     This Management Information Circular (the “Circular”) is provided in connection with the solicitation of proxies by management of Boardwalk Equities Inc. (the “Corporation” or the “Company”) for use at the Annual and Special Meeting of the holders of common shares (“Common Shares”) of the Corporation (the “Meeting”) to be held at the Calgary Petroleum Club, 319 – 5th Avenue S.W., Calgary, Alberta on Tuesday, the 13th day of May, 2003 at 3:00 p.m. (Calgary Time) and at any adjournment or adjournments thereof. The information contained herein is as of April 10, 2003 (the “Effective Date”) unless otherwise stated.

SOLICITATION OF PROXIES

     Management does not contemplate a solicitation of proxies otherwise than by mail. The costs thereof will be borne by the Corporation.

RECORD DATE

     The Corporation has prepared a list of shareholders of record at the close of business on April 9, 2003 (the “Record Date”). A holder of Common Shares of the Corporation named on that list will be entitled to vote the shares then registered in such holder’s name, except to the extent that (a) the holder has transferred the ownership of any of his shares after that date, and (b) the transferee of those shares produces a properly endorsed share certificate, or otherwise establishes that he owns the shares, and demands not later than the close of business, ten days before the Meeting, that his name be included in the list of persons entitled to vote at the Meeting, in which case the transferee will be entitled to vote his shares at the Meeting.

     Holders of Common Shares are entitled to one vote at the meeting for each Common Share held, except as otherwise provided herein.

APPOINTMENT AND REVOCATION OF PROXIES

     The persons named in the enclosed form of proxy are the President and the Chief Financial Officer of the Corporation. A shareholder has the right to appoint a nominee (who need not be a shareholder) to represent him at the Meeting, other than the persons designated in the enclosed proxy form, by inserting the name of his chosen nominee in the space provided for that purpose on the form and deleting therefrom the names of the management nominees, or by completing another proper form of proxy. Such shareholder should notify the nominee of his appointment, obtain his consent to act as proxy and should instruct him on how the shareholder’s shares are to be voted. In any case, the form of proxy should be dated and executed by the shareholder or his attorney authorized in writing, with proof of such authorization attached, where an attorney executed the proxy form.

     A form of proxy will not be valid for the Meeting or any adjournment thereof unless it is completed, signed and delivered to Computershare Trust Company of Canada at Suite 600, 530 – 8th Avenue S.W., Calgary, Alberta, T2P 3S8 at least forty-eight (48) hours, excluding Saturdays, Sundays and holidays, before the time of the Meeting or any adjournment thereof. If the shareholder is a corporation, the form of proxy must be signed under its corporate seal and executed by a duly authorized officer or attorney of such corporation.

     In addition to revocation in any other manner permitted by law, a shareholder who has given a proxy may revoke it, at any time before it is exercised, by instrument in writing executed by the shareholder or by his attorney authorized in writing and deposited either at the offices of Computershare Trust Company of Canada at the aforesaid address at any time up to and including the last business day preceding the day of the Meeting, or any adjournment thereof, at which the proxy is to be used, or with the chairman of the Meeting on the day of the Meeting or any adjournment thereof.

ADVICE TO BENEFICIAL SHAREHOLDERS

     Shareholders who do not hold their shares in their own name (referred to herein as “Beneficial Shareholders”) are advised that only proxies from shareholders of record can be recognized and voted upon at the Meeting. Beneficial Shareholders who complete and return a proxy must indicate thereon the person (usually a brokerage house) who holds their shares as registered shareholder. Every intermediary (broker) has its own mailing procedure, and provides its own return instructions, which should be carefully followed. The form of proxy supplied to Beneficial Shareholders is identical to that provided to registered shareholders. However, its purpose is limited to instructing the registered shareholder on how to vote on behalf of the Beneficial Shareholder. The Corporation will not accept instructions from Beneficial Shareholders and bears no responsibility for advising registered shareholders of voting instructions received from Beneficial Shareholders.

     All references to shareholders in this Circular and the accompanying form of Proxy and Notice of Meeting are to shareholders of record unless specifically stated otherwise. Where documents are stated to be available for review or inspection, such items will be shown upon request to registered shareholders who produce proof of their identity.

VOTING OF PROXIES

     The persons named in the enclosed form of proxy have been selected by the directors of the Corporation and have indicated their willingness to represent as proxy the shareholder who appointed them. Each shareholder may instruct his proxy how to vote his shares by completing the blanks on the proxy form.

     Shares represented by properly executed proxy forms in favour of the person designated on the enclosed form will be voted or withheld from voting in accordance with the instructions given on the proxy forms. IN THE ABSENCE OF SUCH INSTRUCTIONS, SUCH SHARES WILL BE VOTED “FOR” THE ELECTION AS DIRECTORS OF THOSE NOMINEES OF MANAGEMENT LISTED IN THE CIRCULAR; “FOR” THE APPOINTMENT OF DELOITTE & TOUCHE AS THE AUDITORS OF THE CORPORATION; AND “FOR” THE AMENDMENT TO THE ARTICLES OF THE CORPORATION AUTHORIZING THE CORPORATION TO HOLD SHAREHOLDER MEETINGS AT SPECIFIED LOCATIONS OUTSIDE OF THE PROVINCE OF ALBERTA.

     The enclosed form of proxy confers discretionary authority upon the persons named therein with respect to amendments and variations to matters identified in the Notice of Meeting and with respect to any other matters which may properly come before the Meeting. At the Effective Date, the management of the Corporation knows of no such amendments, variations or other matters to come before the Meeting.

VOTING SHARES AND PRINCIPAL HOLDERS THEREOF

     The Corporation has an authorized capital consisting of an unlimited number of Common Shares without nominal or par value, of which 50,377,344 Common Shares are issued and outstanding and 5,111,636 Common Shares are reserved for issuance on the exercise of stock options issued pursuant to the Corporation’s stock option plan, as at the Effective Date of this Circular. In addition, the Corporation is authorized to issue an unlimited number of preferred shares (“Preferred Shares”), of which the Corporation has issued 5,604,956 Preferred Shares, Series I, and 3,340,199, Series II, in connection with certain property acquisitions in the fiscal years ended May 31, 2000 and December 31, 2001, respectively. Those Preferred Shares are non-voting, not entitled to receive dividends and redeemable at the option of the Corporation for a redemption price of $1.00 per share.

     The following table lists those persons and companies who own of record or are known to the Corporation to own beneficially, directly or indirectly, more than 10% of the issued and outstanding Common Shares of the Corporation as at April 10, 2003.

			Percentage of
Name and Municipality of Residence	Type of Ownership	Number of Shares	Common Shares

Boardwalk Properties Company Limited, Calgary, Alberta	of record	15,700,000	31.17%
Fidelity Management & Research Company and Fidelity Management Trust Company	of record	6,004,850	11.92%

     Boardwalk Properties Company Limited is a real estate holding company. It is owned 50% by Boardwalk Investment Limited (owned by Sam Kolias) and 50% by Park Place Holdings Ltd. (owned by Van Kolias).

MATTERS TO BE ACTED ON AT THE MEETING

1.	Election of Directors

     Action is to be taken at the Meeting with respect to the election of directors. The board of directors (the “Board of Directors” or “Board”) presently consists of nine (9) members, each of whom retire from office at the Meeting. It is proposed that at the Meeting the shareholders of the Corporation fix the number of directors at nine, and that nine directors be elected to hold office until the next annual meeting or until their successors are elected or appointed.

     IT IS THE INTENTION OF THE MANAGEMENT DESIGNEES, IF NAMED AS PROXY, TO VOTE FOR THE ELECTION OF THE FOLLOWING PERSONS TO THE BOARD OF DIRECTORS UNLESS OTHERWISE DIRECTED. MANAGEMENT DOES NOT CONTEMPLATE THAT ANY OF SUCH NOMINEES WILL BE UNABLE TO SERVE AS DIRECTOR. HOWEVER, IF FOR ANY REASON ANY OF THE PROPOSED NOMINEES DOES NOT STAND FOR ELECTION OR IS UNABLE TO SERVE AS SUCH, THE MANAGEMENT DESIGNEES, IF NAMED AS PROXY, RESERVE THE RIGHT TO VOTE FOR ANY OTHER NOMINEE IN THEIR SOLE DISCRETION UNLESS THE SHAREHOLDER HAS SPECIFIED IN HIS OR HER PROXY

THAT HIS OR HER COMMON SHARES ARE TO BE WITHHELD FROM VOTING ON THE ELECTION OF DIRECTORS.

     The following information relating to the nominees as directors is based partly on the Corporation’s records and partly on information received by the Corporation from said nominees, and sets forth the name and municipal address of each of the persons proposed to be nominated for election as a director, his current principal occupation, all other positions and offices in the Corporation held by him, the year in which he was first elected a director, and the number of Common Shares of the Corporation that he has advised are beneficially owned by him, directly or indirectly, or over which control or direction is exercised by him.

				Common Shares
	Position			Beneficially Owned
	Presently			or Controlled as of
Nominee as Directors	Held	Principal Occupation	Director Since	April 3, 2003

Paul J. Hill(1) Regina, Saskatchewan	Chairman of the Board, Director	President, Harvard Developments Inc., a Hill Company	October 6, 1994	20,000

Ernest Kapitza(1)(3) Calgary, Alberta	Director	Consultant	March 1, 2001	3,500

Sam Kolias Calgary, Alberta	President, Chief Executive Officer and Director	President and Chief Executive Officer, Boardwalk Equities Inc.	Incorporation	7,850,000 (4)

Van Kolias Calgary, Alberta	Senior Vice- President, Assistant Corporate Secretary and Director	Senior Vice-President, Quality Control, Boardwalk Equities Inc.	Incorporation	7,850,000 (4)

Jon E. Love(2) Toronto, Ontario	Director	Managing Director, Kingstreet Capital Partners	February 19, 2002	17,900

Al W. Mawani(1) Thornhill, Ontario	Director	Vice-President, IPS Industrial Promotion Services Ltd.	April 30, 2002	1,000

David V. Richards(1)(2) Calgary, Alberta	Director	President, Network Capital Inc.	June 22, 1995	4,000

Kevin Screpnechuk Calgary, Alberta	Senior Vice- President and Director	Senior Vice-President, Rental Operations, Boardwalk Equities Inc.	July 21, 1993	264,180

Michael D. Young(2)(3) Dallas, Texas	Director	Managing Director, CIBC Wood Gundy Securities Inc.	September 18, 1997	42,700

Notes:

(1)	Member of the Audit and Risk Management Committee
(2)	Member of the Human Resources and Compensation Committee
(3)	Member of Corporate Governance Committee
(4)	15,700,000 Common Shares are owned by Boardwalk Properties Company Limited, a private real estate holding company. Boardwalk Properties Company Limited is owned 50% by Boardwalk Investment Limited (owned by Sam Kolias) and 50% by Park Place Holdings Ltd. (owned by Van Kolias).

2.	Appointment of Auditors

     The management designees, if named as proxy, intend to vote for the appointment of Deloitte & Touche, as the auditors of the Corporation, to hold office until the next Annual Meeting of the Shareholders, at a remuneration to be fixed by the Board of Directors. Deloitte & Touche have been the auditors of the Corporation since October 1995. The fees for all audit and audit-related services performed by the auditors for the year ended December 31, 2002 were $283,200. The fees for all other services performed by the auditors, which related principally to corporate and property tax services, were $375,000.

3.	Amendment to Articles of the Corporation

     At the Meeting, shareholders will be asked to consider and, if thought appropriate, to pass a special resolution (the “Special Resolution”) in the form set out in Schedule A to this Circular approving an amendment to the articles of the Corporation (the “Amendment”) to allow the Corporation to hold meetings of its shareholders at specified locations outside of the Province of Alberta pursuant to section 131(4) of the Business Corporations Act (Alberta) (the “ABCA”). Upon completion of the proposed Amendment to the Corporation’s articles, the Corporation will be able to hold meetings of its shareholders in any of the Cities of Vancouver, British Columbia; Regina or Saskatoon, Saskatchewan; Toronto, London or Ottawa, Ontario; and Montreal or Quebec City, Quebec.

     Sub-Section 131(1) of the ABCA provides that a meeting of shareholders of the Corporation must be held at the place within Alberta provided in its by-laws or, in the absence of such a provision, at the place within Alberta that the directors of the Corporation determine. Sub-section 131(4) of the ABCA further provides that, notwithstanding subsection (1), as noted above, if the articles of the Corporation so provide, meetings of shareholders of the Corporation may be held outside Alberta at one or more places specified in its articles. Section 8.04 of the Corporation’s by-laws provide that the meetings of its shareholders must be held at any place within the Province of Alberta as the directors may by resolution determine or, if the articles of the Corporation so provide, outside of Alberta. As a result, no amendment to the Corporation’s by-laws will be necessary to permit meetings of the shareholders in any of the places outside of Alberta listed above, provided the proposed Amendment to the Corporation’s articles is passed.

     Once the proposed Amendment to the Corporation’s articles is completed by the filing of articles of amendment with the Registrar of Corporations under the ABCA, the Corporation will be able to hold its meetings in any of the above noted places, as well as at any place within the Province of Alberta. The place of a shareholders’ meeting will be determined by the directors by means of a resolution which will identify a place within Alberta or one of the enumerated cities noted above.

     The proposed articles of Amendment (the “Articles of Amendment”) and section 8.04 of the bylaws of the Corporation are set out in Schedules B and C, respectively, to this Circular.

Reasons for the Proposed Amendment

     Management of the Corporation believes the proposed Amendment to its articles is appropriate since the Corporation has significant shareholdings and asset ownership in the above noted centres and that it would be beneficial to allow the Corporation to hold annual meetings in such cities. The proposed Amendment would allow shareholders in the above noted cities to more easily attend shareholder meetings of the Corporation, increasing their access to management and the directors of the Corporation and enhancing the Corporation’s communications with its shareholders and other stakeholders.

Effects of the Proposed Amendment

General

     The Amendment does not prevent the Corporation from continuing to hold its shareholder meetings in the Province of Alberta, nor will it prejudice or adversely affect the shareholders of the Corporation. The Amendment will not result in any change in the business of the Corporation.

Articles of Amendment

     Upon the Amendment taking effect, the Corporation will continue to be governed by its current articles of incorporation under the ABCA, as amended on August 15, 1994, and as amended and restated on September 28, 1998, March 2, 1999 and March 7, 2001, with the exception that it will, by resolution of the directors of the Corporation, be able to hold meetings of its shareholders at any of the above noted cities, as well as anywhere within the Province of Alberta, pursuant to section 131 of the ABCA. The proposed Articles of Amendment are set out in Schedule B to this Circular. Some alterations to the Corporation’s constating documents are necessary or desirable in connection with the Amendment. The alterations may change article or section numbers and references to the governing statute and otherwise allow conformity with the provisions of the ABCA. Except for such alterations, the rights and restrictions which are presently applicable to the Common Shares of the Corporation are substantially the same as the rights, privileges, restrictions and conditions which will attach to such Common Shares after the Amendment and are set out in Schedule A of the Articles of Amendment of the Corporation dated March 2, 1999, and attached to this Circular as Schedule D.

     Under the ABCA, a meeting of shareholders may be held anywhere in the Province of Alberta, and at a place outside Alberta, if the place is specified in the articles of the corporation. The proposed Articles of Amendment indicate that meetings of shareholders of the Corporation may be held anywhere within the Province of Alberta and in any of the Cities of Vancouver, British Columbia; Regina or Saskatoon, Saskatchewan; Toronto, Ottawa or London, Ontario; or Montreal or Quebec City, Quebec.

By-Laws

     The resolutions approving matters in relation to the proposed Amendment do not affect the bylaws of the Corporation. The by-laws of the Corporation provide for general corporate governance matters and conform to the provisions of the ABCA. Section 8.04 of such by-laws provide that, if the articles of the Corporation so provide, meetings of shareholders of the Corporation may, by resolution of the directors, be held at places outside of the Province of Alberta. Section 8.04 of the by-laws is attached to this Circular as Schedule C.

     The text of the by-laws of the Corporation may be obtained upon request from the Secretary of the Corporation at Suite 4300, 888 – 3rd Street S.W., Calgary, Alberta T2P 5C5. In addition, copies of the by-laws will be made available at the Meeting.

Required Shareholder Approval and Conditions

     In order for the Amendment to be implemented, the Special Resolution must be passed by a majority of not less than two-thirds of the votes cast by shareholders, present in person or by proxy, at the Meeting.

     If the Amendment is approved at the Meeting, subject to approval of the Registrar under the ABCA authorizing the Amendment to the articles of the Corporation, the Corporation intends to file Articles of Amendment pursuant to section 173(1)(n) of the ABCA to add to the articles of the Corporation that the Corporation may, by a resolution of the directors, hold a meeting of its shareholders anywhere in the Province of Alberta or at one of the cities noted above, pursuant to subsection 131(4) of the ABCA, as soon as practicable after the Meeting. Subject as aforesaid, the Amendment will be effective on the date of the certificate of Amendment, which shall be issued by the Registrar under the ABCA upon receipt of Articles of Amendment pursuant to subsection 178 of the ABCA.

     The Special Resolution provides that the Board of Directors of the Corporation is authorized, in its sole discretion, to abandon the application for a certificate of Amendment, or determine not to proceed with the Amendment, without further approval of the shareholders of the Corporation. In particular, the Board of Directors may determine not to present the Special Resolution to the Meeting or, if the Special Resolution is presented to the Meeting and approved, may determine not to proceed with completion of the Amendment and filing the Articles of Amendment under the ABCA if a significant number of shareholders of the Corporation dissent in respect of the Special Resolution.

Recommendations of Directors and Approval

     The Board of Directors unanimously recommends that the holders of Common Shares vote in favour of the Special Resolution. Unless specified in the form of proxy that the shares shall be voted against the Special Resolution, the persons designated in the enclosed form of proxy intend to vote “For” the Special Resolution.

PERFORMANCE

     The following graph compares the change in cumulative total return, over the periods indicated, of a $100 investment in the Corporation’s Common Shares with the cumulative total return of The Toronto Stock Exchange (“TSE”) 300 Stock Index and the TSE Real Estate Sub-Index, assuming the reinvestment of dividends, where applicable, for the comparable period.

	May 31,	May 31,	May 31,	May 31,	May 31,	May 31,	December	December	December
	1995	1996	1997	1998	1999	2000	31, 2000	31, 2001	31, 2002

Boardwalk Equities Inc.	$100	$350	$923	$4,112	$2,991	$2,346	$2,150	$2,164	$2,822
T.S.E. 300 Index	$100	$121	$150	$181	$166	$227	$201	$173	$149
T.S.E. Real Estate Index	$100	$96	$139	$159	$139	$130	$143	$161	$146

Note: Boardwalk share prices are adjusted to reflect a stock dividend of one common share for each common share held paid effective December 1, 1997.

REPORT ON EXECUTIVE COMPENSATION

     The Board of Directors of the Corporation has established a human resources and compensation committee (the “Compensation Committee”). One of the primary mandates of this committee is to review and make recommendations to the Board of Directors with respect to executive compensation. The Compensation Committee consists of three unrelated directors, Mr. David V. Richards, Mr. Jon E. Love and Mr. Michael D. Young. The entire Compensation Committee met once in the fiscal year ended December 31, 2002 and reviewed the Corporation’s policies regarding executive compensation. Individual committee members also reviewed with management the Corporation’s approach to executive compensation. Since incorporation, senior executives have, for the most part, been rewarded exclusively through the issuance of stock options to purchase Common Shares rather than through salaries or cash bonuses. On January 1, 2002, with the advice of an outside consultant, the Corporation implemented a revised and more balanced compensation plan for its senior executives.

     The revised compensation plan focuses around the following goals and objectives:

•	Award officers for long term strategic management and enhancement of shareholder value by providing opportunities for those individuals to have an appropriate ownership interest in the Corporation through the continued use of the Corporation’s stock option plan (the “Stock Option Plan”);

•	Attract and retain superior executives by providing total compensation packages that are competitive in the market place;

•	Ensure a program is in place to recognize superior individual performance through the bonus plan; and

•	Ensure that each officer’s compensation reflects the level of knowledge, expertise, responsibility and effort of such officer, in light of market conditions and overall performance of the Corporation.

Components of Compensation

Boardwalk’s executive compensation program has the following three main components:

•	A base salary;

•	A bonus plan; and

•	The Stock Option Plan.

     All the components of this program form part of the executive’s total compensation package, together with health care benefits. Base salaries reflect an officer’s overall level of responsibility and a review of overall market salary levels. Base salaries account for an estimated 30% of target compensation for senior executives. The Corporation’s bonus compensation, which is estimated to account for an additional 20% of overall compensation, is based on certain internally set financial benchmarks as well as individual performance reviews. The Stock Option Plan is the primary long-term incentive plan of the Corporation and has been designed to align the interests of the Corporation’s executive officers with those of the Corporation’s shareholders.

     At the request of Mr. Sam Kolias, the Chief Executive Officer of the Corporation, and Mr. Van Kolias, a senior vice-president and a director of the Corporation, the total compensation paid for each of them will be based on the same model with the exception that both individuals have continued to elect to forgo the bonus and employee stock option components of the plan and will be compensated solely by the predetermined base salary. Mr. Sam Kolias and Mr. Van Kolias have elected to contribute their salaries to a scholarship program established for the Corporation’s associates.

Employment and Termination Arrangements

     Each of the Corporation’s senior executives is a party to an employment agreement with the Corporation which sets out the terms of their employment as well as the terms on which such employment can be terminated by either party. In the event the Corporation terminated the said employment without cause, the individual is entitled to receive payments equivalent to 2.5 times the reported base salary as well as a reasonable amount of time to select a course of action with respect to all outstanding stock options granted under the existing Stock Option Plan.

     The Compensation Committee will continue to review with management the approach to executive compensation and, if it becomes appropriate, will consider alternative or supplemental compensation arrangements.

     On behalf of the Human Resources and Compensation Committee;

(signed)	“Michael Young”	(signed)	“Jon E Love”

	Michael Young		Jon E Love

REPORT ON DIRECTORS’ COMPENSATION

     In August 2002, Boardwalk’s Board of Directors approved a new directors’ compensation plan (the “Plan”). The highlights of the approved Plan are as follows:

1.	Each independent director on appointment would be compensated with a one time grant of 20,000 options to purchase Common Shares (“Options”) vesting equally over a three-year period with a ten-year term;

2.	Each independent director was to be compensated with an annual retainer of $15,000 ($80,000 — for the Chairman of the Board);

3.	Each independent committee member was to be compensated with an annual retainer of $3,000;

4.	For attendance at directors and committee meetings, each independent director would receive $1,000 per meeting; and

5.	Each independent director that is required to travel for a period in excess of 6 hours to attend directors and / or committee meetings would be entitled to an additional $1,000.

     Under the current program, a review of stock option based compensation would be performed on a regular basis under the same time frame as executive compensation, which is next scheduled for 2005. Under the newly approved Plan, one independent director, Mr. Al Mawani, was granted 20,000 Options under the terms noted above upon joining the Board.

     Prior to the August 2002 approved Plan, the Board was compensated only with Options and nominal meeting fees. Under the former compensation program, a total of 170,000 Options were issued to independent directors during fiscal 2002. These grants were considered compensation for the discharging of past responsibilities as independent Board members.

     Only one other related director, Mr. Kevin Screpnechuk, received Options during the 2002 fiscal year. As partial compensation for his role as an executive of the Corporation, Mr Screpnechuk received a total of 152,051 Options.

     On behalf of the Corporate Governance Committee;

(signed)	“Michael Young”	(signed)	“Ernest Kapitza”

	Michael Young		Ernest Kapitza

EXECUTIVE COMPENSATION

Summary of Executive Compensation

     The following table provides a summary of compensation earned for the last three fiscal years by the President and Chief Executive Officer and the other most highly paid officers of the Corporation who were compensated in excess of $100,000 (collectively the “Named Executive Officers”). No other executive or director of the Corporation received compensation, including salary and bonus, in any year, exceeding $100,000.

			Annual Compensation			Long-Term Compensation

						Awards		Payouts

						Securities	Restricted Shares
					Other Annual	Under Options/	or Restricted	LTIP	All Other
Name and Principal Position	Year		Salary	Bonus	Compensations(1)	SARs Granted	Share Units	Payouts	Compensation

			($)	($)	($)	(#)	($)	($)	($)
Sam Kolias	2002		nil	—	—	—	—	—	—
President and Chief	2001		nil	—	—	—	—	—	—
Executive Officer	2000	(2)	nil	—	—	—	—	—	—
	2000	(3)	nil	—	—	—	—	—	—

Michael Guyette	2002		160,995	—	—	—	—	—	—
Vice President	2001		160,475	—	—	—	—	—	—
	2000	(2)	(4)	—	—	—	—	—	—

Roberto A. Geremia	2002		105,000	—	—	152,051	—	—	—
Senior Vice	2001		—	—	—	—	—	—	—
President	2000	(2)	—	—	—	90,000	—	—	—
	2000	(3)	nil	—	—	—	—	—	—

Kevin Screpnechuk	2002		105,000	—	—	152,051	—	—	—
Senior Vice	2001			—	—	—	—	—	—
President — Rental	2000	(2)	—	—	—	90,000	—	—	—
Operations	2000	(3)	nil	—	—	—	—	—	—

William Chidley	2002		105,000	—	—	152,051	—	—	—
Senior Vice	2001		—	—	—	—	—	—	—
President Corporate	2000	(2)	—	—	—	90,000	—	—	—
Development	2000	(3)	nil	—	—	—	—	—	—

Mike Hough	2002		105,000	—	—	152,051	—	—	—
Senior Vice	2001	(5)	—	—	—	90,000	—	—	—
President

Mark Kornak	2002	(6)	301,050	—	—	—	—	—	—
	2001		—	—	—	—	—	—	—
	2000	(2)	—	—	—	90,000	—	—	—
	2000	(3)	nil	—	—	—	—	—	—

Greg Rowland	2002	(7)	130,399	—	—	—	—	—	—
	2001		88,734	—	—	—	—	—	—
	2000	(8)	44,374	—	—	—	—	—	—

Notes:

(1)	Perquisites and other personal benefits do not exceed the lesser of $50,000 or 10% of the total of the annual salary and bonus for the named executive officers.
(2)	Seven months ended December 31, 2000.
(3)	Twelve months ended May 31, 2000.
(4)	Received consulting fees of $59,999.
(5)	Became an officer in March 2001.

(6)	Ceased to be an officer in June 2002.
(7)	Ceased to be an officer in August 2002.
(8)	Based on a calendar year from January 1, 2000 to December 31, 2000.

Stock Options

     During 1993, the Corporation established, and the shareholders approved, the Stock Option Plan under which Common Shares will be available for purchase by the directors, officers and employees of the Corporation. The Stock Option Plan was subsequently amended in 1996 to comply with the requirements of The Toronto Stock Exchange and the number of Common Shares reserved for issuance pursuant to the Stock Option Plan was adjusted to reflect a stock dividend paid effective December 1, 1997. The Stock Option Plan was further amended in 1999 to increase the maximum number of Common Shares which may be issued thereunder and to increase the maximum term of options from five years to ten years. The latest amendment to the Stock Option Plan was in 2002 to increase the maximum number of Options which may be issued under the plan, to increase the number of Common Shares reserved for issuance under the plan and to insert provisions which address the eventuality of a take-over bid for the Common Shares. During the year ended December 31, 2002, the Corporation issued a total of 930,722 Options under this plan to directors and officers. The Corporation has no plan for any of its employees involving stock appreciation rights.

OPTION/SAR GRANTS DURING THE
MOST RECENTLY COMPLETED
FINANCIAL YEAR

				Market Value of
		% of Total		Securities
	Securities Under	Options/SARs		Underlying
	Options/SARs	Granted to	Exercise or	Options/SARs on
	Granted	Employees in	Base Price	the Date of Grant	Expiration
Name	(#)	Financial Year	($/Security)	($/Security)	Date

Sam Kolias	0	0	0/0	0/0	N/A
Michael Guyette	0	0	0/0	0/0	N/A
Mark Kornak	0	0	0/0	0/0	N/A
Greg Rowland	0	0	0/0	0/0	N/A
Robert Geremia	152,051	16.33	11.88	11.88	Jan. 25, 2009
Kevin Screprechuk	152,051	16.33	11.88	11.88	Jan. 25, 2009
William Chidley	152,051	16.33	11.88	11.88	Jan. 25, 2009
Mike Hough	152,051	16.33	11.88	11.88	Jan. 25, 2009

AGGREGATED OPTION EXERCISES DURING THE MOST RECENTLY COMPLETED
FISCAL YEAR AND FINANCIAL YEAR-END OPTION VALUES

				Value of Unexercised In-
			Unexercised Options at	The-Money Options at
	Securities Acquired	Aggregate	December 31, 2002	December 31, 2002
Name	on Exercise	Value Realized	Exercisable/Unexercisable	Exercisable/Unexercisable

	(#)	($)	(#)	$
Sam Kolias	0	0	0/0	0/0
Michael Guyette	0	0	0/0	0/0
Roberto Geremia	113,000	1,176,800	280,683/101,368	1,221,801/326,403
Kevin Screprechuk	48,000	536,160	290,683/101,368	1,245,801/326,403
William Chidley	0	0	290,683/101,368	1,245,801/326,403
Mike Hough	0	0	140,683/101,368	570,001/326,403
Mark Kornak	58,000	647,860	240,000/0	1,082,600/0
Greg Rowland	50,000	455,500	80,000/0	120,000/0

Retirement Plans

     The Corporation has established a group registered savings plan for its employees whereby the Corporation will match the contributions made by employees up to a maximum of 3% of regular earnings in a calendar year or one-half the contribution limit set for registered retirement savings plans, whichever is less. In addition, Executive Officers, as part of their employment contracts are entitled to a retirement allowance based on their term with the Company. The amount of the allowance can range from 1/2 to one full year of the reported base salary.

Indebtedness of Directors and Executive Officers

     At no time during the most recently completed financial year was there any indebtedness of any director, executive officer or senior officer, or any associate of any such director or executive officer to the Corporation or to any other entity which is, or at any time since the beginning of the most recently completed financial year been, the subject of a guarantee, support agreement, letter of credit or other similar arrangement or understanding provided by the Corporation.

OTHER MATTERS COMING BEFORE THE MEETING

     Management knows of no other matters to come before the Meeting other than those referred to in the Notice of Meeting. Should any other matters properly come before the Meeting, the Common Shares represented by proxy solicited hereby will be voted on such matters in accordance with the best judgment of the person voting such proxy.

CORPORATE GOVERNANCE

     During the year ending December 31, 2001, the Board of Directors established a corporate governance committee (the “Governance Committee”) which undertook a comprehensive review of existing Board policies and current pronouncements on recommended “best practices” for corporate governance. The Corporation recognizes that proper and effective corporate governance is a significant concern and priority for investors and other stakeholders and, accordingly, the Board of Directors has instituted a number of procedures and policies in an effort to improve the overall governance of the Corporation.

     The Corporation’s systems of corporate governance, as well as its key governance policies and practices, are set out in Schedule “E” to this Circular.

     Throughout the year, the positions of Chairman of the Board and Chief Executive Officer were carried out by two different individuals wholly unrelated to each other. Paul J. Hill, an independent director, served as the Chairman of the Board, while Sam Kolias served as Chief Executive Officer of the Corporation. The Corporation has also increased the number of independent directors so that the majority of the Board is now composed of directors who are independent of management of the Corporation. The Corporation also had three committees to assist the Board in effectively carrying out its responsibilities. Each of these committees is composed entirely of independent or unrelated directors, and had the following responsibilities:

Corporate Governance Committee — Terms of Reference

1.	Monitor the appropriateness of the Corporation’s governance systems with regard to external governance standards, “best practices” guidelines and with an emphasis on “ongoing improvements”;

2.	Review the makeup and needs of the Board of Directors and develop criteria for adding new directors to the Board;

3.	Circulate questionnaires to each director to evaluate and assess the effectiveness of the Board, its committees in meeting governance objectives and each individual’s own contribution;

4.	Review and recommend to the Board the form and adequacy of compensation for the directors.

Audit and Risk Management Committee — Terms of Reference

1.	Financial Disclosure Issues — review and approve quarterly and annual financial statements, accounting policies that affect the statements, press releases associated with the financial statements, Management’s Discussion and Analysis, significant issues affecting financial reports; review emerging GAAP developments and pronouncements; communicate and discuss directly with the Corporation’s external auditors the quality of the Corporation’s financial statements and the findings of their audit work; review and approve the Annual Information Form of the Corporation;

2.	Internal Control — consider the effectiveness and integrity of the Corporation’s management information system and internal controls over financial reporting and related information technology, security and control; review and approve fees for audit and non-audit services; review with management, external auditors and legal counsel, if necessary, any material litigation claims or other contingencies, including tax assessments and the adequacy of financial provisions in the Corporation’s financial statements;

3.	Risk Management — identify and oversee the management of the principal financial risks that could impact the operations and financial reporting of the Corporation; review and monitor the processes in place for identifying principal risks and reporting thereon to the

Board; review and report to the Board on significant business and financial matters affecting the Corporation; help senior executives to monitor these risks.

Human Resources and Compensation Committee — Terms of Reference

1.	Review human resources development, organization compensation principles and practices and approve any significant changes to structure or principles and practices;

2.	Review and make recommendations on the performance and compensation of the Chief Executive Officer and other senior executives of the Corporation.

DIRECTORS’ AND OFFICERS’ LIABILITY INSURANCE

     The Corporation provides, at its expense, insurance for the Corporation’s directors and officers as well as directors and officers of the Corporation’s affiliates and subsidiaries. The insurance is for liability incurred by any of them in their capacity as a director or officer of the Corporation. This insurance policy provides coverage of up to $25 million (U.S.) for the directors and officers of the Corporation in aggregate. Each loss or claim is subject to a $100,000 (U.S.) deductible. The by-laws of the Corporation provide indemnification of the directors and officers, subject to certain limitations. The annual premium for the directors’ and officers’ liability policy is $125,000 (U.S.).

DATE: April 10, 2003

CERTIFICATE

     The foregoing contains no untrue statement of a material fact and does not omit to state a material fact that is required to be stated or that is necessary to make a statement not misleading in the light of the circumstances in which it was made.

(signed)	“Sam Kolias” Sam Kolias President and Chief Executive Officer	(signed)	“Roberto A. Geremia” Roberto A. Geremia Senior Vice President, Finance and Chief Financial Officer

SCHEDULE “A”

SPECIAL RESOLUTION OF SHAREHOLDERS APPROVING
AN AMENDMENT TO THE ARTICLES OF THE CORPORATION
TO ALLOW THE CORPORATION TO HOLD
SHAREHOLDER MEETINGS OUTSIDE OF ALBERTA

BE IT RESOLVED, AS A SPECIAL RESOLUTION THAT:

1.	The amendment to the articles of the Corporation under the Business Corporations Act (Alberta) (the “ABCA”) on substantially the terms and conditions set out in the management information circular of the Corporation dated April 10, 2003 (the “Information Circular”) be and the same is hereby authorized and approved.

2.	The articles of amendment of the Corporation shall be in the form attached as Schedule B to the Information Circular, with such amendments, deletions or alterations as may be considered necessary or advisable by any officer of the Corporation in order to ensure compliance with the provisions of the ABCA, as the same may be amended, and the requirements of the Registrar thereunder.

3.	Each of the directors and officers of the Corporation is hereby authorized, empowered and instructed, acting on behalf of the Corporation, to execute or cause to be executed, under the seal of the Corporation or otherwise, and to deliver or to cause to be delivered, all such applications, authorizations, certificates, documents, agreements and instruments, including without limitation, the certificate of amendment and the articles of amendment and any forms prescribed or contemplated by the ABCA, and to do or to cause to be done all such other acts and things as each such director or officer of the Corporation shall determine to be necessary or desirable in order to carry out the intent of the foregoing paragraphs of this resolution and the matters authorized thereby, such determination to be conclusively evidenced by the execution and delivery of such application, authorization, certificate, document, agreement or instrument or the doing of such act or thing.

4.	The directors of the Corporation may, in their sole discretion, elect not to act on or carry out this special resolution and may abandon the application for the amendment to the articles of the Corporation under the ABCA at any time without further approval, ratifications or confirmation by the shareholders.

SCHEDULE “B”

ARTICLES OF AMENDMENT

BUSINESS CORPORATIONS ACT (SECTION 29 or 177)	FORM 4

ALBERTA CONSUMER AND CORPORATE AFFAIRS		ARTICLES OF AMENDMENT

1.	NAME OF CORPORATION:	2.	CORPORATE ACCESS NUMBER:

	BOARDWALK EQUITIES INC.		205720477

3.	THE ARTICLES OF THE ABOVE NAMED CORPORATION ARE AMENDED:

“pursuant to Section 173(1)(n) of the Business Corporations Act (Alberta), the other rules or provisions as set out in the articles of the Corporation be amended by the addition of the following paragraphs:

Notwithstanding subsections 131(1) and (2) of Business Corporations Act (Alberta), meetings of shareholders of the Corporation may be held at any place within the Province of Alberta, or at the following places outside of the Province of Alberta, as the directors may by resolution determine:

a.	Vancouver, British Columbia;
b.	Regina, Saskatchewan;
c.	Saskatoon, Saskatchewan;
d.	Toronto, Ontario;
e.	London, Ontario;
f.	Ottawa, Ontario
g.	Montreal, Quebec; and/or
h.	Quebec City, Quebec.”

DATE May __________, 2003	SIGNATURE __________________________________________ Signature of Director, Authorized Officer or Solicitor __________________________________________ Please Print Name of Signatory	TITLE Vice President, Finance & Chief Financial Officer

SCHEDULE “C”

SECTION 8.04 OF THE CORPORATION’S BY-LAWS

“8.04 Place of Meetings

     Meetings of shareholders shall be held at any place within the Province of Alberta as the directors may by resolution determine or, if all the shareholders entitled to vote at the meetings so agree or if the articles so provide, outside Alberta.”

SCHEDULE “D”

SCHEDULE A TO THE ARTICLES OF AMENDMENT OF THE
CORPORATION DATED MARCH 2, 1999

2.1   Capital

     The Corporation is authorized to issue two classes of shares, namely an unlimited number of Preferred Shares without nominal or par value (herein referred to as the “Preferred Shares”) and an unlimited number of Common Shares (herein referred to as the “Common Shares”).

By an amendment filed August 15, 1994 the Articles of the Corporation were amended to subdivide the Common Shares of the Corporation by changing each one Common Share, whether issued or unissued into two Common Shares.

2.2   Common Shares

     The holders of Common Shares shall be entitled:

(a)	to vote at all meetings of shareholders, except meetings at which only holders of a specified class of shares are entitled to vote, and on every poll taken at every such meeting, or adjourned meeting, every holder of Common Shares shall be entitled to one vote in respect of each Common Share held; and

(b)	subject to the rights of the holders of Preferred Shares, to receive the remaining property of the Corporation upon a dissolution; and

(c)	subject to the rights to dividends of the holders of Preferred Shares, to receive all other dividends declared by the Corporation.

2.3   Preferred Shares

     The Preferred Shares as a class shall carry and be subject to the following rights, privileges, restrictions and conditions:

(a)	Directors’ Rights to Issue in One or More Series

The Preferred Shares may at any time or from time to time be issued in one or more series, each series to consist of such number of shares as may before the issue thereof be determined by the Directors by resolution; the Directors of the Company may (subject as hereinafter provided) by resolution fix, from time to time before the issue thereof, the designation, rights, privileges, restrictions and conditions attaching to the shares of such series including, without limiting the generality of the foregoing (1) the issue price, (2) the rate, amount or method of calculation of dividends and whether the same are subject to change of dividends and whether the same are subject to change or adjustment, (3) whether such dividends shall be cumulative, non-cumulative or partly cumulative, (4) the dates, manner and currencies of payments of dividends and the dates from which dividends shall accrue, (5) the redemption and/or purchase prices and terms and conditions of redemption and/or purchase, with or without provision for sinking or similar funds, (6) conversion and/or exchange and/or reclassification rights, (7) the voting rights if any, and/or (8) other provisions, the whole subject to the following provisions and to the issue of Certificate(s) of Amendment setting forth such designations, rights, privileges, restrictions and conditions attaching to the shares of each series.

(b)	Ranking of Preferred Shares

The Preferred Shares shall be entitled to preference over the Common Shares of the Corporation and over any other shares ranking junior to the Preferred Shares with respect to payment of dividends and distribution of assets in the event of liquidation, dissolution or winding-up of the Corporation, whether voluntary or involuntary, or any other distribution of the assets of the Corporation among its shareholders for the purpose of winding up its affairs and may also be given such other preferences not inconsistent with paragraphs (a) and (b) hereof over the Common Shares of the Corporation and over any other shares ranking junior to the Preferred Shares as may be determined in the case of each series of Preferred Shares authorized to be issued.

(c)	Amendment with Approval of Holders of Preferred Shares

The rights, privileges, restrictions and conditions attaching to the Preferred Shares as a class may be repealed, altered, modified, amended or amplified by Certificate(s) of Amendment, but in each case with the approval of the holders of Preferred Shares (only as a class but not as individual series) given as hereinafter specified.

(d)	Approval of Holders of Preferred Shares

Subject to the provisions of the Alberta Business Corporations Act, any consent or approval given by the holders of Preferred Shares as a class shall be deemed to have been sufficiently given if it shall have been given in writing by the holders of at least sixty-six and two-thirds (66 2/3%) percent of the outstanding Preferred Shares or by a resolution passed at a meeting of holders of Preferred Shares duly called and held upon not less than fifteen days’ notice at which the holders of at least a majority of the outstanding Preferred Shares are present or are represented by proxy and carried by the affirmative vote of not less than sixty-six and two-thirds (66 2/3%) percent of the votes cast at such meetings, in addition to any other consent or approval required by the Alberta Business Corporations Act.

     If at any such meeting the holders of a majority of the outstanding Preferred Shares are not present or represented by proxy within one-half hour after the time appointed for such meeting, then the meeting shall be adjourned to such date not less than fifteen days thereafter and to such time and place as may be designated by the Chairman, and not less than ten days’ written notice shall be given of such adjourned meeting. At such adjourned meeting the holders of the Preferred Shares present or represented by proxy may transact the business for which the meeting was originally convened and a resolution passed thereat by the affirmative vote of not less than sixty-six and two-thirds (66 2/3%) percent of the votes cast at such meeting shall constitute the consent or approval of the holders of Preferred Shares. On every poll taken at every such meeting, every holder of Preferred Shares shall be entitled to one vote in respect of each such share held. Subject to the foregoing, the formalities to be observed in respect of the giving or waiving or notice of any such meeting and the conduct thereof shall be those from time to time prescribed in the By-laws of the Corporation with respect to meetings of shareholders. Any consent or approval given by the holders of Preferred Shares or a series as a class shall be deemed to have been sufficiently given if given in the same manner as provided herein regarding holders of Preferred Shares as a class.

2.4   Preferred Shares, Series I

     5,604,956 Preferred Shares of Boardwalk Equities Inc. (the “Corporation”) are designated as Preferred Shares, Series I with the rights, privileges, restrictions and conditions provided below in addition to the rights, privileges, restrictions and conditions attaching to the Preferred Shares as a class:

Voting

1.	Subject to the provisions of the Business Corporations Act (Alberta), holders of Preferred Shares, Series I of the Corporation shall not be entitled to receive notice of or to attend or vote at any meetings of shareholders of the Corporation.

Dividends

2.	Subject to the preferences accorded to the holders of any other Preferred Shares, the holders of Preferred Shares, Series I shall be entitled to receive such dividends as may be declared thereon by the board of directors (the “Board”) of the Corporation from time to time and provided that the Board shall be entitled to declare and pay dividends on any other class or series of shares, including Common Shares, in priority to the Preferred Shares, Series I.

Liquidation, Dissolution or Winding Up

3.	In the event of the voluntary or involuntary liquidation, dissolution or winding-up of the Corporation, or any other distribution of its assets among its shareholders for the purpose of winding-up its affairs (that event referred to herein as a “Distribution”), the holders of Preferred Shares, Series I shall be entitled to receive $1.00 per share together with an amount equal to all declared or cumulative but unpaid dividends thereon, if any, to the date of the Distribution.

4.	After payment to the holders of Preferred Shares, Series I as aforesaid, those holders shall not have the right to any further participation in the assets of the Corporation.

Redemption

5.	The Corporation may redeem all or any part of the issued and outstanding Preferred Shares, Series I at any time and from time to time after the date of issuance of the Preferred Shares, Series I on payment for each share to be redeemed of $1.00 together with an amount equal to all declared or cumulative but unpaid dividends thereon calculated to but excluding the date fixed for redemption, the total of those amounts being herein referred to as the “Redemption Amount”.

6.	If less than all the Preferred Shares, Series I are at any time to be redeemed, the shares to be redeemed shall be selected on a pro rata basis, disregarding fractions, according to the number of Preferred Shares, Series I held by each of the registered holders thereof or on any other basis determined by the Board and approved by the holders of the Preferred Shares, Series I.

7.	On any redemption of Preferred Shares, Series I, the Corporation shall give in the manner provided in Section 18 at least 15 days prior notice to each person, who, at the date of giving that notice, is the holder of Preferred Shares, Series I to be redeemed, of the intention of the Corporation to redeem those shares. That notice shall set out:

(a)	the date on which the redemption is to take place; and

(b)	the number of Preferred Shares, Series I held by that holder which are to be redeemed, if not all of that holder’s Preferred Shares, Series I are to be redeemed.

On and after the date so specified for redemption the Corporation shall pay or cause to be paid to the holders of the Preferred Shares, Series I to be redeemed, the Redemption Amount (less the amount of any tax or other amounts required to be deducted or withheld by the Corporation) on presentation and surrender at the head office of the Corporation or at any other place or places within Canada designated by that notice, of the certificate or certificates of those Preferred Shares, Series I so called for redemption. That payment shall be made by cheque payable at par at any branch in Canada of the Corporation’s bankers. If a part only of the Preferred Shares, Series I represented by any certificate shall be redeemed, a new certificate for the balance shall be issued at the expense of the Corporation.

8.	Preferred Shares, Series I which are purchased, redeemed or deemed to be redeemed in accordance with the provisions of any Section hereof shall be and be deemed to be cancelled and shall not be reissued.

Retraction

9.	The Preferred Shares, Series I held by each holder will be redeemable in whole or in part at any time and from time to time after the date of issuance at the option of the holder at a price for each share to be redeemed of $1.00 together with an amount equal to all declared or cumulative but unpaid dividends thereon.

10.	Any Preferred Shares, Series I holder who wishes to have all or part of his Preferred Shares, Series I redeemed shall present and surrender the certificate or certificates representing the Preferred Shares, Series I to be redeemed at the principal office of the Corporation, together with instructions, signed by such holder or by his duly authorized attorney or agent, as to the number of Preferred Shares, Series I represented by such certificate or certificates which are to be redeemed. If less than all of the Preferred Shares, Series I represented by any certificate are to be redeemed, a new certificate representing the balance of such shares shall be issued to the holder thereof at the expense of the Corporation upon the presentation and surrender of the first mentioned certificate.

11.	Payment in respect of Preferred Shares, Series I being redeemed pursuant to Section 10 shall be made by cheque payable to the holders thereof in lawful money of Canada at par at any branch in Canada of the Corporation’s bankers for the time being. Such cheques shall be made available within five (5) business days of receipt of the certificates pursuant to Section 10 to be picked up by Preferred Shares, Series I holders who have elected to have shares redeemed, at the place where the certificate or certificates representing such shares were surrendered if such holder has indicated in the said instructions that he wishes to pick up such cheque. Otherwise, the Corporation shall mail by prepaid first class mail such cheques to the Preferred Shares, Series I holder whose Preferred Shares, Series I are being redeemed at their last addresses as shown on the books of the Corporation. Immediately upon such payment, the Preferred Shares, Series I to be redeemed pursuant to this Section 11 shall be deemed to be cancelled and shall not be reissued.

Purchase for Cancellation

12.	The Corporation may at any time or times offer to purchase for cancellation the whole or any part of the outstanding Preferred Shares, Series I:

(a)	by invitation for tenders addressed to all holders of record of the outstanding Preferred Shares, Series I; or

(b)	otherwise at a price not exceeding $1.00 per share plus all declared but unpaid dividends thereon and the costs of purchase.

13.	In the event that, on any request for tenders, the Corporation shall receive two or more tenders of Preferred Shares, Series I at the same price and which shares, when added to any shares tendered at a lower price or prices, aggregate more than the amount for which the Corporation is prepared to accept tenders, if any of the Preferred Shares, Series I so tendered at the same price are purchased by the Corporation, they shall be purchased pro rata from those holders tendering at the same price, disregarding fractions.

No Pre-emptive Right

14.	Holders of Preferred Shares, Series I shall not be entitled as of right to subscribe for or purchase or receive any shares, bonds, debentures or other securities of the Corporation now or hereafter authorized.

No Restrictions

15.	Holders of Preferred Shares, Series I shall have no right to restrict the issuance by the Corporation of any other shares whether preferred or common, or any other series of preferred shares regardless of the rights and privileges attached to such shares.

Amendments

16.	The rights, privileges, restrictions and conditions attached to the Preferred Shares, Series I may be amended, modified, suspended, altered or repealed but only if consented to or approved by the holders of the Preferred Shares, Series I in the manner hereinafter specified and in accordance with any requirements of the Act, or any statute of Alberta enacted in substitution therefor or in addition thereto applicable to the Corporation, and any amendments thereto from time to time.

Approval by Holders of Preferred Shares, Series I

17.	For the purposes set forth herein, any consent or approval given by the holders of Preferred Shares, Series I shall be deemed to have been sufficiently given if it shall have been given in writing by all the holders of the outstanding Preferred Shares, Series I, or by all persons otherwise entitled to vote at a meeting of the holders of the Preferred Shares, Series I or by a resolution passed at a meeting of holders of Preferred Shares, Series I duly called and held on not less than 21 days notice to the holders at which the holders of at least 5% of the outstanding Preferred Shares, Series I are present or are represented by proxy and carried by the affirmative vote of not less than 50% of the votes cast at that meeting. If at any such meeting the holders of a majority of the outstanding Preferred Shares, Series I are not present or represented by proxy within one-half hour after the time appointed for that meeting then the meeting shall be adjourned to a date not less than 21 days thereafter and to such time and place as may be designated by the chairman, and not less than 10 days written notice shall be given of that adjourned meeting. At such adjourned meeting the holders of Preferred Shares, Series I present or represented by proxy may transact the business for which the meeting was originally convened and a resolution passed thereat by the affirmative vote of not less than 50% of Preferred Shares, Series I. On every poll taken at every meeting every holder of Preferred Shares, Series I shall be entitled to one vote in respect of each

Preferred Share, Series I held. Subject to the foregoing, the formalities to be observed in respect of the giving or waiving of notice of any such meeting and the conduct thereof shall be those from time to time prescribed in the By-Laws of the Corporation.

Notices

18.	Any notice required to be given under the provisions attaching to the Preferred Shares, Series I to the holders thereof shall be given by posting the same in a postage paid envelope addressed to each holder at the last address of such holder as it appears on the books of the Corporation or, in the event of the address of any such holder not so appearing, then to the address of that holder last known to the Corporation; provided that accidental failure or omission to give any notice as aforesaid to one or more of those holders shall not invalidate any action or proceeding founded thereon.

Right of Set-Off

19.	In the event of retraction or redemption of the Preferred Shares, Series I as contemplated herein, the Corporation shall be entitled to set-off any amounts owing to the Preferred Shares, Series I holder against any amounts owing by such holder to the Corporation whether demand for such amount has been made or not. Upon making such a set-off the Corporation shall provide a reconciliation of amounts set-off and return to such Preferred Shares, Series I holder any evidences of indebtedness satisfied by such set-off.

Definitions

20.	Unless otherwise defined herein, capitalized terms have the same meanings herein as in the Schedule A to the Articles of Incorporation of the Corporation, as amended.

21.	In addition to the foregoing “declared or cumulative but unpaid dividends” means an amount computed at the rate of dividend attaching to the Preferred Shares, Series I as though dividends on those shares had been accruing on a day to day basis from the date of issue to the date to which the computation of accrued dividends is to be made, after deducting all dividend payments made on those shares.

2.5	Preferred Shares, Series II

     3,399,810 Preferred Shares of Boardwalk Equities Inc. (the “Corporation”) are designated as Preferred Shares, Series II with the rights, privileges, restrictions and conditions provided below in addition to the rights, privileges, restrictions and conditions attaching to the Preferred Shares as a class:

Voting

1.	Subject to the provisions of the Business Corporations Act (Alberta), holders of Preferred Shares, Series II of the Corporation shall not be entitled to receive notice of or to attend or vote at any meetings of shareholders of the Corporation.

Dividends

2.	Subject to the preferences accorded to the holders of any other Preferred Shares, the holders of Preferred Shares, Series II shall be entitled to receive such dividends as may be declared thereon by the board of directors (the “Board”) of the Corporation from time to time and provided that the Board shall be entitled to declare and pay dividends on any other class or series of shares, including Common Shares or other series of Preferred Shares, in priority to the Preferred Shares, Series II.

Liquidation, Dissolution or Winding Up

3.	In the event of the voluntary or involuntary liquidation, dissolution or winding-up of the Corporation, or any other distribution of its assets among its shareholders for the purpose of winding-up its affairs (that event referred to herein as a “Distribution”), the holders of Preferred Shares, Series II shall be entitled to receive $1.00 per share together with an amount equal to all declared or cumulative but unpaid dividends thereon, if any, to the date of the Distribution.

4.	After payment to the holders of Preferred Shares, Series II as aforesaid, those holders shall not have the right to any further participation in the assets of the Corporation.

Redemption

5.	The Corporation may redeem all or any part of the issued and outstanding Preferred Shares, Series II at any time and from time to time after the date of issuance of the Preferred Shares, Series II on payment for each share to be redeemed of $1.00 together with an amount equal to all declared or cumulative but unpaid dividends thereon calculated to but excluding the date fixed for redemption, the total of those amounts being herein referred to as the “Redemption Amount”.

6.	If less than all the Preferred Shares, Series II are at any time to be redeemed, the shares to be redeemed shall be selected on a pro rata basis, disregarding fractions, according to the number of Preferred Shares, Series II held by each of the registered holders thereof or on any other basis determined by the Board and approved by the holders of the Preferred Shares, Series II.

7.	On any redemption of Preferred Shares, Series II, the Corporation shall give in the manner provided in Section 18 at least 15 days prior notice to each person, who, at the date of giving that notice, is the holder of Preferred Shares, Series II to be redeemed, of the intention of the Corporation to redeem those shares. That notice shall set out:

(a)	the date on which the redemption is to take place; and

(b)	the number of Preferred Shares, Series II held by that holder which are to be redeemed, if not all of that holder’s Preferred Shares, Series II are to be redeemed.

On and after the date so specified for redemption the Corporation shall pay or cause to be paid to the holders of the Preferred Shares, Series II to be redeemed, the Redemption Amount (less the amount of any tax or other amounts required to be deducted or withheld by the Corporation) on presentation and surrender at the head office of the Corporation or at any other place or places within Canada designated by that notice, of the certificate or certificates of those Preferred Shares, Series II so called for redemption. That payment shall be made by cheque payable at par at any branch in Canada of the Corporation’s bankers. If a part only of the Preferred Shares, Series II represented by any certificate shall be redeemed, a new certificate for the balance shall be issued at the expense of the Corporation.

8.	Preferred Shares, Series II which are purchased, redeemed or deemed to be redeemed in accordance with the provisions of any Section hereof shall be and be deemed to be cancelled and shall not be reissued.

Retraction

9.	The Preferred Shares, Series II held by each holder will be redeemable in whole or in part at any time and from time to time after the date of issuance at the option of the holder at a price for each share to be redeemed of $1.00 together with an amount equal to all declared or cumulative but unpaid dividends thereon.

10.	Any Preferred Shares, Series II holder who wishes to have all or part of his Preferred Shares, Series II redeemed shall present and surrender the certificate or certificates representing the Preferred Shares, Series II to be redeemed at the principal office of the Corporation, together with instructions, signed by such holder or by his duly authorized attorney or agent, as to the number of Preferred Shares, Series II represented by such certificate or certificates which are to be redeemed. If less than all of the Preferred Shares, Series II represented by any certificate are to be redeemed, a new certificate representing the balance of such shares shall be issued to the holder thereof at the expense of the Corporation upon the presentation and surrender of the first mentioned certificate.

11.	Payment in respect of Preferred Shares, Series II being redeemed pursuant to Section 10 shall be made by cheque payable to the holders thereof in lawful money of Canada at par at any branch in Canada of the Corporation’s bankers for the time being. Such cheques shall be made available within five (5) business days of receipt of the certificates pursuant to Section 10 to be picked up by Preferred Shares, Series II holders who have elected to have shares redeemed, at the place where the certificate or certificates representing such shares were surrendered if such holder has indicated in the said instructions that he wishes to pick up such cheque. Otherwise, the Corporation shall mail by prepaid first class mail such cheques to the Preferred Shares, Series II holder whose Preferred Shares, Series II are being redeemed at their last addresses as shown on the books of the Corporation. Immediately upon such payment, the Preferred Shares, Series II to be redeemed pursuant to this Section 11 shall be deemed to be cancelled and shall not be reissued.

Purchase for Cancellation

12.	The Corporation may at any time or times offer to purchase for cancellation the whole or any part of the outstanding Preferred Shares, Series II:

(a)	by invitation for tenders addressed to all holders of record of the outstanding Preferred Shares, Series II; or

(b)	otherwise at a price not exceeding $1.00 per share plus all declared but unpaid dividends thereon and the costs of purchase.

13.	In the event that, on any request for tenders, the Corporation shall receive two or more tenders of Preferred Shares, Series II at the same price and which shares, when added to any shares tendered at a lower price or prices, aggregate more than the amount for which the Corporation is prepared to accept tenders, if any of the Preferred Shares, Series II so tendered at the same price are purchased by the Corporation, they shall be purchased pro rata from those holders tendering at the same price, disregarding fractions.

No Pre-emptive Right

14.	Holders of Preferred Shares, Series II shall not be entitled as of right to subscribe for or purchase or receive any shares, bonds, debentures or other securities of the Corporation now or hereafter authorized.

No Restrictions

15.	Holders of Preferred Shares, Series II shall have no right to restrict the issuance by the Corporation of any other shares whether preferred or common, or any other series of preferred shares regardless of the rights and privileges attached to such shares.

Amendments

16.	The rights, privileges, restrictions and conditions attached to the Preferred Shares, Series II may be amended, modified, suspended, altered or repealed but only if consented to or approved by the holders of the Preferred Shares, Series II in the manner hereinafter specified and in accordance with any requirements of the Act, or any statute of Alberta enacted in substitution therefor or in addition thereto applicable to the Corporation, and any amendments thereto from time to time.

Approval by Holders of Preferred Shares, Series II

17.	For the purposes set forth herein, any consent or approval given by the holders of Preferred Shares, Series II shall be deemed to have been sufficiently given if it shall have been given in writing by all the holders of the outstanding Preferred Shares, Series II, or by all persons otherwise entitled to vote at a meeting of the holders of the Preferred Shares, Series II or by a resolution passed at a meeting of holders of Preferred Shares, Series II duly called and held on not less than 21 days notice to the holders at which the holders of at least 5% of the outstanding Preferred Shares, Series II are present or are represented by proxy and carried by the affirmative vote of not less than 50% of the votes cast at that meeting. If at any such meeting the holders of a majority of the outstanding Preferred Shares, Series II are not present or represented by proxy within one-half hour after the time appointed for that meeting then the meeting shall be adjourned to a date not less than 21 days thereafter and to such time and place as may be designated by the chairman, and not less than 10 days written notice shall be given of that adjourned meeting. At such adjourned meeting the holders of Preferred Shares, Series II present or represented by proxy may transact the business for which the meeting was originally convened and a resolution passed thereat by the affirmative vote of not less than 50% of Preferred Shares, Series II. On every poll taken at every meeting every holder of Preferred Shares, Series II shall be entitled to one vote in respect of each Preferred Share, Series II held.

Subject to the foregoing, the formalities to be observed in respect of the giving or waiving of notice of any such meeting and the conduct thereof shall be those from time to time prescribed in the By-Laws of the Corporation.

Notices

18.	Any notice required to be given under the provisions attaching to the Preferred Shares, Series II to the holders thereof shall be given by posting the same in a postage paid envelope addressed to each holder at the last address of such holder as it appears on the books of the Corporation or, in the event of the address of any such holder not so appearing, then to the address of that holder last known to the Corporation; provided that accidental failure or omission to give any notice as aforesaid to one or more of those holders shall not invalidate any action or proceeding founded thereon.

Right of Set-Off

19.	In the event of retraction or redemption of the Preferred Shares, Series II as contemplated herein, the Corporation shall be entitled to set-off any amounts owing to the Preferred Shares, Series II holder against any amounts owing by such holder to the Corporation whether demand for such amount has been made or not. Upon making such a set-off the Corporation shall provide a reconciliation of amounts set-off and return to such Preferred Shares, Series II holder any evidences of indebtedness satisfied by such set-off.

Definitions

20.	Unless otherwise defined herein, capitalized terms have the same meanings herein as in the Schedule A to the Articles of Incorporation of the Corporation, as amended.

21.	In addition to the foregoing “declared or cumulative but unpaid dividends” means an amount computed at the rate of dividend attaching to the Preferred Shares, Series II as though dividends on those shares had been accruing on a day to day basis from the date of issue to the date to which the computation of accrued dividends is to be made, after deducting all dividend payments made on those shares.

SCHEDULE “E”

STATEMENT OF CORPORATE GOVERNANCE PRACTICES

Does the
TSX guidelines for improved	Corporation
corporate governance	align?	Governance procedures at Boardwalk Equities Inc. (the “Corporation”)

1.	The board should explicitly assume responsibility for stewardship of the Corporation

✓

The Board of Directors supervises the management of the Corporation’s business and affairs with the goal of enhancing long-term shareholder and stakeholder value. It makes major policy decisions, delegates to management the authority and responsibility for day-to-day affairs and reviews management’s performance and effectiveness. The Board has established three committees, each composed of independent directors, and has provided a charter for each committee. The committees are:

1.	Audit & Risk Management Committee;

2.	Human Resources and Compensation Committee; and

3.	Corporate Governance Committee.

0.	and specifically for:

(i)ii	adoption of a strategic planning process and approval of a strategic plan which takes into account, among other things, the opportunities and risks of the business;

✓

The Board approves the Corporation’s strategic plan, which takes into account, among other things, the opportunities and risks of the business. It devotes at least one day-long meeting each year to strategic planning. The Board frequently reviews and discusses the Corporation’s strategies and their implementation at board meetings.

(ii)i	identification of the principal risks of the Corporation’s business and ensuring implementation of appropriate systems to manage those risks;

✓

The Board, in conjunction with its Audit and Risk Management Committee, identifies the principal risks of the Corporation’s business and ensures that those risks are effectively managed. Among other things, it reviews risk management policies and processes, including policies and processes concerning credit risk, market risk, liquidity risk and operational risk.

The Audit and Risk Management Committee reviews the internal controls and risk management policies and processes related to management of capital and liquidity and reports to the Board thereon.

(iii)	succession planning, including appointing, training and monitoring senior management;

✓

The Corporation does not currently have a formal system of succession planning nor has such a system been developed. The Human Resources and Compensation Committee, composed entirely of independent directors, periodically reviews the performance of the Chief Executive Officer and other senior executives of the Corporation.

Does the
TSX guidelines for improved	Corporation
corporate governance	align?	Governance procedures at Boardwalk Equities Inc. (the “Corporation”)

(iv)	communications policy;

✓

The Board, in conjunction with its Audit and Risk Management Committee, reviews and approves the contents of major disclosure documents of the Corporation, including its Annual Report, the Annual Information Form, Management’s Discussion and Analysis and this Circular. Through its Corporate Governance Committee, the Board reviews policies and programs related to the image of the Corporation and ensures that appropriate processes are in place for communicating with customers, employees, shareholders, the investment community and the public. The Board reviews how the Corporation communicates and interacts with analysts and the public to avoid selective disclosure.

In this regard:

•	procedures are in place to provide timely information to investors and potential investors and to respond to investor inquiries and concerns;

•	procedures are in place to maintain communications with the investing public in accordance with the Corporation’s policies and procedures and legal disclosure requirements;

•	procedures are in place to ensure that every shareholder inquiry receives a prompt response from an appropriate officer;

•	the Chief Executive Officer (“CEO”), the Chief Financial Officer (“CFO”) and other senior executives meet periodically with financial analysts and institutional investors;

•	investor relations staff are also available to shareholders by telephone and fax and the Corporation maintains information relevant to investors on its Web site at www.bwalk.com; and

•	quarterly earnings conference calls are broadcast live over the Internet and are accessible on a live and recorded basis via telephone. Presentations at investor conferences are promptly made available on the Internet or via telephone.

(v)	integrity of internal control and management information systems.

✓

The Board’s Audit and Risk Management Committee requires management to implement and maintain appropriate systems of internal control, and meets with management and the Corporation’s external auditors to assess the adequacy and effectiveness of these systems of internal control. See also item 13 below.

As required by the Sarbanes-Oxley Act (“SOX”), the CEO and CFO have provided certificates relating to the contents of the annual statutory reports and have evaluated and reported on the effectiveness of the Corporation’s internal controls and procedures.

Does the
TSX guidelines for improved	Corporation
corporate governance	align?	Governance procedures at Boardwalk Equities Inc. (the “Corporation”)

2.	A majority of directors should be “unrelated” (independent of management and free from any business or other relationship which could, or could reasonably be perceived to, materially interfere with the director’s ability to act with a view to the best interests of the Corporation and its shareholders.

✓

Currently, 3 of the 9 persons proposed for election to the Board in this Circular are “related” to the Corporation as determined pursuant to the TSX guidelines:

•	as President & CEO of the Corporation, Mr. Sam Kolias is a “related” director;

•	as Senior Vice President, Quality Control and Assistant Corporate Secretary of the Corporation, Mr. Van Kolias is a “related” director; and

•	as Senior Vice President, Rental Operations of the Corporation, Mr. Kevin Screpnechuk is a “related” director.

0.	Under the New York Stock Exchange proposals on corporate governance (the “NYSE Proposals”), there is also a requirement for a majority of “independent” directors.

See item 3 immediately below.

3.	The board has responsibility for applying the definition of “unrelated director” to each individual director and for disclosing annually the analysis of the application of the principles supporting this definition and whether the board has a majority of unrelated directors.

✓

In applying the principles underlying the definition of “unrelated” under the TSX guidelines, the Board of Directors has determined that 3 of the 9 persons proposed for election to the Board in this Circular are “related” to the Corporation.

See item 2, above.

0.	Under the NYSE Proposals, certain relationships serve as bars to independence. In addition, no director qualifies as “independent” unless the Board of Directors affirmatively determines that the director has no material relationship with the listed company (either directly or as a partner, shareholder or

The Board has affirmatively assessed and determined that six of the 9 persons proposed for election to the Board in this Circular qualify as “independent” in accordance with the “affiliated” and “related” standards.

See item 2 above.

Does the
TSX guidelines for improved	Corporation
corporate governance	align?	Governance procedures at Boardwalk Equities Inc. (the “Corporation”)

0.	officer of an organization that has a relationship with the company). Disclosure must be made of the basis for each determination.

4.	The board should appoint a committee of directors composed exclusively of outside directors, a majority of whom are unrelated directors, with responsibility for proposing new nominees to the board and for assessing directors on an ongoing basis.

✓

The Corporate Governance Committee identifies, evaluates and recommends nominees for the Board of Directors, in consultation with the Chairman of the Board and the President & CEO of the Corporation. The Committee determines what competencies, skills and personal qualities it should seek in new board members to add value to the Corporation. In certain circumstances, the committee may retain outside consultants to conduct searches for appropriate nominees.

The Corporate Governance Committee is composed of two independent and unrelated directors of the Corporation.

0.	The NYSE Proposals will require a nominating committee to be composed solely of “independent” directors.

The functions of a nominating committee are performed by the Corporation’s Corporate Governance Committee. The Committee is composed solely of “independent” directors.

5.	The board should implement a process, to be carried out by an appropriate committee, for assessing the effectiveness of the Board, its committees and the contribution of individual directors.

✓

The Board, through its Corporate Governance Committee, annually circulates questionnaires to each member of the Board which allows them to assess Board effectiveness, committee effectiveness and their own contribution to the Board. Each individual director’s questionnaire is forwarded to the Chair for individual review and goal setting with the Chairman.

6.	The Corporation should provide an orientation and education program for new directors.

✓

Each new member of the Board of Directors is asked to review Board and Committee minutes for the prior twelve-month period, together with the Corporation’s press releases, the Annual Report and the Annual Information Form. New directors also meet with senior management for an orientation session, which includes a site tour, a review of head office operations and discussions with senior management regarding the Corporation.

7.	The board should examine its size and undertake, where appropriate, a program to establish a board size which facilitates effective decision-making.

✓

The Board of Directors feels the current board size has been adequate to provide the appropriate level of skill and advice to guide the Corporation. As the Corporation grows and matures, the addition of new directors will be considered.

Does the
TSX guidelines for improved	Corporation
corporate governance	align?	Governance procedures at Boardwalk Equities Inc. (the “Corporation”)

In this Circular, 9 nominees are proposed for election as directors at the Annual and Special Meeting of holders of Common Shares to be held May 13, 2003.

8.0	The Board of Directors should review the adequacy and form of compensation of directors in light of the risks and responsibilities involved in being a director.

✓

The Corporate Governance Committee periodically reviews the amount and the form of compensation to directors. In making recommendations to the Board for appropriate adjustments, the Committee considers the time commitment, risks and responsibilities of directors, as well as comparative data derived from a survey of board compensation at other companies. In recommending the form of directors’ compensation, the Committee seeks to align the interests of directors and shareholders. This is accomplished through both internal and external review of Director Compensation.

9.0	Subject to Guideline 13, committees of the board should generally be composed of outside directors, a majority of whom are unrelated.

✓

Each committee of the Board of Directors is composed solely of outside and “unrelated” directors.

00.	The NYSE Proposals will require that the audit, compensation, and nominating committees be composed solely of “independent” directors.

The Corporate Governance Committee acts as the nominating committee of the Board. The compensation committee forms part of the Board’s Human Resources and Compensation Committee. The audit committee is known as the “Audit and Risk Management Committee”. For the year prior to and following this Annual and Special Meeting of Shareholders, all members of the Audit and Risk Management Committee, the Corporate Governance Committee and the Human Resources and Compensation Committee have been and will be “unrelated” under applicable Canadian standards and “independent” under applicable U.S. standards.

10.	The board should assume responsibility for, or assign to a committee of directors responsibility for, developing the approach to corporate governance issues.

✓

The Board has established a charter for the Corporate Governance Committee. The Committee advises and assists the Board in applying governance principles and practices, and tracks developments in corporate governance, adapting “best practices” to the needs and circumstances of the Corporation. It also recommends suitable candidates for election to the Board.

00.	This committee would, among other things, be responsible for the response to the TSX guidelines.

✓

The Corporate Governance Committee and the Board of Directors have reviewed the Corporation’s response to the TSX guidelines.

Does the
TSX guidelines for improved	Corporation
corporate governance	align?	Governance procedures at Boardwalk Equities Inc. (the “Corporation”)

11.	The Board of Directors, together with the CEO, should develop position descriptions for the Board and for the CEO, including the definition of the limits to management’s responsibilities.

The Board of Directors has approved a position description for the Chairman and a charter of expectations for the Board. This charter delineates areas of responsibility between the Board and management.

00.	The board should approve or develop the corporate objectives which the CEO is responsible for meeting and assess the CEO against these objectives.

✓

The Board approves the corporate objectives which the CEO is responsible for meeting and assesses the CEO against these objectives.

12.	The board should implement structures and procedures to ensure that it can function independently of management. An appropriate structure would be to (i) appoint a chair of the board who is not a member of management with responsibility to ensure that the board discharges its responsibilities, or (ii) assign this responsibility to an outside director, sometimes referred to as the “lead director”.

✓

The Chairman of the Board is not a member of management.

00.	The chair or lead director should ensure that the board carries out its responsibilities effectively which will involve the board meeting on a regular basis without management present and may involve assigning responsibility for administering the board’s relationship to management to a committee of the board.

✓

Independent Directors meet periodically, without the attendance of management of the Corporation, to discuss the affairs of the Corporation. The Board of Directors has not set up a specific committee to address the Board’s relationship with management, but the Directors of the Corporation often discuss their relationship with management at their regularly scheduled quarterly meetings.

Does the
TSX guidelines for improved	Corporation
corporate governance	align?	Governance procedures at Boardwalk Equities Inc. (the “Corporation”)

13.	The Audit Committee should be composed entirely of unrelated directors.

✓

The Audit and Risk Management Committee is composed entirely of unrelated directors.

00.	All of the members of the Audit Committee should be financially literate and at least one member should have accounting or related financial expertise.

✓

All members of the Audit and Risk Management Committee are financially literate and two members of the committee have accounting or related financial expertise including the Audit and Risk Committee Chairman.

00.	The board shall determine the definition of and criteria for “financial literacy” and “accounting or related financial expertise”.

✓

In considering criteria for determinations of financial literacy, the Board looks at the ability to read and understand a balance sheet, an income statement and a cash flow statement of a real estate company.

The Board will be reconsidering the definition of “accounting or related financial expertise” in light of the proposed SEC rule recently published in response to SOX, which will require each issuer to disclose the number and names of “financial experts” serving on the issuer’s audit committee and confirm that they are independent of management

00.	The board should adopt a charter for the Audit Committee which sets out roles and responsibilities of the Audit Committee which should be specifically defined so as to provide appropriate guidance to Audit Committee members as to their duties.

✓

The Audit and Risk Management Committee charter provides that the committee assist the Board in its oversight of the integrity of the Corporation’s financial statements, the external auditors’ qualifications and independence, the performance of the Corporation’s external auditors, the adequacy and effectiveness of internal controls and compliance with legal and regulatory matters.

Subject to the powers of the shareholders under the Business Corporation Act (Alberta) to appoint and revoke the appointment of the external auditors, the Audit and Risk Management Committee has the authority and responsibility to recommend the appointment and revocation of appointment of the external auditors and to fix their remuneration.

The Audit and Risk Management Committee is directly responsible for the oversight of the work of the external auditors, including

Does the
TSX guidelines for improved	Corporation
corporate governance	align?	Governance procedures at Boardwalk Equities Inc. (the “Corporation”)

resolution of disagreements between management and the external auditors regarding financial reporting.

The Audit and Risk Management Committee has the sole authority to approve all audit engagement fees and terms as well as the provision of any legally permissible non-audit services provided by the external auditors of the Corporation.

The Audit and Risk Management Committee is responsible for reviewing the independence and objectivity of the external auditors, including reviewing relationships between the external auditors and the Corporation which may impact on their independence and objectivity.

The Audit and Risk Management Committee is also charged with reviewing with the external auditors any audit problems or difficulties and management’s response to such issues.

The Committee mandate (charter) also includes the establishment of procedures for the receipt and treatment of complaints to the Corporation concerning accounting or auditing matters and procedures for the confidential submission by employees of concerns regarding accounting or auditing.

Among other things, the Audit and Risk Management Committee reviews:

•	the Corporation’s annual and quarterly financial statements, Annual Information Form and Management’s Discussion and Analysis;

•	investments and transactions that could adversely affect the well- being of the Corporation; and

•	prospectuses relating to the issuance of securities by the Corporation.

00.	The Audit Committee should have direct communication channels with the internal and the external auditors to discuss and review specific issues as appropriate.

✓

The Audit and Risk Management Committee, at least quarterly, meet separately with the external auditors and senior management to discuss and review specific issues as appropriate.

Given the size and nature of its operations, the Corporation currently does not have an internal audit function.

Does the
TSX guidelines for improved	Corporation
corporate governance	align?	Governance procedures at Boardwalk Equities Inc. (the “Corporation”)

00.	The Audit Committee duties should include oversight responsibility for management reporting on internal control. While it is management’s responsibility to design and implement an effective system of internal control, it is the responsibility of the Audit Committee to ensure that management has done so.

✓

The Audit and Risk Management Committee, which has oversight responsibility for management reporting on internal controls, requires that management implement and maintain appropriate internal control procedures. The committee meets with management to assess the adequacy and effectiveness of these systems of internal control.

00.	The NYSE Proposals contain a higher independence standard for members of the Audit Committee, disallowing any compensation to such members other than directors’ fees received from the company.

✓

None of the members of the Audit and Risk Management Committee receives, directly or indirectly, any compensation from the Corporation other than directors’ fees and annual stock option grants in accordance with the Corporation’s compensation plan for the Board.

14.	The board should implement a system to enable an individual director to engage an outside advisor, at the Corporation’s expense in appropriate circumstances. The engagement of the outside advisor should be subject to the approval of the board or an appropriate committee of the board.

✓

Individual directors may, with the approval of the Chairman of the Board or from the entire Board, engage outside advisors at the expense of the Corporation.

BOARDWALK EQUITIES INC.

NOTICE OF THE ANNUAL AND SPECIAL MEETING
OF THE SHAREHOLDERS
TO BE HELD ON MAY 13, 2003

TO THE SHAREHOLDERS:

     NOTICE IS HEREBY GIVEN that the Annual and Special Meeting (the “Meeting”) of the holders of Common Shares (the “Shareholders”) in the capital of Boardwalk Equities Inc. (the “Corporation” or the “Company”) will be held at the Calgary Petroleum Club, 319 – 5th Avenue, S.W., Calgary, Alberta, on May 13, 2003, at the hour of 3:00 p.m. (Calgary time) for the following purposes:

1.	To receive the Consolidated Financial Statements of the Corporation for the year ended December 31, 2002, together with the Auditors’ Report thereon;

2.	To elect directors for the ensuing year;

3.	To appoint the auditors for the ensuing year;

4.	To consider and, if thought fit, to pass, with or without variation, a special resolution approving an amendment to the Corporation’s articles to allow the Corporation to hold Shareholder meetings at specified locations outside of the Province of Alberta, pursuant to s.131(4) of the Business Corporations Act (Alberta); and

5.	To transact such other business, if any, as may properly come before the Meeting or any adjournment or adjournments thereof.

     The specific details of the matters proposed to be put before the Meeting are included in the Management Information Circular dated as of April 10, 2003, (the “Circular”) which accompanies this Notice.

     Each person who is a holder of Common Shares of record at the close of business on April 9, 2003 is entitled to notice of, and to attend and vote at the Meeting, provided that, to the extent such a shareholder transfers the ownership of any of his shares subsequent to that date and the transferee of those shares establishes that he owns such shares and demands, not later than 10 days before the Meeting, that his name be included in the list of shareholders entitled to vote at the Meeting, such transferee is entitled to vote such shares at the Meeting.

     Shareholders of the Corporation who are unable to attend the Meeting in person are requested to date and sign the enclosed form of proxy and to mail it to or deposit it at Computershare Trust Company of Canada at Suite 600, 530 – 8th Avenue S.W., Calgary, Alberta, T2P 3S8. In order to be valid and acted upon at the Meeting, instruments of proxy must be returned to the aforesaid address not less than forty-eight (48) hours, excluding Saturdays, Sundays and holidays, preceding the time appointed for the Meeting or any adjournment thereof.

     DATED this 10th day of April, 2003, at Calgary, Alberta.

BY ORDER OF THE BOARD OF DIRECTORS

(Signed)	“Stuart M. Olley”

Stuart M. Olley Secretary

BOARDWALK EQUITIES INC.

PROXY

Solicited by management to be used at the Annual and Special Meeting of the Shareholders to be held on May 13, 2003.

     The undersigned shareholder of Boardwalk Equities Inc. (the “Corporation” or the “Company”), hereby appoints Sam Kolias, President, Chief Executive Officer and a director of the Corporation, or, failing him, Roberto Geremia, Senior Vice President, Finance and Chief Financial Officer of the Corporation, or instead of either of the foregoing, __________________________________________, as proxy, with the power of substitution, to attend, act and vote all common shares in the capital of the Corporation registered in the name of the undersigned for and on behalf of the undersigned at the Annual and Special Meeting (the “Meeting”) to be held at the Calgary Petroleum Club, 319 – 5th Avenue, S.W., Calgary, Alberta, on May 13, 2003, at 3:00 p.m. (Calgary time) and at any adjournment or adjournments thereof, and at any poll or polls which may take place in consequence thereof, with the same powers that the undersigned would have if the undersigned were present at the Meeting or any adjournments thereof, and without limiting the foregoing, the said proxy is hereby instructed to vote at the said Meeting as specified below:

1.	☐ FOR or ☐ WITHHOLD FROM VOTING, or if no choice is specified FOR the election of the nominees specified in the Management Information Circular as directors for the ensuing year.

2.	☐ FOR or ☐ WITHHOLD FROM VOTING, or if no choice is specified FOR the appointment of Deloitte & Touche as the auditors of the Corporation for the ensuing year at a remuneration to be fixed by the directors.

3.	☐ FOR or ☐ AGAINST, or if no choice is specified, FOR the adoption of a special resolution to amend the articles of the Corporation to allow the Corporation to hold shareholder meetings at specified locations outside of the Province of Alberta pursuant to s.131(4) of the Business Corporations Act (Alberta), all as more particularly described in the Management Information Circular dated April 10, 2003.

4.	On any other business which may properly come before the Meeting, or any adjournment(s) thereof, the proxy is authorized to act or vote as he or she in his or her discretion may determine.

     The shares represented by this Proxy will be voted in accordance with any instructions on any ballot that may be called for. Unless a contrary instruction is indicated, this Proxy will be voted at the Meeting in favour of the matters referred to above.

     If any amendment or variation to the matters identified in the Notice of Meeting which accompanies this Proxy is proposed at the Meeting or any adjournment thereof, or if any other matters properly come before such meeting or any adjournment thereof, this Proxy confers discretionary authority to vote on any such amendment or variation or such other matters according to the best judgment of the person voting the Proxy.

     The undersigned hereby revokes any proxy previously given for the Meeting referred to herein.

     DATED this ___________ day of _______________________, 2003.

_____________________________________________________ Address (Please Print)	_____________________________________________________ Signature of Shareholder

_____________________________________________________	_____________________________________________________ Name (Please Print)

_____________________________________________________	_____________________________________________________ Number of Common Shares

Notes:

a.	This form of proxy must be dated and signed by the shareholder or his attorney in writing or, if the shareholder is a body corporate this form of proxy must be executed under its corporate seal by a director, officer or attorney thereof duly authorized. If this form of proxy is not dated in the above space, it is deemed to bear the date on which it was mailed by the Corporation.

b.	A Shareholder has the right to appoint a person, who need not be a shareholder of the Corporation, as his nominee to attend and act for him and on his behalf at the Meeting. To exercise such right, the shareholder should insert the name of his nominee in the blank space provided for that purpose or complete another form of proxy.

     SHAREHOLDERS WHO ARE UNABLE TO ATTEND THE MEETING ARE REQUESTED TO COMPLETE THIS FORM OF PROXY AND RETURN IT TO THE CORPORATION’S TRANSFER AGENT IN THE ENVELOPE PROVIDED FOR THIS PURPOSE.